Main Estimates

2023–2024

Budget principal

2023–2024

New Brunswick / Nouveau-Brunswick

Main Estimates 2023–2024

Budget principal 2023–2024

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

March 21, 2023

Cover:
Executive Council Office, Corporate
Communications (# 13675)

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-3032-0 (Bilingual Print Edition)
ISBN 978-1-4605-3036-8 (PDF: Bilingual edition)

ISSN 0700-2467

Printed in New Brunswick

Publié par :
Ministère des Finances et du Conseil du Trésor
Province du Nouveau-Brunswick
Case postale 6000
Fredericton (Nouveau-Brunswick)
E3B 5H1
Canada

Internet : www.gnb.ca/finances

21 mars 2023

Couverture :
Bureau du Conseil exécutif, Communications
gouvernementales (n° 13675)

Imprimerie et reliure :
Services d'imprimerie, Service Nouveau-Brunswick

ISBN 978-1-4605-3032-0 (édition bilingue imprimée)
ISBN 978-1-4605-3036-8 (PDF : édition bilingue)

ISSN 0700-2467

Imprimé au Nouveau-Brunswick

Think Recycling!   Pensez à recycler!

TABLE OF CONTENTS / TABLE DES MATIÈRES

TABLE OF CONTENTS / TABLE DES MATIÈRES

(continued / suite)

TABLE OF CONTENTS / TABLE DES MATIÈRES

(continued / suite)

SECTION 4 - REVENUE / RECETTES

Department / Ministère

--- Section 1 ---

EXPLANATORY NOTES /

NOTES EXPLICATIVES

Explanatory Notes	Notes explicatives

Introduction

The 2023–2024 Main Estimates represent the Government's financial plan presented to the Legislative Assembly for the fiscal year ending March 31, 2024. The Main Estimates outline the estimated revenues and expenditures for the year based upon the policies, programs and priorities of the Government.

Estimates Format

The 2023–2024 Main Estimates are divided into four sections as follows:

Section 1 – Explanatory Notes

This section provides an overview of the Main Estimates document.

Section 2 – Comparative Budget Plan

The *Statement of Surplus or Deficit* includes a summary of revenues and expenses for the Ordinary Account, Capital Account, Special Purpose Account, Special Operating Agencies, Sinking Fund Earnings and Amortization of Tangible Capital Assets, resulting in a Surplus or Deficit.

Government is required to recognize the gross cost of a tangible capital asset when establishing the amortization expense. Given that tangible capital assets have been acquired through a capital budget appropriation and amortization expense is simply the result of these past decisions, an appropriation for amortization expense is not required. A table of amortization expense has been provided in Section 2 for information purposes only.

Introduction

Le Budget principal de 2023–2024 est le plan financier du gouvernement qui est présenté à l'Assemblée législative pour l'année financière se terminant le 31 mars 2024. Le budget principal explique les recettes et les dépenses prévues pour l'année selon les politiques, les programmes et les priorités du gouvernement.

Format du budget principal

Le Budget principal de 2023–2024 est divisé en quatre sections :

Section 1 – Notes explicatives

Cette section présente un survol du document du budget principal.

Section 2 – Plan budgétaire comparatif

L'*État de l'excédent ou du déficit* inclut un sommaire des recettes et des dépenses pour le compte ordinaire, le compte de capital, le compte à but spécial, le compte des organismes de services spéciaux, les gains sur les fonds d'amortissement et d'amortissement des immobilisations corporelles, donnant lieu à un excédent ou à un déficit.

Le gouvernement doit reconnaître le coût brut des immobilisations corporelles dans l'établissement de la charge d'amortissement. Vu que les immobilisations corporelles ont été acquises par crédit du budget de capital et que la charge d'amortissement est simplement le résultat des décisions précédentes, il n'est pas nécessaire de faire adopter un crédit pour la charge d'amortissement. Un tableau de la charge d'amortissement est fourni pour information dans la section 2.

Section 3 – Expenditures

This section provides comparative expenditure information (i.e. 2022–2023 Estimate, 2022–2023 Revised and 2023–2024 Estimate) by account in summary form. This section also provides further information by department, program and program component. It also includes the departmental appropriations (i.e. To be Voted) by account for each department.

The Main Estimates contain details of appropriations required by the *Financial Administration Act* for the Ordinary Account, Capital Account, Special Operating Agencies and for Loans and Advances.

The Legislature authorizes departmental spending through a number of votes. Statutory payments are excluded from voted amounts due to the fact that spending authority is specified in related legislation and does not require an annual appropriation as per subsection 30(3). Capital and Loans and Advances are voted on a gross basis as they are considered payments out of the Consolidated Fund. Special Purpose Account expenditures are not voted but are included within the Main Estimates for information purposes.

Section 3 – Dépenses

Cette section fournit de l'information comparative sommaire sur les dépenses par compte (Prévisions de 2022–2023, Prévisions révisées de 2022–2023 et Prévisions de 2023–2024). Elle donne aussi de l'information par ministère, par programme et par élément de programme. Elle comprend les crédits (devant être adoptés) par compte pour chaque ministère.

Le budget principal renferme les renseignements sur les crédits exigés par la *Loi sur l'administration financière* pour le compte ordinaire, le compte de capital, le compte des organismes de services spéciaux ainsi que les prêts et les avances.

L'Assemblée législative autorise les dépenses des ministères par un certain nombre de crédits. Les paiements légaux sont exclus des montants votés, car l'autorité de dépenser est précisée dans une loi connexe et n'exige pas un crédit budgétaire annuel aux termes du paragraphe 30(3). Les fonds de capital et les prêts et avances sont votés comme des montants bruts, car ils sont considérés comme des paiements effectués à partir du Fonds consolidé. Les dépenses au compte à but spécial ne sont pas votées, mais elles sont incluses dans le budget principal pour information.

Section 4 – Revenue

This section provides comparative revenue information (i.e. 2022–2023 Estimate, 2022–2023 Revised and 2023–2024 Estimate) by account in summary form. This section also provides further information by department, account and source.

Details on estimated spending plans for all programs and program components, including human resources implications, will be the responsibility of each department when they present their departmental estimates.

It should be noted that throughout the document, numbers may not add due to rounding.

Section 4 - Recettes

Cette section fournit de l'information comparative sommaire sur les recettes (Prévisions de 2022–2023, Prévisions révisées de 2022–2023 et Prévisions de 2023–2024) par compte. Elle fournit aussi de l'information par ministère, par compte et par source.

Les renseignements sur les plans de dépenses prévus pour chaque programme et élément de programme, y compris les répercussions sur les ressources humaines, seront la responsabilité des ministères lorsqu'ils présenteront leurs prévisions.

Veuillez prendre note que les sommes ont été arrondies dans tout le document, ce qui explique les écarts.

--- Section 2 ---

COMPARATIVE BUDGET PLAN /

PLAN BUDGÉTAIRE COMPARATIF

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT / ÉTAT COMPARATIF DE L'EXCÉDENT OU DU DÉFICIT

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	BUDGETARY ACCOUNTS / COMPTES BUDGÉTAIRES	2023–2024 ESTIMATE / PRÉVISIONS
		Revenue / Recettes	
10,764,172	11,833,706	Ordinary Account / Compte ordinaire……………………………………………	11,621,146
44,415	49,856	Capital Account / Compte de capital……………………………………………	42,739
127,672	132,696	Special Purpose Account / Compte à but spécial……………………………	132,030
202,091	184,877	Special Operating Agencies (net) / Organismes de services spéciaux (nettes)……………………………………………………	179,656
207,700	212,500	Sinking Fund Earnings / Gains du fonds d'amortissement…………………………	217,000
11,346,050	12,413,635	**Total Revenue / Recettes totales………………………....…………………**	12,192,571
		Expense / Charges	
10,236,294	10,459,846	Ordinary Account / Compte ordinaire……………………………………………	10,986,109
134,193	154,322	Capital Account / Compte de capital……………………………………………	177,910
144,609	152,984	Special Purpose Account / Compte à but spécial……………………………	152,927
221,155	208,917	Special Operating Agencies (net) / Organismes de services spéciaux (nettes)……………………………………………………	211,251
574,574	574,953	Amortization of Tangible Capital Assets / Amortissement des immobilisations corporelles……………………………………………	624,075
11,310,825	11,551,022	**Total Expense / Charges totales…………………………....……………….**	12,152,272
35,225	**862,613**	**Surplus (Deficit) / Excédent (Déficit)…………………………………………**	**40,299**

Note: / Remarque :

The 2022–2023 Estimates for both revenue and expense have been restated throughout Main Estimates to reflect government reorganization. / Les prévisions de 2022–2023 pour les recettes et les dépenses ont été redressées dans le budget principal en fonction de la réorganisation du gouvernement.

TOTAL REVENUE / RECETTES TOTALES

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches………………………………	12,180	-	-	-	12,180
Education and Early Childhood Development / Éducation et Développement de la petite enfance……………	178,405	-	56,490	-	234,895
Environment and Local Government / Environnement et Gouvernements locaux……………………………………	3,770	-	49,730	-	53,500
Finance and Treasury Board / Finances et Conseil du Trésor……………………………………………	10,041,232	-	1,016	-	10,042,248
General Government / Gouvernement général………………	3,315	-	-	-	3,315
Health / Santé………………………………………………	158,566	-	1,500	-	160,066
Justice and Public Safety / Justice et Sécurité publique…….	257,933	-	16,669	-	274,602
Legislative Assembly / Assemblée législative………………	603	-	-	-	603
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie…………	84,258	50	3,230	-	87,538
Opportunities New Brunswick / Opportunités Nouveau-Brunswick……………………………………………	12,133	-	-	-	12,133
Other Agencies / Autres organismes…………………………	648,708	-	-	-	648,708
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………	132,717	-	3,426	4,899	141,042
Regional Development Corporation / Société de développement régional ……………………………………	-	-	-	219,686	219,686
Social Development / Développement social…………………	87,324	50	510	-	87,884
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………………………………	5,445	-	2,589	7,592	15,626
Transportation and Infrastructure / Transports et Infrastructure……………………………………………	7,184	42,639	650	110,400	160,873
Sub-total / Total partiel…………………………………	11,633,773	42,739	135,810	342,577	12,154,899
Sinking Fund Earnings / Gains du fonds d'amortissement					217,000
Inter-account Transactions / Opérations intercomptes	(12,627)	-	(3,780)	(162,921)	(179,328)
TOTAL REVENUE / RECETTES TOTALES	11,621,146	42,739	132,030	179,656	12,192,571

TOTAL EXPENSE / CHARGES TOTALES

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………	48,876	465	-	-	49,341
Education and Early Childhood Development / Éducation et Développement de la petite enfance……………	1,720,574	893	55,289	-	1,776,756
Environment and Local Government / Environnement et Gouvernements locaux……………………………………	129,550	1,000	58,380	-	188,930
Executive Council Office / Bureau du Conseil exécutif…….	11,671	-	-	-	11,671
Finance and Treasury Board / Finances et Conseil du Trésor……………………………………………	31,975	-	1,016	-	32,991
General Government / Gouvernement général………………	1,046,550	-	-	-	1,046,550
Health / Santé………………………………………………	3,584,096	39,137	1,500	-	3,624,733
Justice and Public Safety / Justice et Sécurité publique…….	366,718	-	19,401	-	386,119
Legislative Assembly / Assemblée législative………………	33,062	-	-	-	33,062
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie…………	122,730	5,971	3,225	-	131,926
Office of the Premier / Cabinet du premier ministre…………	1,727	-	-	-	1,727
Opportunities New Brunswick / Opportunités Nouveau-Brunswick…………………………………………	57,098	-	-	-	57,098
Other Agencies / Autres organismes…………………………	421,865	-	-	-	421,865
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………	668,951	2,200	3,426	4,698	679,275
Regional Development Corporation / Société de développement régional …………………………………..…	50,841	57,500	-	250,976	359,317
Service of the Public Debt / Service de la dette publique……………………………………………	627,000	-	-	-	627,000

TOTAL EXPENSE / CHARGES TOTALES

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
Social Development / Développement social………………	1,633,703	50,000	6,200	-	1,689,903
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………………………….………	75,129	9,514	2,570	8,598	95,811
Transportation and Infrastructure / Transports et Infrastructure……………………………………………	378,911	850,361	1,920	109,900	1,341,092
Total Expenditure / Dépenses totales………………………	11,011,027	1,017,041	152,927	374,172	12,555,167
Investment in Tangible Capital Assets / Investissement dans les immobilisations corporelles	(8,511)	(839,131)	-	-	(847,642)
Inter-account Transactions / Opérations intercomptes	(16,407)	-	-	(162,921)	(179,328)
Amortization of Tangible Capital Assets / Amortissement des immobilisations corporelles					624,075
TOTAL EXPENSE / CHARGES TOTALES	10,986,109	177,910	152,927	211,251	12,152,272

CHANGE IN NET DEBT / L'ÉVOLUTION DE LA DETTE NETTE

(In thousands of dollars / En milliers de dollars)

	2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	2023–2024 ESTIMATE / PRÉVISIONS
Net Debt - Beginning of Year / Dette nette - Début de l'exercice………………………………………	**(12,981,188)**	**(12,362,623)**	**(11,613,115)**
Changes in Year / Changements durant l'exercice			
Surplus (Deficit) / Excédent (Déficit)…………………………………	35,225	862,613	40,299
Investments in Tangible Capital Assets / Investissement dans les immobilisations corporelles……………………	(625,281)	(688,058)	(847,642)
Amortization of Tangible Capital Assets / Amortissement des immobilisations corporelles………………………	574,574	574,953	624,075
(Increase) Decrease in Net Debt / (Augmentation) Diminution de la dette nette…………………………..	**(15,482)**	**749,508**	**(183,268)**
Net Debt - End of Year / Dette nette - Fin de l'exercice………………………………………………	**(12,996,670)**	**(11,613,115)**	**(11,796,383)**
Net Debt-to-GDP Ratio / Rapport entre la dette nette et le PIB……………..…………………………….	**30.1%**	**25.1%**	**24.9%**

COMPARATIVE STATEMENT OF INVESTMENT IN TANGIBLE CAPITAL ASSETS /
ÉTAT COMPARATIF DE L'INVESTISSEMENT DANS LES IMMOBILISATIONS CORPORELLES

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023–2024 ESTIMATE / PRÉVISIONS
1,221	1,221	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………………	625
1,000	684	Environment and Local Government / Environnement et Gouvernements locaux………………………………………	1,000
39,550	35,492	Health / Santé………………………………………………………………	47,501
180	207	Justice and Public Safety / Justice et Sécurité publique………………………	0
7,670	1,050	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie………………………………………	5,221
0	350	Opportunities New Brunswick / Opportunités Nouveau-Brunswick……………	0
0	0	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………………………	147
500	1,500	Social Development / Développement social…………………………………	33,500
3,855	7,689	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………	4,281
571,305	639,865	Transportation and Infrastructure / Transports et Infrastructure………………	755,367
625,281	688,058	TOTAL…………………………………………………………………………	847,642

COMPARATIVE STATEMENT OF AMORTIZATION / ÉTAT COMPARATIF D'AMORTISSEMENT

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023–2024 ESTIMATE / PRÉVISIONS
156	140	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches..........	396
61,169	61,169	Education and Early Childhood Development / Éducation et Développement de la petite enfance..............	65,522
1,199	2,970	Environment and Local Government / Environnement et Gouvernements locaux..............	1,663
91,773	91,773	Health / Santé..............	116,691
688	634	Justice and Public Safety / Justice et Sécurité publique..............	587
745	679	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie..............	789
174	524	Opportunities New Brunswick / Opportunités Nouveau-Brunswick..............	244
34,117	31,989	Other Agencies / Autres organismes..............	33,243
0	0	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail..............	42
0	0	Regional Development Corporation / Société de développement régional..............	181
6,925	6,925	Social Development / Développement social..............	7,284
1,777	1,965	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture..............	2,270
361,151	361,485	Transportation and Infrastructure / Transports et Infrastructure..............	378,363
14,700	14,700	Vehicle Management Agency / Agence de gestion des véhicules..............	16,800
574,574	574,953	TOTAL..............	624,075

--- Section 3 ---

EXPENDITURES /

DÉPENSES

COMPARATIVE STATEMENT OF ESTIMATED GROSS EXPENDITURE /
ÉTAT COMPARATIF DES DÉPENSES BRUTES PRÉVUES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023–2024 ESTIMATE / PRÉVISIONS
45,451	43,951	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches............	48,876
1,572,628	1,596,728	Education and Early Childhood Development / Éducation et Développement de la petite enfance............	1,720,574
167,656	170,076	Environment and Local Government / Environnement et Gouvernements locaux............	129,550
10,755	10,455	Executive Council Office / Bureau du Conseil exécutif............	11,671
29,784	27,759	Finance and Treasury Board / Finances et Conseil du Trésor............	31,975
1,059,530	1,048,279	General Government / Gouvernement général............	1,046,550
3,239,386	3,321,357	Health / Santé............	3,584,096
314,276	333,743	Justice and Public Safety / Justice et Sécurité publique............	366,718
36,435	34,250	Legislative Assembly / Assemblée législative............	33,062
101,731	150,231	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie............	122,730
1,516	1,516	Office of the Premier / Cabinet du premier ministre............	1,727
55,115	44,348	Opportunities New Brunswick / Opportunités Nouveau-Brunswick............	57,098
403,693	406,151	Other Agencies / Autres organismes............	421,865
656,415	723,893	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail............	668,951
50,637	43,787	Regional Development Corporation / Société de développement régional............	50,841
634,000	584,000	Service of the Public Debt / Service de la dette publique............	627,000
1,467,573	1,511,073	Social Development / Développement social............	1,633,703
68,744	71,562	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture............	75,129
349,901	365,911	Transportation and Infrastructure / Transports et Infrastructure............	378,911
10,265,226	10,489,070	Total Expenditure / Dépenses totales............	11,011,027
(12,680)	(13,057)	Investment in Tangible Capital Assets / Investissement dans les immobilisations corporelles............	(8,511)
(16,252)	(16,167)	Inter-account Transactions / Opérations intercomptes............	(16,407)
10,236,294	10,459,846	TOTAL EXPENSE / CHARGES TOTALES............	10,986,109

SUMMARY OF AMOUNTS TO BE VOTED / SOMMAIRE DES MONTANTS FAISANT L'OBJET D'UN VOTE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	2023–2024 TOTAL ORDINARY / ORDINAIRE	NON-VOTED / NON-VOTÉ	TO BE VOTED / À VOTER
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………	48,876	54	48,822
Education and Early Childhood Development / Éducation et Développement de la petite enfance……………	1,720,574	54	1,720,520
Environment and Local Government / Environnement et Gouvernements locaux……………………	129,550	108	129,442
Executive Council Office / Bureau du Conseil exécutif……	11,671	-	11,671
Finance and Treasury Board / Finances et Conseil du Trésor……………………………………	31,975	54	31,921
General Government / Gouvernement général………………	1,046,550	348	1,046,202
Health / Santé……………………………………………	3,584,096	54	3,584,042
Justice and Public Safety / Justice et Sécurité publique……	366,718	108	366,610
Legislative Assembly / Assemblée législative………………	33,062	4,434	28,628
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie………	122,730	54	122,676
Office of the Premier / Cabinet du premier ministre………	1,727	81	1,646
Opportunities New Brunswick / Opportunités Nouveau-Brunswick…………………………………………	57,098	-	57,098
Other Agencies / Autres organismes………………………	421,865	416,192	5,673
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………	668,951	54	668,897
Regional Development Corporation / Société de développement régional…………………………………	50,841	54	50,787
Service of the Public Debt / Service de la dette publique….	627,000	622,300	4,700
Social Development / Développement social ………………	1,633,703	54	1,633,649
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture………………………………	75,129	54	75,075
Transportation and Infrastructure / Transports et Infrastructure……………………………………	378,911	27,056	351,855
TOTAL……………………………………………………	11,011,027	1,071,113	9,939,914

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023–2024 ESTIMATE / PRÉVISIONS
465	265	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………………………………………………	465
1,745	1,745	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………………	893
1,000	684	Environment and Local Government / Environnement et Gouvernements locaux…………………………………………………………………	1,000
27,050	27,050	Health / Santé…………………………………………………………....	39,137
7,920	1,050	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie…………………………………………	5,971
2,000	2,000	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………………………	2,200
35,000	39,000	Regional Development Corporation / Société de développement régional…………	57,500
12,000	17,100	Social Development / Développement social………………………………………	50,000
9,020	12,531	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture………………	9,514
650,594	727,898	Transportation and Infrastructure / Transports et Infrastructure……………………	850,361
746,794	829,323	Total Expenditure / Dépenses totales………………………………………………	1,017,041
(612,601)	(675,001)	Investment in Tangible Capital Assets / Investissement dans les immobilisations corporelles…………………………………………………	(839,131)
134,193	154,322	TOTAL EXPENSE / CHARGES TOTALES……………………………………	177,910

Note: / Remarque:

The capital construction and capital improvement expenditures for government departments are voted under the Public Works and Infrastructure program in the Department of Transportation and Infrastructure. / Les dépenses relatives aux installations permanentes et à l'amélioration des biens immobiliers sont votées dans le cadre du programme Travaux publics et infrastructure du ministère des Transports et de l'Infrastructure.

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023–2024 ESTIMATE / PRÉVISIONS
52,889	55,289	Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………………………………	55,289
56,000	61,120	Environment and Local Government / Environnement et Gouvernements locaux ……………………………………………………………………………	58,380
966	866	Finance and Treasury Board / Finances et Conseil du Trésor………………………	1,016
1,500	1,500	Health / Santé…………………………………………………………………………	1,500
17,528	18,493	Justice and Public Safety / Justice et Sécurité publique……………………………	19,401
4,312	3,872	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie……………………………………………	3,225
268	268	Opportunities New Brunswick / Opportunités Nouveau-Brunswick………………	0
3,886	3,116	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………………………………	3,426
2,700	3,900	Social Development / Développement social………………………………………	6,200
2,640	2,640	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………………	2,570
1,920	1,920	Transportation and Infrastructure / Transports et Infrastructure……………………	1,920
144,609	152,984	TOTAL………….………………………………………………………………………	152,927

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023–2024 ESTIMATE / PRÉVISIONS
4,698	4,710	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………………………	4,698
229,300	214,688	Regional Development Corporation / Société de développement régional…………	250,976
5,696	7,058	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………………	8,598
92,800	109,800	Transportation and Infrastructure / Transports et Infrastructure……………………	109,900
332,494	336,256	Total Expenditure / Dépenses totales……………………………………………	374,172
(111,339)	(127,339)	Inter-account Transactions / Opérations intercomptes……………………………	(162,921)
221,155	208,917	TOTAL EXPENSE / CHARGES TOTALES……………………………………………	211,251

COMPARATIVE STATEMENT OF LOANS AND ADVANCES / ÉTAT COMPARATIF DES PRÊTS ET AVANCES

(In thousands of dollars   / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023–2024 ESTIMATE / PRÉVISIONS
11,100	3,500	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches………	8,600
50,000	20,000	Opportunities New Brunswick / Opportunités Nouveau-Brunswick………………	50,000
69,900	63,000	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………………………………………	90,500
10,000	500	Regional Development Corporation / Société de développement régional…………	5,000
3,224	3,224	Social Development / Développement social………………………………………	3,224
144,224	90,224	TOTAL………………………………………………………………………………	157,324

WORKING CAPITAL - MAXIMUM BALANCES / FONDS DE ROULEMENT - SOLDES MAXIMAUX

(In thousands of dollars   / En milliers de dollars)

WORKING CAPITAL ADVANCES / AVANCES - FONDS DE ROULEMENT :

Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches………………………….		1,100
Health / Santé…………………………………………………………………………………………		1,225
Justice and Public Safety / Justice et Sécurité publique…………………………………………………		4
Social Development / Développement social……………………………………………………………		1,900
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture………………….....………………..		500
Transportation and Infrastructure / Transports et Infrastructure……………………………………		3,000
WorkSafeNB / Travail sécuritaire NB		
- Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………………………………………………………………	160	
- Finance and Treasury Board / Finances et Conseil du Trésor……………………………………	360	520
TOTAL - WORKING CAPITAL ADVANCES / AVANCES - FONDS DE ROULEMENT		8,249

PETTY CASH ADVANCES / AVANCES - PETITE CAISSE :

Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………….	12
Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………………………………………………………………………	150
Environment and Local Government / Environnement et Gouvernements locaux……………………	2
Health / Santé……………………………………………………………………………………………	2
Justice and Public Safety / Justice et Sécurité publique…………………………………………………	31
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie……………………………………………………………………………………………	15
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………………………………………….....………………………	15
Social Development / Développement social…………………………………………….....…………	24
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………………....………………	100
Transportation and Infrastructure / Transports et Infrastructure……………………………………	23
Other (small advances) / Autres (petits avances)…………………………………………………	3
TOTAL - PETTY CASH ADVANCES / AVANCES - PETITE CAISSE	377

INVENTORIES / STOCKS :

Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………….	2,000
Health / Santé………………………………………………………………………………………	8,830
Justice and Public Safety / Justice et Sécurité publique…………………………………………	423
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie………………………………………………………………………………………	510
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………………………………………………....…………………	200
Social Development / Développement social……………………………………………….....………	100
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………….....………………	900
Transportation and Infrastructure / Transports et Infrastructure……………………………………	23,000
TOTAL - INVENTORIES / STOCKS	35,963

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
45,451	43,951	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………………	48,876
45,451	43,951	TOTAL - Gross Ordinary / Compte brute ordinaire……………	48,876

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

AGRICULTURE, AQUACULTURE AND FISHERIES		AGRICULTURE, AQUACULTURE ET PÊCHES

PROGRAM OBJECTIVES

To deliver targeted programs and services, and provide strategic direction in support of economic development opportunities related to the sustainable primary and value-added agriculture, aquaculture and fisheries sectors.

OBJECTIFS DU PROGRAMME

Assurer la prestation de programmes et services, et fournir la direction stratégique en support des opportunités de développement économique relatif aux secteurs primaire durable et à valeur ajoutée de l'agriculture, de l'aquaculture et des pêches.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

EXECUTIVE ADMINISTRATION	680	ADMINISTRATION GÉNÉRALE

Provide executive management and strategic direction.

Assurer une gestion supérieure et une orientation stratégique.

AGRICULTURE	13,557	AGRICULTURE

To provide specialist advice and services for the growth and competitiveness of the agriculture sector. To provide services and programs focused on maintaining livestock and animal health, crop development and preserving food safety and quality.

Offrir des conseils et des services spécialisés pour la croissance et la compétitivité du secteur de l'agriculture. Fournir des services et des programmes visant le maintien en bonne santé du bétail et des animaux, le développement des cultures et la préservation de la salubrité et de la qualité des aliments.

FISHERIES AND AQUACULTURE	5,431	PÊCHERIES ET AQUACULTURE

To provide specialist advice and services for the growth and competitiveness of the fisheries and aquaculture sector. To provide services and programs focused on maintaining sustainable practices and preserving food safety and quality.

Offrir des conseils et des services spécialisés pour la croissance et la compétitivité du secteur des pêches et de l'aquaculture. Fournir des services et des programmes visant le maintien des pratiques durables et la préservation de la salubrité et de la qualité des aliments.

MARKETING AND TRADE	2,142	MARKETING ET COMMERCE

To provide strategic delivery and coordination of marketing and trade initiatives such as Local Food and Beverages Strategy, seafood exports, market intelligence and other related activities.

Assurer la prestation et la coordination stratégiques d'initiatives de marketing et de commerce comme la Stratégie sur les boissons et les aliments locaux, les exportations de produits de la mer, la collecte de renseignements commerciaux et d'autres activités connexes.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

AGRICULTURE, AQUACULTURE AND FISHERIES (continued)		AGRICULTURE, AQUACULTURE ET PÊCHES (suite)
BUSINESS GROWTH	1,259	CROISSANCE DES ENTREPRISES
To provide strategic delivery and coordination of development initiatives to support new entrants and the growth of businesses within the agriculture, aquaculture and fisheries sectors.		Assurer la prestation et la coordination stratégiques d'initiatives de développement pour appuyer les nouveaux venus et la croissance des entreprises dans les secteurs de l'agriculture, de l'aquaculture et des pêches.
INDUSTRY FINANCIAL PROGRAMS	25,031	PROGRAMMES FINANCIERS DESTINÉS À L'INDUSTRIE
To provide financial assistance to the agriculture, aquaculture and fisheries sectors under various funding programs.		Fournir une aide financière aux industries de l'agriculture, de l'aquaculture et des pêches au titre de divers programmes de financement.
FARM PRODUCTS COMMISSION	776	COMMISSION DES PRODUITS DE FERME
To provide management and administrative support to the Commission in the monitoring of commodity boards under the provision of the *Natural Products Act*.		Fournir un soutien en gestion et un soutien administratif à la Commission, qui est responsable, en vertu des dispositions de la *Loi sur les produits naturels*, de la surveillance des divers offices de commercialisation.
TOTAL	48,876	TOTAL
TOTAL - DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES	48,876	TOTAL - MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	48,822	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
65	65	Capital Equipment / Biens d'équipement…………………………	65
400	200	Strategic Infrastructure / Infrastructure stratégique……………	400
465	265	TOTAL…………………………………………………………	465

COMPARATIVE STATEMENT OF LOANS AND ADVANCES / ÉTAT COMPARATIF DES PRÊTS ET AVANCES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
1,600	0	New Brunswick Agricultural Insurance Commission / Commission de l'assurance agricole du Nouveau-Brunswick……	1,600
9,500	3,500	Loan Programs / Programmes de prêts…………………………	7,000
11,100	3,500	TOTAL……………………………………………………	8,600
		TO BE VOTED / À VOTER……………………………………	8,600

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE**
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
92,768	97,268	Corporate and Other Education Services / Services généraux et autres services d'enseignement………………………	94,211
1,252,306	1,299,406	School Districts / Districts scolaires……………………………	1,356,719
227,554	200,054	Early Childhood Development / Développement de la petite enfance……………………………………………………	269,644
1,572,628	1,596,728	TOTAL - Gross Ordinary / Compte brute ordinaire……………	1,720,574

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER EDUCATION SERVICES		SERVICES GÉNÉRAUX ET AUTRES SERVICES D'ENSEIGNEMENT

PROGRAM OBJECTIVES

Provide administration and support services as well as research and planning services for the department. Manage programs and services in the area of instruction and evaluation.

OBJECTIFS DU PROGRAMME

Fournir des services d'administration et de support ainsi que des services de recherche et de planification au ministère. Gérer des programmes et services dans les domaines de l'instruction et de l'évaluation.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

MANAGEMENT SERVICES	13,484	SERVICES DE GESTION

Provide support in the areas of executive management, human resources, finance, accounting, budgeting, administration and performance and continuous improvement.

Fournir des services de soutien dans les domaines de direction supérieure, ressources humaines, finances, comptabilité, budget, administration et rendement et amélioration continue.

Provide planning and research services for the department in areas such as education research, statistical analysis, policy and legislation.

Fournir des services de planification et de recherche au ministère dans des domaines tels que la recherche en éducation, l'analyse statistique, les politiques et les lois.

EDUCATION SERVICES	57,667	SERVICES ÉDUCATIFS

Plan, develop and ensure implementation of the prescribed curriculum for the public schools of the province.

Planifier, élaborer et assurer la mise en oeuvre des programmes d'études prescrits pour les écoles publiques de la province.

Provide support services to the district staff in the organization, implementation and maintenance of educational services.

Fournir des services de soutien au personnel des districts pour l'élaboration, la mise en oeuvre, et le suivi de services éducatifs.

Provide direct and indirect educational services to exceptional students.

Fournir des services éducatifs directs et indirects aux élèves exceptionnels.

Develop and administer a provincial comprehensive policy on educational evaluation.

Élaborer et administrer une politique provinciale globale sur l'évaluation de l'enseignement.

Develop and administer provincial testing programs at both elementary and secondary school levels.

Élaborer et administrer des programmes l'évaluation aux niveaux scolaires primaire et secondaire.

Funding and monitoring of early intervention services, development of curriculum and professional learning and provision of other supports for early childhood development.

Financement et suivi des services d'intervention précoce, élaboration de curriculum éducatifs et de développement professionnel et autres appuis en lien avec le développment de la petite enfance.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER EDUCATION SERVICES (continued)		SERVICES GÉNÉRAUX ET AUTRES SERVICES D'ENSEIGNEMENT (suite)
SUPPORT SERVICES	23,060	SERVICES DE SOUTIEN
Provide support services to school districts.		Fournir des services de soutien aux districts scolaires.
TOTAL	94,211	TOTAL

SCHOOL DISTRICTS		DISTRICTS SCOLAIRES

PROGRAM OBJECTIVES

Provide funding for school programs and services and develop financial policies and procedures for school districts.

OBJECTIFS DU PROGRAMME

Fournir les fonds pour les programmes et services scolaires, et élaborer des directives et modalités financières pour les districts scolaires.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

DISTRICT OFFICE	35,427	BUREAU DES DISTRICTS

Provide administrative, financial and budgeting services for school districts. Implement prescribed curriculum and provide pedagogical support to schools.

Fournir des services administratifs, financiers et budgétaires aux districts scolaires. Appliquez les programmes d'études et offrir un soutien pédagogique aux écoles.

Develop, implement and maintain human resource services for bargaining and non-bargaining employees.

Élaborer, mettre sur pied et soutenir des services de ressources humaines pour le personnel syndiqué et non syndiqué.

EDUCATIONAL SERVICES	1,114,002	SERVICES D'ÉDUCATION

Funding for prescribed instructional programs.

Fonds pour les programmes pédagogiques prescrits.

FACILITIES	147,851	INSTALLATIONS

Funding for planning and operation of school facilities.

Fonds pour la planification et le fonctionnement des installations scolaires.

PUPIL TRANSPORTATION	59,439	TRANSPORT DES ÉLÈVES

Funding for the operation and maintenance of the school bus fleet.

Fonds pour le fonctionnement et l'entretien du parc d'autobus scolaires.

TOTAL	1,356,719	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

EARLY CHILDHOOD DEVELOPMENT		DÉVELOPPEMENT DE LA PETITE ENFANCE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Provide services aimed at supporting parents and enhancing early learning experiences to improve childhood outcomes.		Fournir des services qui visent à soutenir les parents et accroître les expériences en apprentissage précoce afin d'améliorer les résultats des enfants.
TOTAL	269,644	TOTAL
TOTAL - DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT	1,720,574	TOTAL - MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	1,720,520	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
1,745	1,745	Public Schools - Capital Equipment / Écoles publiques - Biens d'équipement………………………………………………	893
1,745	1,745	TOTAL…………………………………………….....…………	893

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
190	190	Scholarships and Trusts / Bourses et fiducies......................	190
8,000	10,400	First Nations Educational Fund / Fonds d'éducation des Premières nations..	10,400
39,138	39,138	School District Projects / Projets de districts scolaires............	39,138
4,950	4,950	School District Self-sustaining Funds / Fonds autonomes de districts scolaires...	4,950
5	5	Computers for Schools / Ordinateurs pour les écoles.............	5
606	606	International Education Services / Services d'éducation internationale..	606
52,889	55,289	TOTAL...	55,289

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
2,155	2,705	Corporate Services and Community Funding / Services généraux et financement communautaire…………………………	2,864
1,207	1,357	Policy, Public Education and Engagement / Politiques, sensibilisation et engagement du public…………………………	1,313
151,117	151,537	Local Government and Local Governance Reform / Gouvernements locaux et de la Réforme de la gouvernance locale…………………………………………………………………	110,374
317	317	Assessment and Planning Appeal Board / Commission d'appel en matière d'évaluation et d'urbanisme…………………	335
7,120	8,320	Authorizations and Compliance / Autorisations et conformité……………………………………………………………	8,167
4,155	4,255	Environmental Science and Protection / Science et protection de l'environnement…………………………………………	4,845
1,585	1,585	Climate Change Secretariat / Secrétariat des changements climatiques…………………………………………………………	1,652
167,656	170,076	TOTAL - Gross Ordinary / Compte brute ordinaire………….	129,550

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE SERVICES AND COMMUNITY FUNDING

PROGRAM OBJECTIVES

To provide executive management and administrative support for all departmental programs and to administer Federal and Provincial funding programs targeted at community infrastructure.

PROGRAM COMPONENTS

SENIOR MANAGEMENT — 1,104

Provide executive management for departmental programs.

CORPORATE SERVICES — 1,578

Provide services in the areas of corporate finance and administration, human resources, information technology, performance excellence and continuous improvement and liaise with Service New Brunswick to ensure the effective delivery of information technology development and support services.

COMMUNITY FUNDING — 182

To administer Federal and Provincial funding programs targeted at community infrastructure. To provide technical services to the division and advise municipalities on technical issues.

TOTAL — 2,864

SERVICES GÉNÉRAUX ET FINANCEMENT COMMUNAUTAIRE

OBJECTIFS DU PROGRAMME

Fournir un soutien à la haute direction et un soutien administratif pour tous les programmes du Ministère et gérer les programmes de financement fédéraux et provinciaux ciblant l’infrastructure communautaire.

ÉLÉMENTS DU PROGRAMME

HAUTE DIRECTION

Fournir des services de haute direction pour les programmes du Ministère.

SERVICES GÉNÉRAUX

Fournir des services dans les secteurs des finances Générales et de l’administration, des ressources humaines, des technologies de l’information, de l’excellence du rendement et de l’amélioration continue et assurer la liaison avec Service Nouveau-Brunswick afin de garantir la prestation efficace des services de développement et de soutien des technologies de l’information.

FINANCEMENT COMMUNAUTAIRE

Gérer les programmes fédéraux/provinciaux de financement ciblant l’infrastructure communautaire. Fournir des services techniques à la division et conseiller les municipalités sur les questions d’ordre technique.

TOTAL

POLICY, PUBLIC EDUCATION AND ENGAGEMENT

PROGRAM OBJECTIVES

Provide support in the areas of policy and planning, strategic initiatives, legal affairs and public engagement.

TOTAL — 1,313

POLITIQUES, SENSIBILISATION ET ENGAGEMENT DU PUBLIC

OBJECTIFS DU PROGRAMME

Fournir en soutien les domains de politiques et planification, initiatives stratégiques, des affaires juridique, et engagement de collectivités.

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT AND LOCAL GOVERNANCE REFORM		GOUVERNEMENTS LOCAUX ET DE LA REFORME DE LA GOUVERNANCE LOCALE

LOCAL GOVERNMENT AND LOCAL GOVERNANCE REFORM

GOUVERNEMENTS LOCAUX ET DE LA REFORME DE LA GOUVERNANCE LOCALE

PROGRAM OBJECTIVES

To serve as the primary point of contact between the Provincial Government and communities (incorporated and unincorporated). To provide professional financial advice, oversight and reporting services to local governments, regional service commissions and rural districts; to build governance capacity at the local level by providing advisory services to local governments; and to provide for the development of community services and the operationalization of programs in the unincorporated areas of New Brunswick through Rural District Managers. Local Government and Local Governance Reform is divided into two branches:
Community Finance, Local & Rural Governance; Regional Collaboration and Provincial and Community Planning.

OBJECTIFS DU PROGRAMME

Servir de principal point de contact entre le gouvernement provincial et les communautés (incorporées et non incorporées). Fournir des conseils financiers professionnels, des services de surveillance et de production de rapports aux gouvernements locaux, aux commissions de services régionaux et aux districts ruraux; renforcer la capacité de gouvernance au niveau local en fournissant des services consultatifs aux gouvernements locaux; et assurer le développement des services communautaires et l'opérationnalisation des programmes dans les régions non constituées en municipalité par l'entremise des gestionnaires de districts ruraux. Gouvernements locaux et réforme de la gouvernance locale est divisée en deux branches :
Finances communautaires, la gouvernance locale et rurale; Collaboration régionale et la planification provinciale et communautaire.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

RURAL DISTRICTS EXPENDITURES   20,597   DÉPENSES DES DISTRICTS RURAUX

Provide funding to unincorporated areas as provided for under *An Act Respecting Community Funding* and provide for the development of community services and the operationalization of programs through Rural District Managers. Provide consistent application of procedures across the Province, ensuring uniform community relations.

Fournir des fonds aux secteurs non constitués en municipalité conformément à la *Loi concernant le financement communautaire* et assurer le développement des services communautaires et la mise à exécution des programmes par l'entremise des gestionnaires des districts ruraux. Assurer l'application cohérente des procédures dans l'ensemble de la province de façon à établir des relations communautaires uniformes.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT AND LOCAL GOVERNANCE REFORM (continued)			GOUVERNEMENTS LOCAUX ET DE LA REFORME DE LA GOUVERNANCE LOCALE (suite)	
COMMUNITY FUNDING FOR LOCAL GOVERNMENTS AND REGIONAL SERVICE COMMISSIONS		73,001	FINANCEMENT COMMUNAUTAIRE AUX GOUVERNEMENTS LOCAUX ET AUX COMMISSIONS DE SERVICES RÉGIONAUX	
Provision of the community funding to local governments and regional service commissions (RSC) as provided for under *An Act Respecting Community Funding*			Versement du financement communautaire aux gouvernements locaux et aux commissions de services régionaux (CSR) tel que prévu dans la *Loi sur le financement communautaire*	
Community Funding to Local Government	65,991		Financement communautaire aux gouvernements locaux	65 991
Community Funding to Regional Service Commissions	4,628		Financement communautaire aux CSR	4 628
Community funding to RSC - Special Purpose Account	2,382		Financement communautaire aux CSR - Compte à des fins spéciales	2 382
LOCAL GOVERNMENT PROPERTY TAX WARRANT		0	MANDAT D'IMPÔT FONCIER DES GOUVERNEMENTS LOCAUX	
Provides for the monthly payment of the property tax warrant levied by local governments including the Provincial Grant in lieu of Property Taxes.			Pourvoir au paiement du mandat d'impôt foncier des gouvernements locaux y inclut la subvention provinciale tenant lieu d'impôt foncier.	
Local Government Property Tax Warrant	1,025,287		Mandat d'impôt foncier des gouvernements locaux	1 025 287
Local and Federal Property Taxes	(933,812)		Impôts fonciers local et fédéral	(933 812)
Grant in lieu of Local Government Real Property Taxes	(91,475)		Subvention tenant lieu d'impôt foncier des gouvernements locaux	(91 475)

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT AND LOCAL GOVERNANCE REFORM (continued)		GOUVERNEMENTS LOCAUX ET DE LA REFORME DE LA GOUVERNANCE LOCALE (suite)
COMMUNITY FINANCES	1,027	**FINANCES COMMUNAUTAIRES**
Responsible for fiscal arrangements and financial reporting by local governments, regional service commissions, rural districts, and other local commissions. Responsible for the approval of budgets for local governments and rural districts. Responsible for the day-to-day operation of the Municipal Capital Borrowing Board and administration function for the New Brunswick Municipal Finance Corporation in the preparation and issuance of municipal debentures.		Responsable des accords fiscaux et des rapports financiers des gouvernements locaux, des commissions de services régionaux, des districts ruraux et d'autres commissions locales. Responsable de l'approbation des budgets des gouvernements locaux et des districts ruraux. Responsable du fonctionnement quotidien de la Commission des emprunts de capitaux des municipalités et assure la fonction d'administration de la Corporation de financement des municipalités du Nouveau-Brunswick dans la préparation et l'émission des débentures municipales.
LOCAL GOVERNANCE	7,702	**GOUVERNANCE LOCALE**
Provide leadership, guidance, support and liaison function with local governments, the New Brunswick Society for the Prevention of Cruelty to Animals (NBSPCA) and the Business Improvement Areas (BIAs). Responsible for providing advice on matters of governance and administration to local governments and responds to general inquiries regarding local government matters.		Assurer le leadership, l'orientation, le soutien et la fonction de liaison avec les gouvernements, la Société pour la prévention de la cruauté envers les animaux du Nouveau-Brunswick (NBSPCA) et les zones d'amélioration des affaires (ZAA). Responsable de fournir des conseils sur les questions de gouvernance et d'administration aux gouvernements locaux et de répondre aux demandes de renseignements généraux en ce qui concerne les questions de gouvernance locale.
REGIONAL COLLABORATION	313	**COLLABORATION RÉGIONALE**
Provide guidance, support and liason functions to the 12 Regional Service Commissions (RSCs), including the implementation and development of the new expanded mandates of the RSCs. Provide guidance relating to the *Regional Service Delivery Act.*		Fournir des fonctions d'orientation, de soutien et de liaison aux 12 commissions de services régionaux (CSR), y compris la mise en œuvre et le développement des nouveaux mandats élargis des CSR. Fournir des conseils concernant la *Loi sur la prestation de services régionaux.*

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT AND LOCAL GOVERNANCE REFORM (continued)		GOUVERNEMENTS LOCAUX ET DE LA REFORME DE LA GOUVERNANCE LOCALE (suite)
PROVINCIAL AND COMMUNITY PLANNING	205	PLANIFICATION PROVINCIALE ET COMMUNAUTAIRE

Responsible for the administration of the *Community Planning Act* and associated regulations to guide development in New Brunswick. The unit also provides leadership, support, guidance and training to departmental staff, regional service commissions, local governments, professional associations, local government associations, and the general public.

Responsable de l'administration de la *Loi sur l'urbanisme* et des règlements connexes pour guider le développement au Nouveau-Brunswick. L'unité assure également le leadership, le soutien, l'orientation et la formation du personnel du Ministère, des commissions de services régionaux, des gouvernements locaux, des associations professionnelles, des associations de gouvernements locaux et du grand public.

LOCAL GOVERNANCE REFORM	7,529	RÉFORME DE LA GOUVERANCE LOCALE

Provide leadership and support for local governments, rural districts and regional service commissions following the implementation of local governance reform. Both leadership and professional support continue to be provided to local governments and rural districts in the areas of finances, budgets, human resources, planning, and project management to ensure a smooth transition for the new entities as they continue on a path to becoming vibrant and sustainable communities working together to enhance the quality of life of New Brunswickers. In addition, responsible for the implementation of future phases of Reform.

Fournir un leadership et un soutien aux gouvernements locaux, aux districts ruraux et aux commissions de services régionaux suite à la mise en œuvre de la réforme de la gouvernance locale. Un leadership et un soutien professionnel continue d'être fournis aux gouvernements locaux et aux districts ruraux dans les domaines des finances, des budgets, des ressources humaines, de la planification et de la gestion de projet afin d'assurer une transition en douceur pour les nouvelles entités alors qu'elles continuent sur la voie de devenir des communautés dynamique et durables qui travaille ensemble pour améliorer la qualité de vie des Néo-Brunswickois. En plus, responsable de la mise en œuvre des prochaines phases de la réforme.

TOTAL	110,374	TOTAL

ASSESSMENT AND PLANNING APPEAL BOARD		COMMISSION D'APPEL EN MATIÈRE D'ÉVALUATION ET D'URBANISME

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

Conduct planning and property tax assessment appeals, as well as appeals on heritage properties, across the Province and render written decisions.

Donner suite aux appels en matière d'urbanisme et d'évaluation foncière ainsi qu'à ceux concernant les biens patrimoniaux dans l'ensemble de la province et rendre des décisions par écrit.

TOTAL	335	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENVIRONMENT AND CLIMATE CHANGE		ENVIRONNEMENT ET DU CHANGEMENT CLIMATIQUE
AUTHORIZATIONS AND COMPLIANCE		AUTORISATIONS ET CONFORMITÉ

PROGRAM OBJECTIVES / **OBJECTIFS DU PROGRAMME**

To administer environmental protection programs, with the main objective being to connect and integrate the decision-making process for all of the department's regulatory programs.

Gérer les programmes de protection de l'environnement en ayant pour objectif principal d'uniformiser et d'harmoniser le processus décisionnel appliqué à tous les programmes de réglementation du ministère.

PROGRAM COMPONENTS / **ÉLÉMENTS DU PROGRAMME**

REGIONAL OPERATIONS AND COMPLIANCE — 3,325 — OPÉRATIONS RÉGIONALE ET CONFORMITÉ

Provide emergency management/response and local service delivery of relevant departmental programs and an inspection program through six Regional Offices. Liaise with Justice and Public Safety for the management of enforcement activities related to the Acts and Regulations under the department's mandate.

Assurer la gestion des situations d'urgence et les interventions en cas d'urgence ainsi que la prestation locale de services pour les programmes pertinents du Ministère et le programme d'inspection par l'intermédiaire des six bureaux régionaux. Assurer la liaison avec Justice et Sécurité publique pour la gestion des activités visant â faire respecter les lois et règlements qui relèvent du ministère.

AUTHORIZATIONS — 3,627 — AUTORISATIONS

Regulate the construction and operation of specific activities in order to minimize impacts on the province's air, land, and water environments. This is accomplished by using various regulatory tools and through a strong auditing program to assess compliance.

Régir la construction et l'exploitation liées à des activités particulières afin d'atténuer le plus possible les effets sur l'eau, l'air et la terre dans la province. Pour ce faire, avoir recours à divers outils de réglementation et évaluer la conformité au moyen d'un programme de vérification rigoureux.

SOURCE AND SURFACE WATER MANAGEMENT — 750 — GESTION DES EAU DE SOURCE ET DE SURFACE

Manage and protect the Province's drinking water resources, and ensure that activities in close proximity to the Province's wetlands and watercourses are conducted in a sustainable and environmentally responsible manner.

Gérer et protéger les ressources en eau potable de la province et veiller à ce que les activités à proximité des terres humids et des cours d'eau de la province soient menées de manière durable et responsable sur le plan écologique.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

AUTHORIZATIONS AND COMPLIANCE (continued)		AUTORISATIONS ET CONFORMITÉ (suite)
WASTE DIVERSION	465	RÉACHEMINEMENT DES DÉCHETS

The branch is responsible to develop and administer provincial waste reduction and diversion programs for solid waste generated within the Province. Currently, the branch regulates the following provincial waste reduction and diversion programs: Beverage Containers, Tires, Paint, Oil & Glycol, Electronics and proposing a new Packaging and Paper Products waste diversion program.		La Direction est chargée d'élaborer et d'administrer les programmes provinciaux de réduction et de réacheminement des déchets solides produits dans la province. Actuellement, la Direction régit les programmes provinciaux de réduction et de réacheminement des déchets suivants : récipients à boisson, pneus, restes de peinture, huile et glycol, appareils électroniques et propose un nouveau programme de détournement des déchets d'emballage et de produits de papier.
TOTAL	8,167	TOTAL

ENVIRONMENTAL SCIENCE AND PROTECTION		SCIENCE ET PROTECTION DE L'ENVIRONNEMENT

PROGRAM OBJECTIVES   **OBJECTIFS DU PROGRAMME**

To provide scientific analysis, review, advice and reporting services on matters related to the Province's air and water resources. To ensure that potential environmental impacts are avoided or reduced to acceptable levels for certain planned projects and activities. To provide technical advice, guidance, support and maintain awareness in research and developments in environmental public health issues and initiatives.		Fournir des services d'analyse, d'examen, de conseil et de production de rapports scientifiques sur des sujets relatifs aux ressources en air et en eau de la province. Veiller à ce que les répercussions possibles sur l'environnement soient évitées ou réduites à des niveaux acceptables dans le cas de certaines activités ou de certains projets. Fournir des conseils, des directives et un soutien techniques, et se tenir au courant de la recherche dans le domaine de la santé publique environnementale et de l'évolution des questions et des initiatives s'y rapportant.

PROGRAM COMPONENTS   **ÉLÉMENTS DU PROGRAMME**

ENVIRONMENTAL IMPACT ASSESSMENT	1,200	ÉTUDE D'IMPACT SUR L'ENVIRONNEMENT
Through the Environmental Impact Assessment (EIA) process, identify potential environmental impacts of certain proposed activities and developments so that such impacts can be avoided or reduced to acceptable levels if the projects are permitted to proceed.		Au moyen du processus d'étude d'impact sur l'environnement (EIE), déterminer les répercussions possibles sur l'environnement de certaines activités proposées et de certains projets d'aménagement de manière que ces répercussions puissent être évitées ou réduites à des niveaux acceptables si ces activités ou ces projets sont autorisés.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENVIRONMENTAL SCIENCE AND PROTECTION (continued)		SCIENCE ET PROTECTION DE L'ENVIRONNEMENT (suite)
AIR AND WATER SCIENCES	3,113	SCIENCES DE L'AIR ET DE L'EAU
Monitor current environmental conditions (air and water), provide baseline information and data, and provide scientific services and hydrologic forecasting to interpret, evaluate, and report on the state of the environment in New Brunswick. Prepare and deliver the results of these activities to assist in informed decision making, primarily as it relates to environmental matters.		Surveiller les conditions environnementales existantes (air et eau), fournir des renseignements et des données de référence et fournir des services scientifiques et des prévisions hydrologiques afin d'évaluer et d'interpréter l'état de l'environnement au Nouveau-Brunswick et d'en faire rapport. Préparer et présenter les résultats de ces activités afin de faciliter la prise de décisions éclairées, particulièrement en ce qui concerne les questions environnementales.
HEALTHY ENVIRONMENTS	532	ENVIRONNEMENTS EN SANTÉ
Develop programs and policies and provide scientific and engineering expertise to interpret, evaluate, and report on Healthy Environments initiatives for the Department. As part of a multi-departmental team, strive to meet regulatory responsibilities through an integrated mix of programs intended to anticipate, prevent and control adverse health effects from exposure to environmental health hazards resulting from the built environment in which we live, work and play.		Élaborer des programmes et des politiques et fournir l'expertise scientifique et technique nécessaire pour évaluer et interpréter les initiatives sur les environnements sains et en faire rapport au Ministère. Au sein d'une équipe multiministérielle, s'efforcer de respecter les responsabilités réglementaires à l'aide de divers programmes intégrés visant à prévoir, prévenir et contrôler les effets nocifs sur la santé d'une exposition aux risques environnementaux touchant la santé que présente le milieu bâti dans lequel nous vivons, travaillons et jouons.
TOTAL	4,845	TOTAL

CLIMATE CHANGE SECRETARIAT		SECRÉTARIAT DES CHANGEMENTS CLIMATIQUES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Coordinate New Brunswick's climate change policies and programs through collaboration with government departments, partners and stakeholders.		Coordonner les politiques et les programmes du Nouveau-Brunswick sur les changements climatiques en collaborant avec les ministères, les partenaires et les intervenants.
TOTAL	1,652	TOTAL
TOTAL - DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT	129,550	TOTAL - MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
Less amounts authorized by law	108	Moins crédits autorisés par la loi
TO BE VOTED	129,442	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
1,000	684	Rural Districts / Districts ruraux……………………………	1,000
1,000	684	TOTAL……………………...…………………………………	1,000

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
47,000	52,120	Climate Change Fund / Fonds pour les changements climatiques……………………………………………………	47,000
9,000	9,000	Environmental Trust Fund / Fonds en fiducie pour l'environnement……………………………………………	9,000
0	0	Regional Services Support Fund / Fonds d'aide aux services régionaux…………………………………………	2,380
56,000	61,120	TOTAL…………………………………………..………	58,380

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
3,498	3,298	Office of the Clerk, Chief Operating Officer and Head of the Public Service and Executive Council Secretariat / Bureau du greffier, chef des opérations et chef de la fonction publique et secrétariat du conseil exécutif………………	3,677
6,802	6,702	Corporate Communications / Communications gouvernementales………..……..……..……..……..……..……..	7,427
455	455	Office of the Lieutenant-Governor / Cabinet du lieutenant-gouverneur………………………………………	567
10,755	10,455	TOTAL - Gross Ordinary / Compte brute ordinaire……………	11,671

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CLERK, CHIEF OPERATING OFFICER AND HEAD OF THE PUBLIC SERVICE AND EXECUTIVE COUNCIL SECRETARIAT	BUREAU DU GREFFIER, CHEF DES OPÉRATIONS ET CHEF DE LA FONCTION PUBLIQUE ET SECRÉTARIAT DU CONSEIL EXÉCUTIF

PROGRAM OBJECTIVES

The Office of the Clerk and the Chief Operating Officer provides professional non-partisan advice and support on the structure and operations of government. The clerk also acts as the head of the public service, ensuring effective and efficient management and that the public service is delivering high-quality programs, support on priority files and services, based on evidence-based evaluations.

It also provides secretariat and administrative services for Executive Council and the Policy and Priorities Board, and occasionally, the special committees of cabinet. It reviews proposals for the development or amendment of government policy and reviews all regulatory and legislative proposals. It provides central support on appointment and governance of agencies, boards, and commissions. The office also provides support to the government house leader in planning, establishing, and managing the government's agenda for the legislative assembly; and in overseeing policy issues related to democracy and the legislature. It also liaises with the Office of the Lieutenant-Governor.

OBJECTIFS DU PROGRAMME

Le Bureau du greffier et du chef des opérations fournit des conseils impartiaux et un soutien professionnels sur la structure et les activités du gouvernement. La greffière est aussi chef de la fonction publique, assurant une gestion efficace et efficiente pour que la fonction publique offre des programmes de grande qualité et appuie les services et dossiers prioritaires en fonction d'évaluations fondées sur des données probantes.

Le Bureau fournit aussi des services d'administration et de secrétariat au Conseil exécutif et au Conseil des politiques et des priorités et, à l'occasion, aux comités spéciaux du Cabinet. Il examine les propositions portant sur l'élaboration ou la modification des politiques gouvernementales et examine toutes les propositions réglementaires et législatives. Il fournit un soutien central à la nomination et à la gouvernance des organismes, conseils et commissions. Le Bureau appuie aussi le leader parlementaire du gouvernement dans la planification, l'établissement et la gestion du programme du gouvernement pour l'Assemblée législative; et dans la surveillance des questions de politique relatives à la démocratie et à l'Assemblée législative. Il assure également la liaison avec le Cabinet du lieutenant-gouverneur.

TOTAL	3,677	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE COMMUNICATIONS	COMMUNICATIONS GOUVERNEMENTALES
PROGRAM OBJECTIVES	**OBJECTIFS DU PROGRAMME**
Corporate Communications works closely with key partners and stakeholders to ensure that communications efforts across government are aligned with government priorities, effectively managed, and responsive to the diverse information needs of the public. The division serves more than 30 client departments and agencies in both official languages.	La Division des communications gouvernementales travaille en étroite collaboration avec les partenaires et les parties prenantes clés pour veiller à ce que les communications de l'ensemble du gouvernement cadrent avec les priorités du gouvernement, soient gérées avec efficacité et adaptées aux divers besoins en information du public. Elle offre des services à plus de 30 ministères et organismes clients dans les deux langues officielles.
The division's key functions include: communications planning; departmental communications support; corporate services, media relations and event management; research, writing and editorial services; strategic marketing, advertising and graphic design; web services; and digital videography, photography and social media services.	Les principales fonctions de la Division sont les suivantes : planification des communications; soutien aux communications ministérielles; services ministériels/généraux, relations avec les médias et gestion des événements; recherche et services de rédaction; marketing stratégique, publicité et conception graphique; services Web; et services de vidéographie et de photographie numériques et de médias sociaux.
The division manages and maintains a list of prequalified communications and marketing vendors and acquires external marketing communications services for departments and agencies when required. It also administers and publishes the Royal Gazette on behalf of government.	La Division gère et tient une liste de fournisseurs préqualifiés de services de communications et de marketing et acquiert des services externes de communications et de marketing pour les ministères et les organismes, au besoin. Elle gère et publie également la Gazette royale au nom du gouvernement.

TOTAL   7,427   TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE LIEUTENANT-GOVERNOR		CABINET DU LIEUTENANT-GOUVERNEUR
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To assist the Lieutenant-Governor in her Constitutional, ceremonial and social roles as the King's representative in New Brunswick.		Aider la lieutenante-gouverneure à remplir son rôle cérémonial, constitutionnel et social comme représentant du Roi au Nouveau-Brunswick.
To operate Government House as a Vice-Regal Residence and a National and Provincial Historic Site that is accessible to the community and welcoming to both New Brunswick residents and tourists.		De faire de la Résidence du gouverneur une résidence vice-royale et un lieu historique national et provincial, afin qu'elle soit accessible au public et puisse accueillir les résidents du Nouveau-Brunswick et les touristes.
TOTAL	567	TOTAL
TOTAL - EXECUTIVE COUNCIL OFFICE	11,671	TOTAL - BUREAU DU CONSEIL EXÉCUTIF
TO BE VOTED	11,671	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
851	791	Budget and Financial Management / Budget et gestion financières……………………………………………………	907
5,601	5,426	Corporate Services / Services généraux…………………………	6,039
2,692	2,342	Treasury Management and Fiscal Policy / Division de la gestion de la trésorerier et de la politique fiscale………………	2,865
4,777	4,777	Office of the Chief Human Resources Officer / Bureau du dirigeant principal des ressources humaines…………………	5,040
7,396	7,006	Office of the Chief Information Officer / Bureau du chef du service de l'information……………………………………	8,168
3,054	2,404	Office of the Comptroller / Bureau du Contrôleur……………	3,237
5,413	5,013	Revenue Administration / L'administration du revenu…………	5,719
29,784	27,759	TOTAL - Gross Ordinary / Compte brute ordinaire…………..	31,975

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BUDGET AND FINANCIAL MANAGEMENT

PROGRAM OBJECTIVES

Provision of secretariat services to Treasury Board and liaison between the board and all government departments and agencies. Coordination and development of the annual budget and multi-year expenditures to promote the effective and efficient use of financial resources. Provision of analysis, advice and expenditure management options for consideration by government.

TOTAL   907

CORPORATE SERVICES

PROGRAM OBJECTIVES

The Corporate Services Division is made up of multifaceted teams that provide strategic support both within the department, as well as to several internal and external departments and agencies. Areas of responsibility include: policy planning and development; financial services; human resource client services; agency relations, analysis and advice; projects and advisory services; employee experience and internal communications; records management; among other corporate support areas.

TOTAL   6,039

BUDGET ET GESTION FINANCIÈRES

OBJECTIFS DU PROGRAMME

Offrir des services de secrétariat au Conseil du Trésor assurer la liaison entre le conseil et tous les ministères et organismes gouvernementaux. Coordonner et élaborer le budget annuel et le plan de dépenses pluriannuel. Surveiller les dépenses pour favoriser une utilisation efficace et efficiente des ressources financières. Soumettre au gouvernement analyses, conseils et options de gestion des dépenses aux fins d'examen.

TOTAL

SERVICES GÉNÉRAUX

OBJECTIFS DU PROGRAMME

La Division des services généraux regroupe des équipes polyvalentes qui fournissent un soutien stratégique au sein du Ministère ainsi qu'à plusieurs ministères et organismes internes et externes. Les domaines de responsabilité comprennent, entre autres, la planification et l'élaboration de politiques, les services financiers; les services aux clients des ressources humaines, les relations avec les organismes, l'analyse et les conseils; les services d'appui aux projets de consultation, l'expérience des employé(e)s et les communications internes et la gestion des documents, entre autres domaines de soutien généraux.

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TREASURY MANAGEMENT AND FISCAL POLICY	DIVISION DE LA GESTION DE LA TRÉSORERIER ET DE LA POLITIQUE FISCALE

PROGRAM OBJECTIVES

Provision of information, analysis and advice to the Minister of Finance and Treasury Board and the Government on taxation and fiscal policy, Federal-Provincial fiscal relations, and the economy. Manages and administers the cash resources, borrowing programs and investment and debt management activities of government; arranges the financing for the borrowing requirements of the Province, Crown agencies, municipalities and hospitals; manages an investor relations program; administers and invests the provincial sinking fund and certain pension and special purpose trust funds; provides government with advice on financial policy and on the financing of various initiatives.

OBJECTIFS DU PROGRAMME

Offrir au ministre des Finances et du Conseil du Trésor et au gouvernement des conseils, des analyses et de l'information dans les domaines de la taxation et des politiques fiscales, des relations financières fédérales-provinciales et de l'économie. Assurer la gestion et l'administration de la trésorerie, des programmes d'emprunt et des activités du gouvernement relatives à la gestion des placements et de la dette; prendre les arrangements de financement pour les besoins d'emprunt du gouvernement, des sociétés de la Couronne, des municipalités et des hôpitaux; gérer un programme de relations avec les investisseurs; administrer et investir le fonds d'amortissement provincial et certains fonds de pension en fiducie et fonds de fiducie à but spécial; et fournir des conseils au gouvernement sur la politique financière et le financement de diverses initiatives.

TOTAL	2,865	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CHIEF HUMAN RESOURCES OFFICER	BUREAU DU DIRIGEANT PRINCIPAL DES RESSOURCES HUMAINES

PROGRAM OBJECTIVES

Provide the strategic direction and the policy, program, operational and accountability framework for the recruitment, compensation, retention, development, safety, health and management of Government of New Brunswick (GNB) human resources; provide advice and support to Treasury Board as a committee of Cabinet and as the employer for Parts I, II and III of the Public Service and in relation to the *Civil Service Act* ; lead collective bargaining in Parts I, II and III of the Public Service; lead the development of longer-term GNB-wide human resources strategies; and work closely with Deputy Heads in departments.

OBJECTIFS DU PROGRAMME

Fournir l'orientation stratégique et le cadre de politique, de programmes, de fonctionnement et de responsabilisation relatifs au recrutement, à la rémunération, à la fidélisation, au perfectionnement, à la sécurité, à la santé et à la gestion des ressources humaines (RH) du gouvernement du Nouveau-Brunswick (GNB); fournir des conseils et un soutien au Conseil du Trésor en tant que comité du Cabinet et à titre d'employeur pour les parties I, II et III des services publics et par rapport à la *Loi sur la Fonction publique* ; mener les négociations collectives pour les parties I, II et III des services publics; diriger l'élaboration d'une stratégie à long terme des RH dans l'ensemble du GNB; et travailler étroitement avec les administrateurs généraux des ministères.

Expenditures	5,335	Dépenses	5 335
Recovery from benefit plans	(265)	Recouvrement des régimes de prestations	(265)
Recovery from training programs	(30)	Recouvrement des programmes de formation	(30)
TOTAL	5,040	TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CHIEF INFORMATION OFFICER		BUREAU DU CHEF DU SERVICE DE L'INFORMATION

PROGRAM OBJECTIVES

The Office of the Chief Information Officer (OCIO) is responsible for Government-wide strategic leadership, planning and oversight of the management of information, technology, security, digital innovation and rural broadband and cellular strategy, to enable the business of Government.

As part of the OCIO the Provincial Archives has the dual responsibility of oversight of the information management of government records and access to records bearing on the Province's history.

OBJECTIFS DU PROGRAMME

Le Bureau du chef de l'information (BCI) est chargé d'exercer un leadership stratégique dans l'ensemble du gouvernement et de planifier et surveiller la gestion de l'information, des technologies, de la sécurité, de l'innovation numérique, des services à large bande dans les régions rurales et d'une stratégie de service cellulaire pour permettre les activités du gouvernement.

Faisant partie du BCI, les Archives provinciales ont une double responsabilité : surveiller la gestion de l'information ayant trait aux documents du gouvernement et acquérir les documents portant sur l'histoire de la province et en permettre la consultation.

TOTAL	8,168	TOTAL

OFFICE OF THE COMPTROLLER		BUREAU DU CONTRÔLEUR

PROGRAM OBJECTIVES

Provide professional services to improve the economy, efficiency, effectiveness and accountability of Government programs and operations. To provide leadership in accounting, internal audit and enterprise risk management services to Government; prepare the annual Public Accounts of the Province, and operate and support the corporate financial systems.

OBJECTIFS DU PROGRAMME

Fournir des services professionnels pour améliorer l'économie, l'efficience, l'efficacité et la reddition de comptes quant aux programmes et activités du gouvernement. Assurer le leadership dans les services de comptabilité, de vérification interne et de gestion des risques d'entreprise au gouvernement; dresser les comptes publics annuels du gouvernement provincial, et voir au fonctionnement et au soutien des systèmes financiers gouvernementaux.

TOTAL	3,237	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

REVENUE ADMINISTRATION		L'ADMINISTRATION DU REVENU

PROGRAM OBJECTIVES

Provision of fair, effective and efficient administration of tax and regulatory programs. Research, analyze and provide interpretations and advice on tax application issues. Develop options for legislative amendments on tax administration. Provide audit, assurance and refund verification functions, as well as education, inspection, and information regarding program services. Provision of the effective delivery of assigned revenue and taxation programs associated with real property and consumption taxes.

OBJECTIFS DU PROGRAMME

Assurer une administration équitable, efficace et efficiente des programmes d'impôt et de réglementation. Fournir des services de recherche, d'analyse et d'interprétation, et dispenser des conseils relativement aux questions d'application de l'impôt. Élaborer des options aux modifications législatives liées à l'administration fiscale. Remplir des fonctions de vérification, d'assurance et de contrôle des remboursements en plus d'assurer la formation, l'inspection et l'information concernant les services liés aux programmes. Veiller à la prestation efficace des programmes ayant trait aux recettes et à l'imposition pour ce qui est de l'impôt foncier et des taxes à la consommation.

TOTAL	5,719	TOTAL
TOTAL - DEPARTMENT OF FINANCE AND TREASURY BOARD	31,975	TOTAL - MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	31,921	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
10	10	Archives Trust Account / Compte en fiducie pour les archives……………………………………………………………	10
900	800	Cannabis Education and Awareness Fund / Fonds d'education et de sensibilisation en matière de cannabis………..	950
56	56	Strait Crossing Finance Inc. / Strait Crossing Finance Inc…………………………………………...……….	56
966	866	TOTAL……………………………………………………………	1,016

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
7,157	7,157	Aboriginal Affairs / Affaires autochtones…………………………	7,420
455	455	Commissions Paid to Collectors of Pari-Mutuel Taxes / Commissions versées aux percepteurs de la taxe sur le pari mutuel……………………………………………………	455
31,619	26,019	Enterprise Resource Planning / Planification des ressources organisationnelles………....…………………………	40,959
688	688	Equal Employment Opportunity Program / Programme d'égalité d'accès à l'emploi…………………………………	688
8,027	8,027	Intergovernmental Affairs / Affaires intergouvernementales…..	8,850
85,630	81,630	Legislated Pension Plans, Benefit Accruals, Subsidies, and Supplementary Allowances / Régimes de retraite prévus par la loi, accumulation de prestations, subventions et allocations supplémentaires……………………………………	90,034
14,000	14,000	Natural Gas Distribution Program / Programme de distribution de gaz naturel………………………………………..	3,000
0	0	New Brunswick Advantage Savings Fund / Fonds d'épargne avantage Nouveau-Brunswick……………………………………	13,000
0	0	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick…………………………………………	2,000
344,723	344,332	Pension and Employee Benefits Plans / Régimes de retraite et d'avantages sociaux……………………………...……………	362,524
14,200	12,700	Provision for Losses / Provision pour pertes…………………...	14,200
65,300	77,010	Revenue Sharing Agreements with First Nations / Accords de partage des recettes avec les Premières Nations………………	33,405
194,061	194,061	Service New Brunswick / Service Nouveau-Brunswick………..	225,948
289,031	277,081	Supplementary Funding Provision / Provision pour fonds supplémentaires……………………………………………	237,687
4,639	5,119	Women's Equality / Égalité des femmes…………………………	6,380
1,059,530	1,048,279	TOTAL - Gross Ordinary / Compte brute ordinaire……………	1,046,550

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ABORIGINAL AFFAIRS		AFFAIRES AUTOCHTONES

PROGRAM OBJECTIVES   **OBJECTIFS DU PROGRAMME**

The Department of Aboriginal Affairs (DAA) oversees a whole-of-government approach to Indigenous relations and is responsible for the coordination of all of the Province's initiatives with First Nations. DAA is the main point of contact and represents the interests of the Province in multilateral initiatives and negotiations. The department leads the consultation process with Aboriginal peoples and provides research, analysis and policy advice to government on Indigenous matters.		Le ministère des affaires autochtones supervise une approche pangouvernementale à l'égard des relations autochtones et est responsable de la coordination de l'ensemble des initiatives provinciales avec les Premières Nations. Le ministère est le principal interlocuteur et représente les intérêts de la province dans le cadre d'initiatives et de négociations multilatérales. Il mène le processus de consultation avec les peuples autochtones et donne des conseils au gouvernement sur des questions autochtones ayant trait à la recherche, à l'analyse et aux politiques.
TOTAL	7,420	TOTAL
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	7,366	À VOTER

COMMISSIONS PAID TO COLLECTORS OF PARI-MUTUEL TAXES		COMMISSIONS VERSÉES AUX PERCEPTEURS DE LA TAXE SUR LE PARI MUTUEL

PROGRAM OBJECTIVES   **OBJECTIFS DU PROGRAMME**

To encourage the collection and remittance of pari-mutuel taxes and provide support to provincial racetracks and the horse racing industry.		Vise à encourager la perception et la remise de la taxe sur le pari mutuel et à fournir un soutien aux hippodromes de la province et à l'industrie des courses de chevaux.
TOTAL	455	TOTAL
TO BE VOTED	455	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENTERPRISE RESOURCE PLANNING		PLANIFICATION DES RESSOURCES ORGANISATIONNELLES

PROGRAM OBJECTIVES

To provide for the oversight, business transformation and implementation of an Enterprise Resource Planning solution which supports Human Resource Management, Payroll, Financial Management and Procurement/Supply Chain business functions.

OBJECTIFS DU PROGRAMME

Prévoir la surveillance, la transformation opérationnelle et la mise en œuvre d'une solution de planification des ressources organisationnelles qui appuie les fonctions opérationnelles de la gestion des ressources humaines, du service de la paie, de la gestion financière ainsi que des achats/la chaîne d'approvisionnement.

TOTAL	40,959	TOTAL
TO BE VOTED	40,959	À VOTER

EQUAL EMPLOYMENT OPPORTUNITY PROGRAM		PROGRAMME D'ÉGALITÉ D'ACCÉS À L'EMPLOI

PROGRAM OBJECTIVES

To provide access to employment and opportunities for advancement within the provincial public service to Aboriginals, persons with disabilities and members of a visible minority group.

OBJECTIFS DU PROGRAMME

Offrir un accès à un emploi et aux possibilités d'avancement dans la fonction publique provinciale aux Autochtones, personnes handicapées et membres d'un groupe de minorité visible.

TOTAL	688	TOTAL
TO BE VOTED	688	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

INTERGOVERNMENTAL AFFAIRS		AFFAIRES INTERGOUVERNEMENTALES	

PROGRAM OBJECTIVES

To ensure a strategic and corporate approach to promoting and protecting New Brunswick's interests in its relationships with other governments by coordinating New Brunswick's participation in regional, national and international organizations and by working with and providing advice and support to government departments in their relations with other governments. To enhance positive interprovincial and community relations as they relate to Canadian Francophonie, to coordinate government action on official languages through the Secretariat of Official Languages and to negotiate and implement federal-provincial agreements relative to official languages to contribute to the province's social and economic priorities. To maximize New Brunswick's benefits from membership in the International Organization of the Francophonie and to assure Protocol services. To ensure the Province's trade and interests are protected, and position the Province to maximize the benefits of international and internal trade agreements.

OBJECTIFS DU PROGRAMME

Assurer une approche stratégique et gouvernementale pour faire valoir et protéger les intérêts du Nouveau-Brunswick dans ses relations avec les autres gouvernements par la coordination de la participation de la province dans des organismes régionaux, nationaux et internationaux ainsi que des conseils et un appui aux ministères dans leurs relations avec les autres gouvernements. Améliorer les relations interprovinciales et communautaires positives ayant trait à la francophonie canadienne, pour coordonner l'action gouvernementale à l'égard des langues officielles et négocier et mettre en œuvre les accords fédéraux-provinciaux relatifs aux langues officielles pour contribuer aux priorités sociales et économiques de la province. Maximiser les avantages que le Nouveau-Brunswick tire de son adhésion à l'Organisation internationale de la Francophonie et assurer les services protocolaires. Assurer la protection du commerce et des intérêts de la province et positionner celle-ci de manière à maximiser les avantages découlant des accords commerciaux sur le commerce international et intérieur.

Expenditures	9,824		Dépenses	9 824
Recovery from training programs	(974)		Recouverement des programmes de formation	(974)
TOTAL		8,850	TOTAL	
Less amounts authorized by law		54	Moins crédits autorisés par la loi	
TO BE VOTED		8,796	À VOTER	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LEGISLATED PENSION PLANS, BENEFIT ACCRUALS, SUBSIDIES, AND SUPPLEMENTARY ALLOWANCES		RÉGIMES DE RETRAITE PRÉVUS PAR LA LOI, ACCUMULATION DE PRESTATIONS, SUBVENTIONS ET ALLOCATIONS SUPPLÉMENTAIRES

PROGRAM OBJECTIVES

To provide for the cost of legislated pension plans, benefit accruals, subsidies and supplementary allowances.

OBJECTIFS DU PROGRAMME

Couvrir le coût des régimes de retraite prévus par la loi, de l'accumulation des prestations, des subventions et des allocations supplémentaires.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

Legislated Pension Plans:		Régimes de pension prévus par la loi:
Ombud's Pension	184	Pension de l'ombud
Judges' Superannuation Plan	4,600	Régime de pension de retraite des juges
Members' Plans	2,500	Régimes des députés
Benefit Accruals, Subsidies, and Supplementary Allowances	82,750	Accumulation de prestations, subventions et allocations supplémentaires.
TOTAL	90,034	TOTAL
Less amounts authorized by law	184	Moins crédits autorisés par la loi
TO BE VOTED	89,850	À VOTER

NATURAL GAS DISTRIBUTION PROGRAM		PROGRAMME DE DISTRIBUTION DE GAZ NATUREL

PROGRAM OBJECTIVES

To provide a funding mechanism to ensure competitiveness of the natural gas distribution system relative to other home heating fuels resulting from implementing a carbon price in New Brunswick.

OBJECTIFS DU PROGRAMME

Prévoir un mécanisme de financement pour assurer la compétitivité du réseau de distribution de gaz naturel par rapport aux autres sortes de mazout domestique découlant de la mise en œuvre d'une tarification sur le carbone au Nouveau-Brunswick.

TOTAL	3,000	TOTAL
TO BE VOTED	3,000	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NEW BRUNSWICK ADVANTAGE SAVINGS FUND		FONDS D'ÉPARGNE AVANTAGE NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

To support long-term growth, sustainability and opportunity in the province, including but not limited to such as areas as affordable housing, innovation in the delivery of public health care and education, and vibrant and inclusive communities.

OBJECTIFS DU PROGRAMME

Appuyer la croissance, la viabilité et les possibilités à long terme dans la province, y compris, entre autres, de secteurs comme le logement abordable, l'innovation dans la prestation des soins de santé publics, ainsi que des communautés dynamiques et inclusives.

TOTAL	13,000	TOTAL
TO BE VOTED	13,000	À VOTER

NEW BRUNSWICK HOUSING CORPORATION		SOCIETE D'HABITATION DU NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

To provide programs that meet the housing needs of New Brunswickers including the maintenance and construction of public housing units, the operation of the Residential Tenancies Tribunal and the provision of various affordable Housing alternatives, including rent and home ownership assistance.

OBJECTIFS DU PROGRAMME

Offrir des programmes qui répondent aux besoins en logement des gens du Nouveau-Brunswick, y compris l'entretien et la construction de logements publics, le fonctionnement du Tribunal sur la location de locaux d'habitation et l'offre de diverses solutions en matière de logement abordable, dont l'aide au loyer et à l'accession à la propriété.

TOTAL	2,000	TOTAL
TO BE VOTED	2,000	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PENSION AND EMPLOYEE BENEFITS PLANS		RÉGIMES DE RETRAITE ET D'AVANTAGES SOCIAUX
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the employer's cost and/or contributions towards certain pension and employee benefit plans.		Fournir le coût et/ou la quote-part de l'employeur à certains régimes de retraite et d'avantages sociaux des employés.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
Canada Pension Plan	33,803	Régime de pensions du Canada
Group Insurance Plans	2,285	Régimes d'assurance collective
Employee and Family Assistance Program	520	Programme d'aide aux employés et leur famille
Shared Risk Plan for CUPE Employees of New Brunswick Hospitals	39,000	Régime à risques partagés des employés membres du SCFP des hôpitaux du Nouveau-Brunswick
Shared Risk Plan for Certain Bargaining Employees of New Brunswick Hospitals	50,000	Régime à risques partagés de certains employés syndiqués des hôpitaux du Nouveau-Brunswick
Public Service Shared Risk Plan	110,000	Régime à risques partagés dans les services publics
New Brunswick Teachers' Pension Plan	84,000	Régime de pension des enseignants du Nouveau-Brunswick
Part-time and Seasonal Pension Plan	4,500	Régime de pension des employé à temps partiel et saisonniers
Non-teaching School Districts Pension Plans	38,414	Régimes de retraite du personnel non enseignant des districts scolaires
Statutory Annuities	2	Rentes statutaires
TOTAL	362,524	TOTAL
Less amounts authorized by law	2	Moins crédits autorisés par la loi
TO BE VOTED	362,522	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PROVISION FOR LOSSES		PROVISION POUR PERTES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the possible non-collection of amounts due to the Province, potential claims against the Province and other unforeseen losses.		Prévoir le non-recouvrement possible de montants dus à la province, les réclamations contre la province et d'autres pertes imprévisibles.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
Department of Agriculture, Aquaculture and Fisheries	3,000	Ministère de l'Agriculture, de l'Aquaculture, et des Pêches
Department of Finance and Treasury Board	6,000	Ministère des Finances et du Conseil du Trésor
Department of Justice and Public Safety	600	Ministère de la Justice et de la Sécurité publique
Department of Natural Resources and Energy Development	300	Ministère des Ressources naturelles et du Développement de l'énergie
Department of Social Development	4,000	Ministère du Développement social
Department of Transportation and Infrastructure	300	Ministère des Transports et de l'Infrastructure
TOTAL	14,200	TOTAL
TO BE VOTED	14,200	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

REVENUE SHARING AGREEMENTS WITH FIRST NATIONS		ACCORDS SUR LE PARTAGE DES RECETTES AVEC LES PREMIÈRES NATIONS

PROGRAM OBJECTIVES

To encourage the collection of tax related to on reserve sales to individuals without First Nation status, to encourage compliance with provincial gaming policy and to foster economic and community development to reserves.

OBJECTIFS DU PROGRAMME

Encourager la perception de la taxe dans les réserves sur les ventes auprès des personnes n'ayant pas le statut de Première Nation, pour favoriser le respect de la politique de jeu du Nouveau-Brunswick et pour stimuler le développement économique et communautaire dans les réserves.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

TAX REVENUE SHARING AGREEMENTS	19,500	ACCORDS SUR LE PARTAGE DES RECETTES FISCALES

To encourage the collection of tax related to on-reserve sales to individuals without First Nation status and to foster economic and community development on reserves, the Province shares with First Nations, with agreements, the provincial HST, tobacco, gasoline and motive fuel, and carbon emitting product tax revenues collected and remitted from on-reserve sales to purchasers without First Nation status.

Encourager la perception de la taxe sur les ventes dans les réserves aux personnes n'ayant pas le statut de Première Nation et pour favoriser le développement économique et communautaire dans les réserves, le gouvernement provincial partage avec les Premières Nations ayant conclu des accords les recettes tirées de la TVH provinciale, de la taxe sur le tabac, de la taxe sur l'essence et les carburants, et de la taxe sur les produits émetteurs de carbone qui sont perçues et remises à partir des ventes dans les réserves à des acheteurs n'ayant pas le statut de Première Nation.

GAMING REVENUE SHARING AGREEMENTS	13,905	ACCORDS SUR LE PARTAGE DES RECETTES ISSUES DES JEUX DE HASARD

To encourage compliance with provincial gaming policy and to foster economic and community development, the Province shares gaming revenue with First Nations with agreements, as provided in section 24 of the *Gaming Control Act* .

Favoriser le respect de la politique de jeu du Nouveau-Brunswick et stimuler le développement économique et communautaire, le gouvernement partage les recettes tirées des jeux de hasard avec les Premières Nations ayant conclu des accords, conformément à ce que prévoit l'article 24 de la *Loi sur la réglementation des jeux* .

TOTAL	33,405	TOTAL
TO BE VOTED	33,405	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SERVICE NEW BRUNSWICK		SERVICE NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

To provide centralized services in the area of Information Technology, Procurement, Supply Chain, Laundry and Clinic Engineering to the Health Sector. Centralized services to Government departments and agencies in the areas of Information Technology, Procurement, Property Assessment, Accounts Payable, Collections, Payroll and Benefits Administration, Translation and Print Services. And to provide convenient access for the public to government and municipal services, such as registrations, permits and licenses, payment of various taxes and fees through physical and electronic service channels.

OBJECTIFS DU PROGRAMME

Offrir des services centralisés dans les domaines des technologies de l'information, des achats, de la chaîne d'approvisionnement, des services de buanderie et de l'ingénierie clinique au secteur de la santé; des services centralisés aux ministères et aux organismes gouvernementaux dans les domaines de la technologie de l'information, des achats, de l'évaluation foncière, des comptes créditeurs, du recouvrement, de l'administration de la paie et des avantages sociaux, de la traduction et des services d'impression; et assurer au public un accès pratique aux services gouvernementaux et municipaux comme les immatriculations, les permis et les licences, le paiement de divers impôts et droits, grâce à des services physiques et électroniques.

TOTAL	225,948	TOTAL	
Less amounts authorized by law	54	Moins crédits autorisés par la loi	
TO BE VOTED	225,894	À VOTER	

SUPPLEMENTARY FUNDING PROVISION		PROVISION POUR FONDS SUPPLÉMENTAIRES

PROGRAM OBJECTIVES

To provide supplementary funding to other programs in government for the cost associated with the settlement of collective bargaining agreements and other expenditures resulting from unanticipated events that may occur during the year.

OBJECTIFS DU PROGRAMME

Fournir des fonds supplémentaires à d'autres programmes gouvernementaux afin de couvrir les coûts associés à la conclusion de conventions collectives ainsi que d'autres dépenses découlant d'événements inattendus au cours de l'exercice.

TOTAL	237,687	TOTAL	
TO BE VOTED	237,687	À VOTER	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

WOMEN'S EQUALITY		ÉGALITÉ DES FEMMES

PROGRAM OBJECTIVES

To promote gender equality and reduce systemic discrimination by providing advice and support to the Minister responsible for Women's Equality as well as to departments of government, and to coordinate the implementation of the government's actions and initiatives in the areas of women's personal, social and economic security.

OBJECTIFS DU PROGRAMME

De promouvoir l'égalité des genres et de réduire la discrimination systémique en offrant à la ministre responsable de l'égalité des femmes et aux différents ministères des conseils et du soutien et de coordonner la mise en œuvre des actions et des initiatives gouvernementales en matière de la sécurité personnelle, sociale et économique des femmes.

TOTAL	6,380	TOTAL
TO BE VOTED	6,380	À VOTER
TOTAL - GENERAL GOVERNMENT	1,046,550	TOTAL - GOUVERNEMENT GÉNÉRAL

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
210,001	222,582	Corporate and Other Health Services / Services ministériels et autres services de santé…………………………………………	220,009
747,850	739,220	Medicare / Assurance-maladie…………………………………	823,931
238,238	237,514	Drug Programs / Régimes d'assurance-médicaments……………	264,772
2,004,867	2,091,742	Part III Health Services / Services de santé de la partie III………………………………………………………	2,221,788
38,430	30,299	Provincial Health Plan / Plan provincial de la santé…................	53,596
3,239,386	3,321,357	TOTAL - Gross Ordinary / Compte brute ordinaire……………	3,584,096

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER HEALTH SERVICES		SERVICES MINISTÉRIELS ET AUTRES SERVICES DE SANTÉ

PROGRAM OBJECTIVES

To plan, fund and monitor the delivery of health services to New Brunswickers through:
- the administration of all departmental programs;
- the delivery of provincial services;
- the administration of federal-provincial relations and interprovincial health agreements; and
- the development and administration of recruitment and retention programs for health human resources.

OBJECTIFS DU PROGRAMME

Planifier, financer et surveiller la prestation des services de soins de santé à la population du Nouveau-Brunswick:
- la gestion de tous les programmes ministériels;
- la prestation de services provinciaux;
- la gestion des relations fédérales-provinciales et des ententes interprovinciales sur la santé;
- l'élaboration et l'administration de programmes de recrutement et de maintien des effectifs en matière de santé.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ADMINISTRATION AND FINANCIAL SERVICES	11,575	ADMINISTRATION ET SERVICES FINANCIERS

Administrative support and advisory services in matters relating to accounting, budgeting, financial controls, communications, personnel and staff accommodations.

Services consultatifs et de soutien administratif dans les domaines suivants: comptabilité, budget, contrôles financiers, communications, dotation en personnel et locaux et meubles pour le personnel.

INNOVATION AND eHEALTH	18,650	INNOVATION ET CYBERSANTÉ

The branch oversees the overall alignment of information and communication technology implementation with the strategic directions of the health care system. This includes the development and implementation of One Patient, One Record and its ongoing operations, as well as all other information systems within the department.

La direction voit à l'harmonisation de la mise en oeuvre des technologies de communication et d'information avec les orientations stratégiques du système de soins de santé. Cela comprend le développement et la mise en oeuvre d'Un patient, un dossier, et de ses operations continues, ainsi que de tous les autres systems d'information au sein du ministère.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER HEALTH SERVICES (continued)		SERVICES MINISTÉRIELS ET AUTRES SERVICES DE SANTÉ (suite)
PLANNING AND HEALTH HUMAN RESOURCES	10,950	PLANIFICATION ET RESSOURCES HUMAINES EN SANTÉ
Strategic planning and evaluation of provincial health services and programs. Administrative support and advisory services in the areas of legislative development, federal-provincial relations and health human resources.		Planification stratégique et évaluation des politiques et programmes provinciaux relatifs à la santé. Soutien administratif et services consultatifs pour l'élaboration de mesures législatives, les relations fédérales-provinciales et les ressources humaines en santé.
MEDICAL EDUCATION PROGRAM SERVICES	18,179	SERVICES DES PROGRAMMES DE FORMATION MÉDICALE
Responsible for management of the delivery of medical education for the province.		Gérer la prestation des programmes de formation médicale pour la province.
OUT OF PROVINCE HOSPITAL PAYMENTS	75,286	RÈGLEMENT DES SERVICES HOSPITALIERS HORS-PROVINCE
Payment on behalf of New Brunswick residents for hospital services received outside the province.		Payer les services hospitaliers obtenus en dehors de la province par des résidents de la province.
OFFICE OF THE CHIEF MEDICAL OFFICER OF HEALTH AND EPIDEMIOLOGY	4,322	BUREAU DU MÉDECIN-HYGIÉNISTE EN CHEF ET ÉPIDÉMIOLOGIE
Responsible for promotion, prevention and protection of the health of the population of New Brunswick, including outbreaks management.		Responsable de la promotion, de la prévention et de la protection de la santé de la population du Nouveau-Brunswick, y compris la gestion des épidémies.
PUBLIC HEALTH PROGRAM SERVICES	44,318	SERVICES DES PROGRAMMES DE SANTÉ PUBLIQUE
Responsible for policy development, planning and program support of public health services delivered in the province.		Élaboration de politiques, planification et soutien aux programmes pour les services de santé publique dans la province.
HEALTH SERVICES LIABILITY PROTECTION PLAN	1,500	PLAN DE PROTECTION DE LA RESPONSABILITÉ - SERVICES DE SANTÉ
Provision of funding for health services liability cases and for claims administration.		Fournir des fonds pour les cas de responsabilité civile liés aux services de santé et l'administration des demandes d'indemnité.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER HEALTH SERVICES (continued)		SERVICES MINISTÉRIELS ET AUTRES SERVICES DE SANTÉ (suite)
ACUTE CARE	2,845	SOINS AIGUS
To provide policy direction, planning, resource allocation and program support for hospital services delivered in the province.		Orientation des politiques, planification, affectation des resources et soutien aux programmes des services hospitaliers de la province.
NEW BRUNSWICK CANCER NETWORK	7,825	RÉSEAU DE CANCER DU NOUVEAU-BRUNSWICK
The network unifies, manages and coordinates a broad based system for cancer control in the province. It is designed to reduce the incidence of cancer and improve the quality of life of New Brunswick residents living with cancer.		Il unifit, gère et coordonne les services de divers organismes de lutte contre le cancer dans la province. Il vise à réduire le nombre de cancers et à améliorer la qualité de vie des cancéreux au Nouveau-Brunswick.
HEALTH EMERGENCY MANAGEMENT SERVICES	2,541	SERVICES DE GESTION DES INTERVENTIONS D'URGENCE EN SANTÉ
Oversight of the Province's Ambulance Services Program including planning, contract management, medical oversight, development and monitoring of standards and inspection of assets. Management of the Health Emergency Management Program.		Surveillance du programme des services d'ambulance de la province, y compris la planification, la gestion des contracts, la surveillance médicale, l'élaboration et la vérification du respect des normes ainsi que l'inspection des biens. Administration du programme de gestion des interventions d'urgence en matière de santé.
ADDICTION AND MENTAL HEALTH PROGRAM SERVICES	15,659	SERVICES DU PROGRAMME DE TRAITEMENT DES DÉPENDANCES ET DE SANTÉ MENTALE
Responsible for policy development, planning and program support of Addiction and Mental Health services delivered in the province.		Élaboration de politiques, planification et soutien des programmes pour les services de traitement des dépendances et de santé mentale offerts dans la province.
COMMUNITY HEALTH PROGRAM SERVICES	6,359	SERVICES DES PROGRAMMES DE SANTÉ COMMUNAUTAIRES
Responsible for policy development, planning and program support of community health services delivered in the province.		Responsable de l'élaboration de politiques, de la planification et du soutien des programmes des services de santé communautaires offerts.
TOTAL	220,009	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MEDICARE		ASSURANCE-MALADIE

PROGRAM OBJECTIVES | | **OBJECTIFS DU PROGRAMME**

Ensuring entitled health services provided by physicians are accessible to the population at a reasonable cost to the Province. Funding of medical care for New Brunswick residents.

Assurer que les services de santé fournis par les médecins sont accessibles aux résidents admissibles, et ce, à un coût raisonnable pour le gouvernement. Financer les soins médicaux offerts à la population du Nouveau-Brunswick.

TOTAL	823,931	TOTAL

DRUG PROGRAMS		RÉGIMES D'ASSURANCE-MÉDICAMENTS

PROGRAM OBJECTIVES | | **OBJECTIFS DU PROGRAMME**

Funding of drug plans which provides for the payment of approved drugs.

Financement de régimes d'assurance-médicaments assurant le paiement de médicaments approuvés.

PROGRAM COMPONENTS | | **ÉLÉMENTS DU PROGRAMME**

NEW BRUNSWICK PRESCRIPTION DRUG PROGRAM — 188,579 — PLAN DE MÉDICAMENTS SUR ORDONNANCE DU NOUVEAU-BRUNSWICK

Funding of a drug plan which provides for the payment of approved drugs for senior citizens, nursing home residents, children-in-care, residents with specified medical conditions and, individuals identified by the Department of Social Development.

Financement d'un plan de médicaments sur ordonnance servant à payer certains médicaments approuvés pour les personnes âgées, les résidents des foyers de soins, les enfants pris en charge, les patients ayant des besoins précis et les personnes désignées par le ministère du Développement social.

NEW BRUNSWICK DRUG PLAN — 76,193 — RÉGIME MÉDICAMENTS DU NOUVEAU-BRUNSWICK

Insurance plan to provide coverage to all uninsured residents of New Brunswick to ensure affordable access to prescription drugs.

Régime d'assurance-médicaments garantissant à tous les résidents non assurés du Nouveau-Brunswick un accès abordable aux médicaments sur ordonnance.

TOTAL	264,772	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PART III HEALTH SERVICES		SERVICES DE SANTÉ DE LA PARTIE III

PROGRAM OBJECTIVES

Regional Health Authorities and EM/ANB are Part III organizations responsible for the planning, management and delivery of health services to New Brunswickers.

OBJECTIFS DU PROGRAMME

Les régies régionales de la santé et EM/ANB sont des organismes de la Partie III chargés de la planification, gestion et livraison des services de soins de santé à la population du Nouveau-Brunswick.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

MEDICAL EDUCATION	18,240	FORMATION MÉDICALE

Responsible for the delivery of training through Regional Health Authorities for post graduate medical residents.

Gérer la prestation des programmes de formation par l'entremise des régies régionales de la santé pour les médecins résidents inscrits à des programmes d'études supérieures.

PUBLIC HEALTH SERVICES	31,740	SERVICES DE SANTÉ PUBLIQUE

Responsible for the delivery of community based public health programs and services in the areas of communicable disease prevention, management and control, and the promotion of healthy lifestyles/healthy families.

Assurer la prestation des programmes et services communautaires de santé publique dans les domaines de la prévention, de la gestion et du contrôle des maladies transmissibles ainsi que faire la promotion d'un mode de vie sain et de familles en santé.

HEALTH SERVICES	1,709,506	SERVICES DE SANTÉ

Funding for the delivery of hospital services within the province through Regional Health Authorities. Funding also included for the operations of the New Brunswick Health Council.

Financer la prestation des services hospitaliers dans la province par l'entremise des régies régionales de la santé. Des fonds sont aussi alloués pour les activités du Conseil du Nouveau-Brunswick en matière de santé.

ADDICTION AND MENTAL HEALTH SERVICES	184,639	SERVICES DE TRAITEMENT DES DÉPENDANCES ET DE SANTÉ MENTALE

Responsible for the delivery of Mental Health and Addiction services in the province through prevention-promotion, treatment, rehabilitation and maintenance programs. Mental Health and Addiction services are provided through Community Addiction and Mental Health Centres, Psychiatric Hospitals and Regional Hospital Psychiatric Units within the Regional Health Authorities.

Prestation des services de santé mentale et de traitement des dépendances dans la province en offrant des programmes de prévention ou de promotion, de traitement, de réadaptation et de services de maintien de la santé. Les services de santé mentale et de traitement des dépendances sont fournis par l'intermédiaire de centres communautaires de traitement des dépendances et de santé mentale, d'établissements de traitement des dépendances, d'hôpitaux psychiatriques et d'unités psychiatriques d'hôpitaux régionaux au sein des régies régionales de la santé.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY HEALTH SERVICES	40,675	SERVICES DE SANTÉ COMMUNAUTAIRES
Responsible for the delivery of community health services through the Regional Health Authorities.		Responsable de la prestation des services de santé communautaires effectuée par l'entremise des régies régionales de la santé.
EM/ANB	236,988	EM/ANB
Responsible for the management and delivery of extra-mural and ambulance services programs within the province.		Assurer la gestion et la prestation des services de santé extra-muraux et des services d'ambulance de la province.
TOTAL	2,221,788	TOTAL

PROVINCIAL HEALTH PLAN — PLAN PROVINCIAL DE LA SANTÉ

PROGRAM OBJECTIVES | | **OBJECTIFS DU PROGRAMME**

Provision of targeted funding for priority initiatives within the Provincial Health Plan.		Fournir des fonds ciblés pour les initiatives prioritaires du plan provincial de la santé.
TOTAL	53,596	TOTAL
TOTAL - DEPARTMENT OF HEALTH	3,584,096	TOTAL - MINISTÈRE DE LA SANTÉ
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	3,584,042	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
27,050	27,050	Public Hospitals - Capital Equipment / Hôpitaux publics - Biens d'équipement………………………………………………	39,137
27,050	27,050	TOTAL………………………………………………………	39,137

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
1,500	1,500	Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé…………………	1,500
1,500	1,500	TOTAL………………………………………………………	1,500

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
17,282	17,282	Technical Safety and Corporate Services Division / Division de la sécurité technique et des services ministériels………………	20,256
191,354	208,171	Community Safety Division / Division de la sécurité communautaire……………………………………………………	234,477
47,336	49,136	Security and Emergencies Division / Division de la sécurité et des urgences……………………………………………	42,464
21,981	22,481	Office of the Attorney General / Cabinet du procureur général……………………………………………………	28,796
25,468	25,818	Justice Services Division / Division des services à la justice…..	27,739
10,855	10,855	Legal Aid / Aide juridique……………………………………	12,986
314,276	333,743	TOTAL - Gross Ordinary / Compte brute ordinaire……………	366,718

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PUBLIC SAFTEY		**SÉCURITÉ PUBLIQUE**
TECHNICAL SAFETY AND CORPORATE SERVICES DIVISION		DIVISION DE LA SÉCURITÉ TECHNIQUE ET DES SERVICES MINISTÉRIELS

PROGRAM OBJECTIVES

To provide management support and planning services necessary for the Department to achieve all its objectives and to ensure community safety through the regulation and licencing of liquor, gaming and security industries. To enhance safety by providing fire, electrical, plumbing, elevator and boiler and pressure vessel inspections as well as fire plan reviews and fire reporting and investigations.

OBJECTIFS DU PROGRAMME

Fournir le soutien administratif et les services de planification nécessaires à l'atteinte de tous les objectifs du Ministère et veiller à assurer la sécurité des collectivités par la réglementation et la délivrance de licences et de permis dans les secteurs des alcools, des loteries et de la sécurité. Renforcer la sécurité en procédant à l'inspection des incendies, des installations électriques, de la plomberie, des ascenseurs, des chaudières et des appareils à pression, ainsi qu'à l'examen des plans de sécurité-incendie et à l'établissement de rapports et d'enquêtes sur les incendies.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ADMINISTRATIVE SERVICES	7,855	SERVICES ADMINISTRATIFS

Provides management support and advisory services related to human resources, financial services, information systems, facilities and equipment.

Fournir du soutien administratif et des services consultatifs relativement aux ressources humaines, aux services financiers, aux systèmes d'information, aux installations et à l'équipement.

PLANNING AND INNOVATION	880	PLANIFICATION ET INNOVATION

Supports the refinement and implementation of the department's Integrated Business Planning Cycle that incorporates strategic direction, employee engagement, internal communications, work planning, continuous improvement, performance measurement and an accountability framework.

Soutenir l'amélioration et la mise en œuvre du cycle de planification intégré des activités du Ministère, lequel comprend une orientation stratégique, la mobilisation des employés, la communication interne, la planification du travail, l'amélioration continue, l'évaluation du rendement et le cadre de responsabilisation.

TECHNICAL INSPECTION SERVICES	5,114	SERVICES D'INSPECTION TECHNIQUE

Regulates the safe design, fabrication, installation and operation of electrical, plumbing, propane, natural and medical gas systems, boilers, pressure vessels, elevating devices and amusement rides.

Veiller à la réglementation concernant la conception, la fabrication, la mise en place et le fonctionnement sécuritaires des installations électriques et de plomberie, des installations au gaz propane, naturel et à usage médical, des chaudières, des appareils à pression, des appareils élévateurs et des manèges.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TECHNICAL SAFETY & CORPORATE SERVICES DIVISION (continued)		DIVISION DE LA SÉCURITÉ TECHNIQUE ET DES SERVICES MINISTÉRIELS (suite)
GAMING CONTROL BRANCH	2,253	DIRECTION DE LA RÉGLEMENTATION DES JEUX
Licenses and regulates charitable gaming and registers and monitors those who provide casino and video lottery gaming to ensure compliance with the *Gaming Control Act* and ensure the integrity of gaming in New Brunswick. Licenses the liquor and security industries and ensures compliance with legislation.		Veiller à la réglementation et à la délivrance de permis et de licences dans le domaine des loteries et des jeux de bienfaisance, ainsi qu'inscrire et encadrer les fournisseurs de jeux de casino et de jeux de loterie vidéo pour assurer le respect de la *Loi sur la réglementation des jeux* et l'intégrité des jeux au Nouveau-Brunswick. Assurer la délivrance de licences et de permis dans les secteurs des alcools et de la sécurité, et veiller à assurer la conformité à la loi.
OFFICE OF THE FIRE MARSHAL	2,973	BUREAU DU PRÉVÔT DES INCENDIES
Carries out the provision of the *Fire Prevention Act*, delivers fire prevention and protection programs, and works with fire departments, municipalities and partner organizations to promote fire safety.		Veiller à l'application des dispositions de la *Loi sur la prévention des incendies*, voir à la prestation de programmes sur la prévention des incendies et la protection contre les incendies et collaborer avec les services d'incendie, les municipalités et les organismes partenaires afin de promouvoir la sécurité-incendie dans la province.
POLICY	1,181	POLITIQUE
Provides leadership and support in the identification, analysis, and development of program and policy initiatives. Supports legislation development and federal/provincial/territorial relations. Administers the *Right to Information and Protection of Privacy Act* and the *Personal Health Information Privacy and Access Act*.		Assurer un leadership et fournir un soutien pour cerner, évaluer et élaborer des projets de programmes et de politiques; appuyer l'élaboration de dispositions législatives et l'établissement de relations fédérales, provinciales et territoriales; veiller à l'application de la *Loi sur le droit à l'information et la protection de la vie privée* et de la *Loi sur l'accès et la protection en matière de renseignements personnels sur la santé*.
TOTAL	20,256	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY SAFETY DIVISION		DIVISION DE LA SÉCURITÉ COMMUNAUTAIRE

PROGRAM OBJECTIVES

To enhance safety by delivering inspection and enforcement services that make highways, communities and off-road trails safer, administering firearms licencing for individuals and businesses and inspecting shooting ranges, and administering provincial policing standards and policing contracts. To prevent avoidable deaths by investigating all sudden and unexpected deaths. To support the safe and impartial administration of justice by providing court security and detainee security services managing juries and serving and executing court orders. To reduce crime and enhance safety and security providing services to those in conflict with the law, caring for and supervising those remanded or sentenced by the Courts to institutional or community-based sentences and by providing services to victims of crime. To promote road safety through regulation and licencing of drivers and vehicles.

OBJECTIFS DU PROGRAMME

Améliorer la sécurité en fournissant des services d'inspection et d'application de la loi qui rendent les routes, les communautés et les sentiers hors route plus sûrs, en administrant les permis d'armes à feu pour les particuliers et les entreprises et en inspectant les champs de tir, et en administrant les normes et les contrats de police provinciaux. Prévenir les décès évitables en enquêtant sur tous les décès soudains et inattendus. Soutenir l'administration sûre et impartiale de la justice en assurant la sécurité dans les palais de justice, en fournissant des services de sécurité des détenus, en veillant à la gestion des jurys ainsi qu'à la signification et à l'exécution des ordonnances du tribunal. Réduire la criminalité et renforcer la sûreté et la sécurité en fournissant des services aux personnes qui ont des démêlés avec la justice, en prenant en charge et en surveillant les personnes en détention provisoire ou condamnées par les tribunaux à des peines en établissement ou en milieu communautaire et en fournissant des services aux victimes d'actes criminels. Promouvoir la sécurité routière par la réglementation et l'octroi de permis aux conducteurs et aux véhicules.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ADULT INSTITUTIONAL SERVICES	43,868	SERVICES DES ÉTABLISSEMENTS POUR ADULTES

Provides institutional-based care and custody services and provision of criminogenic rehabilitation programs and reintegration planning.

Fournir des services de garde et de détention en établissement, et assurer la prestation de programmes de réhabilitation axés sur les facteurs criminogènes et de services de planification de la réintégration.

COMMUNITY AND YOUTH JUSTICE SERVICES	15,536	SERVICES COMMUNAUTAIRES ET SERVICES DE JUSTICE POUR LES JEUNES

Provides Victims Services, Probation Services, Diversion and Restorative Justice Services, and Youth Custody Services.

Offre des services aux victimes, des services liés à la probation, des services en matière de déjudiciarisation et de justice réparatrice, ainsi que des services de placement sous garde pour les jeunes.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY SAFETY DIVISION (continued)		DIVISION DE LA SÉCURITÉ COMMUNAUTAIRE (suite)
CRIME PREVENTION PROGRAM	806	PROGRAMME DE PRÉVENTION DE LA CRIMINALITÉ
Prevents crime and victimization and increases efficiencies by improving crime prevention policy and practice through the development and promotion of evidence-based, cost-effective approaches while fostering collaborative multi-sector partnerships.		Prévenir la criminalité et les préjudices subis par les victimes et accroître l'efficacité en améliorant les politiques et les pratiques de prévention de la criminalité par l'élaboration et la promotion de démarches rentables fondées sur des données probantes tout en encourageant les partenariats multisectoriels de collaboration.
INSPECTION AND ENFORCEMENT SERVICES	26,287	SERVICES D'INSPECTION ET D'APPLICATION DE LA LOI
Provides education, inspection, compliance and enforcement functions under provincial and some federal laws to make our people and communities safer and more secure.		Exercer des fonctions de sensibilisation, d'inspection, de conformité et d'application des lois en vertu de dispositions législatives provinciales et fédérales pour accroître la sûreté et la sécurité de la population et des collectivités.
SHERIFF SERVICES	12,177	SERVICES DES SHÉRIFS
Provides security for all courthouse locations in accordance with the *Court Security Act* , detainees security (transportation, escort and detention supervision), jury management, document service and court orders execution.		Veiller à la sécurité de tous les palais de justice conformément à la *Loi sur la sécurité des tribunaux* , à la sécurité des détenus (transport, escorte et surveillance de la détention), à la gestion des jurys, à la signification des documents et à l'exécution des ordonnances du tribunal.
POLICING CONTRACT MANAGEMENT	125,333	GESTION DES CONTRATS DE POLICE
Administers and oversees the Provincial Police Service Agreement between New Brunswick and Canada to ensure effective and efficient provincial and local policing.		Administrer et superviser l'Entente sur le service de police provincial entre le Nouveau-Brunswick et le Canada afin de garantir l'efficacité et l'efficience des services de police provinciaux et locaux.
POLICING STANDARDS	1,363	NORMES DE POLICE
Prevents and reduces crime and victimization through the establishment of standards for policing services as well as auditing for compliance with these standards.		Prévenir et réduire la criminalité et la victimisation par l'établissement de normes pour les services de police ainsi que par la vérification du respect de ces normes.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY SAFETY DIVISION (continued)		DIVISION DE LA SÉCURITÉ COMMUNAUTAIRE (suite)
CORONER SERVICES	3,788	SERVICES DES CORONERS
Independently investigates all sudden and unexpected deaths and conducts inquests as may be required in the public interest.		Mener des enquêtes indépendantes dans tous les cas de morts soudaines et suspectes et mener des enquêtes dans l'intérêt du public.
MOTOR VEHICLE BRANCH	4,289	DIRECTION DES VÉHICULES À MOTEUR
Protects road and trail users by overseeing licencing and registration of vehicles, drivers, dealers, and inspections stations.		Protéger les usagers de la route et des sentiers en supervisant la délivrance des permis et l'enregistrement des véhicules, des conducteurs, des concessionnaires et des postes de vérification.
FIREARMS OFFICE	1,030	BUREAU DES ARMES À FEU
Supports safe communities and responsible firearm ownership by controlling the ownership, purchase, movement and use of firearms within New Brunswick through the administration of federal firearms legislation.		Contribuer à la sécurité des collectivités et appuyer la possession responsable d'armes à feu en se chargeant de la gestion des dispositions législatives fédérales sur les armes à feu pour assurer le contrôle de la propriété, de l'achat, du déplacement et de l'utilisation des armes à feu au Nouveau-Brunswick.
TOTAL	234,477	TOTAL

SECURITY AND EMERGENCIES DIVISION		DIVISION DE LA SÉCURITÉ ET DES URGENCES

PROGRAM OBJECTIVES

To ensure a safe and secure society by providing coordination, policy advice and services regarding 911, emergency management and public security in partnership with stakeholders and partners.

PROGRAM COMPONENTS

OFFICE OF THE PROVINCIAL SECURITY ADVISOR	1,049	BUREAU DU CONSEILLER PROVINCIAL EN MATIÈRE DE SÉCURITÉ
Responsible for the provision of security advice and services to Government and internal / external stakeholders in order to reduce threats and risks to services, networks, critical infrastructure (CI), assets and persons critical to New Brunswick's security, safety and economy, from deliberate, accidental and natural acts or events.		Fournir au gouvernement et à des intervenants internes et externes des services et avis en matière de sécurité visant à réduire les menaces et les risques que des actes ou événements délibérés, accidentels ou naturels peuvent faire peser sur les services, les réseaux, les infrastructures essentielles ainsi que les personnes et les biens essentiels à la sécurité, à la sûreté et à l'économie du Nouveau-Brunswick.

OBJECTIFS DU PROGRAMME

Veiller à la sécurité et à la sûreté de la société en fournissant des services de coordination et de conseil stratégique ainsi que des services concernant le 911, la gestion des urgences et la sécurité publique en partenariat avec les intervenants et les partenaires.

ÉLÉMENTS DU PROGRAMME

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SECURITY AND EMERGENCIES DIVISION (continued)		DIVISION DE LA SÉCURITÉ ET DES URGENCES (suite)
EMERGENCY MEASURES ORGANIZATION	3,780	ORGANISATION DES MESURES D'URGENCE
Provides advice, training and service coordination in planning for, responding to and recovering from emergency events.		Fournir des conseils, de la formation et une coordination des services en matière de planification, d'intervention et de rétablissement en cas d'urgence.
DISASTER FINANCIAL ASSISTANCE PROGRAM	36,473	PROGRAMME D'AIDE FINANCIÈRE EN CAS DE CATASTROPHE
Provides a mechanism for government to assist property owners, small businesses and municipalities with uninsurable losses caused by disasters.		Fournir un mécanisme permettant au gouvernement d'aider les propriétaires de biens, les petites entreprises et les municipalités à surmonter les pertes non assurables causées par les catastrophes.
COMMUNITY CAPACITY AND RESILIENCY	1,162	CAPACITÉ COMMUNAUTAIRE ET RÉSILIENCE
Responsible for aligning government and community efforts to recover from the extensive impacts of COVID-19 and building resiliency to future disaster and crises by supporting 12 multi-sector Regional Resiliency Teams in the development and implementation of action plans.		Harmoniser les efforts du gouvernement et des collectivités pour se rétablir des répercussions considérables de la COVID-19 et pour renforcer la résilience face aux catastrophes et crises futures en soutenant 12 équipes de résilience régionales et multisectorielles dans l'élaboration et la mise en œuvre de plans d'action.
TOTAL	42,464	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

JUSTICE AND ATTORNEY GENERAL		JUSTICE ET DE PROCUREUR GÉNÉRAL
OFFICE OF THE ATTORNEY GENERAL		CABINET DU PROCUREUR GÉNÉRAL

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To promote the impartial administration of justice by enabling the Attorney General to discharge his or her constitutional responsibilities regarding the enforcement of the criminal law, the provision of legal advice and the representation of the Crown in all civil and constitutional matters, as well as the drafting of legislation and regulations.

Promouvoir l'administration impartiale de la justice, s'acquitter des responsabilités constitutionnelles du procureur général quant aux poursuites publiques, à la fourniture d'avis juridiques et à la représentation de la Couronne dans tous les domaines civils et constitutionnels, ainsi qu'à la rédaction des lois et règlements.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

LEGAL SERVICES BRANCH — 5,295 — DIRECTION DES SERVICES JURIDIQUES

Provides professional legal services to government departments and agencies in the areas of employment and administrative law, corporate, commercial and property law, litigation and other adversarial proceedings before adjudicative bodies, including courts, boards and tribunals, constitutional law and legal opinions on issues and matters related to the ongoing operations of government.

Fournir aux ministères et aux organismes gouvernementaux des services juridiques professionnels dans les domaines du droit administratif et du droit du travail, du droit commercial et du droit des biens, du droit constitutionnel, ainsi que du contentieux et d'autres procédures accusatoires soumises à des organismes d'arbitrage (y compris en cour ou devant des commissions ou des tribunaux administratifs). Fournir en outre des conseils juridiques concernant des questions et des sujets se rapportant aux activités du gouvernement.

LEGISLATIVE SERVICES BRANCH — 3,104 — DIRECTION DES SERVICES LÉGISLATIFS

Provides a central legislative drafting service in both official languages, for all public acts and regulations, to all government departments and agencies; provides advice to the Executive Council on legislative matters; discharges the responsibilities conferred upon the Registrar of Regulations under the *Regulations Act*; provides legal advice on Cabinet Agenda; revises the Statutes of New Brunswick through the Statute Revision Project; discharges the responsibilities conferred upon the King's Printer under the King*'s Printer Act*.

Fournir un service centralisé de rédaction des lois et des règlements publics dans les deux langues officielles à tous les ministères et organismes gouvernementaux; donner des conseils au Conseil exécutif sur les questions législatives; assumer les responsabilités du Registraire des règlements en vertu de la *Loi sur les règlements*; fournir des avis juridiques sur les questions à l'ordre du jour du Cabinet; revoir les lois du Nouveau-Brunswick dans le cadre du Projet de révision des lois; et s'acquitter des fonctions d'Imprimeur du Roi conformément à la *Loi sur l'Imprimeur du Roi*.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE ATTORNEY GENERAL (continued)		CABINET DU PROCUREUR GÉNÉRAL (suite)
FAMILY CROWN SERVICES	3,434	SERVICES DES PROCUREURS DE LA COURONNE À LA FAMILLE

Provides professional legal services, including litigation and legal opinions to the Department of Social Development and to the Director of Support Enforcement in the area of family law and acts as designate and agent of the Attorney General under specific federal and provincial legislation and international treaties in the areas of family law and the civil aspects of international child abduction.

Fournir des services juridiques professionnels, dont les litiges et les avis juridiques, au ministère du Développement social et au directeur de l'exécution des ordonnances de soutien dans les affaires liées au droit de la famille, et remplir la fonction de remplaçant désigné et de représentant du procureur général en vertu de certaines lois fédérales et provinciales et de traités internationaux quant aux questions relevant du droit de la famille et aux aspects civils de l'enlèvement international d'enfants.

PUBLIC PROSECUTION SERVICES	16,963	SERVICES DES POURSUITES PUBLIQUES

Ensures that laws enacted for the protection of all citizens are respected and enforced by providing independent, effective and impartial prosecution services. With the decision to continue or terminate a prosecution, the crown prosecutors exercise broad discretion in the public interest.

Veiller à ce que les lois promulguées pour la protection des citoyens soient respectées et mises en application en fournissant des services de poursuite indépendants, efficaces et impartiaux. Dans la prise de la décision de maintenir une poursuite ou d'y mettre fin, les procureurs de la Couronne sont investis d'un pouvoir d'appréciation étendu qu'ils exercent dans l'intérêt public.

TOTAL	28,796	TOTAL

JUSTICE SERVICES DIVISION		DIVISION DES SERVICES À LA JUSTICE

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To deliver a transparent and unbiased justice system to the public, and provide legal support services, administrative services, security services and operational services to the public while supporting the Judiciary in carrying out their mandate in delivering expeditious access to justice.

Offrir au public un système judiciaire transparent et impartial ainsi que des services d'aide juridique, des services administratifs, des services de sécurité et des services opérationnels tout en appuyant la magistrature dans l'exécution de son mandat de fournir un accès rapide à la justice.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

JUSTICE SERVICES DIVISION (continued)		DIVISION DES SERVICES À LA JUSTICE (suite)

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

COURT SERVICES	9,415	DIRECTION DES SERVICES DES TRIBUNAUX

Supports the New Brunswick court system (Court of Kings's Bench, Small Claims Court, Probate Court, Bankruptcy and Insolvency Division, Criminal Court and Youth Justice Court) by providing court attendance, order production, case file management, registry services and other administrative services in support of the Judiciary and the public. Delivers specialized initiatives, including the Healing to Wellness Court, Domestic Violence Court, Family Case Management, Family Law Information Center, Mental Health Docket, Intimate Partner Violence Intervention and the Case Management Triage Officer.

Appuyer le fonctionnement de l'appareil judiciaire du Nouveau-Brunswick (Cour du Banc du Roi, Cour des petites créances, Cour des successions, Division de la faillite et de l'insolvabilité, Cour provinciale et Tribunal pour adolescents) en offrant des services de préposés aux tribunaux, de production d'ordonnances, de gestion des dossiers et de greffe, ainsi que d'autres services administratifs à l'appui du système judiciaire et du public. Mettre en œuvre des initiatives spécialisées, notamment le tribunal du mieux-être, le tribunal des chargés des causes de violence conjugale, la gestion des dossiers de droit de la famille, le centre d'information sur le droit de la famille, le tribunal de la santé mentale, l'intervention en matière de violence entre partenaires intimes, et le système du triage pour la gestion des causes.

JUDICIARY	8,489	MAGISTRATURE

Provides salaries and benefits for provincially appointed judges who preside over the criminal court of first instance, as well as other related items in respect of both the federally and provincially appointed judiciary.

Fournir les traitements et les avantages sociaux des juges nommés par le gouvernement provincial qui président les tribunaux pénaux de première instance, de même que d'autres articles connexes, aux membres de la magistrature nommés par les gouvernements fédéral et provincial.

OFFICE OF THE REGISTRAR	857	BUREAU DU REGISTRAIRE

Supports the Court of Appeal and its judiciary by providing guidance to the public and lawyers. Serves as the registry for New Brunswick for all bankruptcies and divorces, processes inter-jurisdictional applications for the establishment of variation of family support orders and processes all New Brunswick adoptions.

Soutenir la Cour d'appel et son appareil judiciaire en fournissant des conseils au public et aux avocats, tenir un registre de l'ensemble des faillites et des divorces au Nouveau-Brunswick, traiter les demandes intergouvernementales d'établissement ou de modification d'ordonnances de soutien familial et s'occuper de tous les dossiers d'adoption au Nouveau-Brunswick.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

JUSTICE SERVICES DIVISION (continued)		DIVISION DES SERVICES À LA JUSTICE (suite)
JUSTICE REGIONAL ADMINISTRATION AND SUPPORT	5,135	ADMINISTRATION RÉGIONALE ET SOUTIEN DES SERVICES À LA JUSTICE
Provides strategic services and operational support to court and Justice Services Division operations.		Fournir des services stratégiques et un soutien opérationnel aux activités des tribunaux et de la Division des services à la justice.
OFFICE OF SUPPORT ENFORCEMENT	1,877	BUREAU DE L'EXÉCUTION DES ORDONNANCES DE SOUTIEN
Enforces family support provisions (Child and Spousal Support Payments) in court orders and agreements in accordance with the *Support Enforcement Act* and the *Divorce Act* by using progressive enforcement actions to ensure compliance.		Veiller à l'application des dispositions de soutien familial (prestations de soutien au conjoint et aux enfants) des ordonnances des tribunaux et des ententes judiciaires conformément à la *Loi sur l'exécution des ordonnances de soutien* et à la *Loi sur le divorce* au moyen de mesures progressives d'application de la loi visant la conformité des décisions.
HEARING OFFICERS	1,072	AGENTS D'AUDIENCE
Provides a variety of quasi-judicial hearings, including Small Claims Adjudication, Family Case Management Hearings and conducts Emergency Intervention Order Hearings.		Assurer la tenue de diverses audiences quasi judiciaires, notamment les audiences d'arbitrage de la Cour des petites créances, les audiences de gestion des dossiers en droit de la famille et les audiences relatives aux ordonnances d'intervention d'urgence.
COURT OF KINGS BENCH - OFFICE OF THE CLERKS OF THE COURT	894	COUR DU BANC DU ROI – BUREAU DES GREFFIERS DE LA COUR
Provides legal and administrative oversight of the Court of King's Bench for eight judicial districts. Responsible for scheduling the court docket and the receipt and issuance of legal documents in all matters before the Family Division, the Trial Division, the Probate Court, and Small Claims Court.		Assurer la surveillance juridique et administrative de la Cour du Banc du Roi pour huit circonscriptions judiciaires, planifier le rôle de la Cour, ainsi que recevoir et émettre des documents juridiques relativement à toute affaire devant la Division de la famille, la Division de première Instance, la Cour des successions et la Cour des petites créances.
TOTAL	27,739	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LEGAL AID		AIDE JURIDIQUE

PROGRAM OBJECTIVES | | **OBJECTIFS DU PROGRAMME**

Provides criminal and domestic legal aid services, and Public Trustee Services through the New Brunswick Legal Aid Services Commission.		Fournir des services d'aide juridique en matière de droit pénal et de droit de la famille, ainsi que des services de curateur public par le truchement de la Commission des services d'aide juridique du Nouveau-Brunswick.

TOTAL	12,986	TOTAL	
TOTAL - DEPARTMENT OF JUSTICE AND PUBLIC SAFETY	366,718	TOTAL - MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE	
Less amounts authorized by law	108	Moins crédits autorisés par la loi	
TO BE VOTED	366,610	À VOTER	

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
150	150	Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité……………………………………	150
449	449	Canadian Family Justice Fund / Fonds canadien de justice familiale……………………………………………	449
2,637	2,621	Municipal Police Assistance Account / Compte d'aide aux services de police municipaux……………………………………	2,665
260	220	Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies…………………...…………………………………	230
207	207	National Safety Code Agreement / Entente concernant le Code national de sécurité……………………………………	207
2,147	2,787	Victim Services Account / Compte pour les services aux victimes……………………………………………………	2,576
10,396	10,577	NB 911 Service Fund / Fonds pour le service d'urgence NB 911…………………………………………………	13,124
1,282	1,482	Crime Prevention / Prévention de la criminalité………………	0
17,528	18,493	TOTAL……………………………………………………	19,401

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
9,162	9,312	Members' Allowances, Committees and Operations / Indemnités des députés, comités et activités………………………	10,797
4,065	4,065	Office of the Legislative Assembly / Bureau de l'Assemblée législative……………………………………………………………	4,333
3,408	3,408	Office of the Auditor General / Bureau du vérificateur général……………………………………………………………	3,628
2,247	1,937	Offices of Leaders and Members of Registered Political Parties / Bureaux des chefs et des membres des partis politiques enregistrés…………………………………………………	2,045
12,699	10,599	Elections New Brunswick / Élections Nouveau-Brunswick……	5,867
1,790	1,790	Office of the Ombud / Bureau de l'ombud………………………	2,841
1,398	1,423	Office of the Child, Youth and Senior Advocate / Bureau du défenseur des enfants, des jeunes et des aînés……………………	1,685
735	785	Office of the Commissioner of Official Languages / Commissariat aux langues officielles……………………………	837
601	601	Office of the Consumer Advocate for Insurance / Bureau du défenseur du consommateur en matière d'assurances……………	678
330	330	Office of the Integrity Commissioner / Bureau du commissaire à l'intégrité……………………………………………	351
36,435	34,250	TOTAL - Gross Ordinary / Compte brute ordinaire……………	33,062

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MEMBERS' ALLOWANCES, COMMITTEES AND OPERATIONS		INDEMNITÉS DES DÉPUTÉS, COMITÉS ET ACTIVITÉS

PROGRAM OBJECTIVES

To provide funding for the operation of the Legislative Assembly, including Committees, and for the salaries, annual indemnities, annual expense allowances and expenses for Members of the Legislative Assembly and Committees of the Legislative Assembly.

OBJECTIFS DU PROGRAMME

Assurer le financement des activités de l'Assemblée législative, y compris les comités, des salaires, des indemnités annuelles, des allocations annuelles pour dépenses et des dépenses des parlementaires et des membres des comités de l'Assemblée législative.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ALLOWANCES TO MEMBERS	10,421	INDEMNITÉS DES DÉPUTÉS

Provide for the operations of the Legislative Assembly, including Committees, and for salaries, annual indemnities, annual expense allowances and expenses as set out in Schedule "A" of the *Legislative Assembly Act.*

Couvrir le fonctionnement de l'Assemblée législative, y compris les comités, et le versement des traitements, des indemnités annuelles, des allocations de dépenses annuelles et des dépenses prévues dans l'annexe A de la *Loi sur l'Assemblée législative.*

LEGISLATIVE COMMITTEES	376	COMITÉS DE L'ASSEMBLÉE LÉGISLATIVE

Provide funding for various Standing and Select Committees of the Legislative Assembly.

Assurer le financement des divers comités permanents et spéciaux de l'Assemblée législative.

TOTAL	10,797	TOTAL
Less amounts authorized by law	4,357	Moins crédits autorisés par la loi
TO BE VOTED	6,440	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE LEGISLATIVE ASSEMBLY		BUREAU DE L'ASSEMBLÉE LÉGISLATIVE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide administrative support services for the Legislative Assembly including the Speaker, the Members of the Legislative Assembly and their staff.		Fournir des services de soutien administratif pour l'Assemblée législative, notamment le président ou la présidente ainsi que les députés et leur personnel.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
HANSARD OFFICE	783	BUREAU DU HANSARD
Responsible for the production of the Journal of Debates (Hansard).		Assurer la rédaction du Journal des débats (hansard).
DEBATES TRANSLATION	929	TRADUCTION DES DÉBATS
Provide translation services to the Legislative Assembly and its Committees.		Fournir des services de traduction pour l'Assemblée législative et ses comités.
CLERK'S OFFICE	1,958	BUREAU DU GREFFIER
Provide procedural and administrative support services to the Assembly and Committees, financial, human resource, technology and security services for the Office of the Speaker, Members of the Legislative Assembly and all branches of the Legislative Assembly Office.		Conseiller l'Assemblée législative et les comités en matière de procédure et leur assurer des services de soutien administratif, assurer des services liées aux finances, aux ressources humaines, à la technologie et à la sécurité au Cabinet du président, aux députés, ainsi qu'à toutes les sections du Bureau de l'Assemblée législative.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE LEGISLATIVE ASSEMBLY (continued)		BUREAU DE L'ASSEMBLÉE LÉGISLATIVE (suite)
LEGISLATIVE LIBRARY	663	BIBLIOTHÈQUE DE L'ASSEMBLÉE LÉGISLATIVE
Operate primarily for the use of the Members of the Legislative Assembly and their staff by providing access to information and resources in order that the Members may better serve the people of New Brunswick.		Être au service principalement des députés et de leur personnel en leur donnant accès à de l'information et à des ressources leur permettant de mieux servir la population du Nouveau-Brunswick.
TOTAL	4,333	TOTAL
TO BE VOTED	4,333	À VOTER

OFFICE OF THE AUDITOR GENERAL		BUREAU DU VÉRIFICATEUR GÉNÉRAL
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To audit the accounts of the Province of New Brunswick and certain Crown agencies on behalf of the Legislative Assembly. To report annually to the Legislative Assembly, matters of significance, including observed instances where money has been expended without due regard to economy and efficiency, or where appropriate and satisfactory procedures have not been established to measure and report on the effectiveness of programs.		Vérifier les comptes de la province du Nouveau-Brunswick et de certains organismes de la Couronne au nom de l'Assemblée législative. Faire rapport annuellement des faits significatifs à l'Assemblée législative, y compris les cas où des sommes ont été dépensées sans considération pour l'économie ou l'efficience, ou lorsque des procédures appropriées et satisfaisantes n'ont pas été établies pour mesurer l'efficacité des programmes et en faire rapport.
TOTAL	3,628	TOTAL
TO BE VOTED	3,628	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICES OF LEADERS AND MEMBERS OF REGISTERED POLITICAL PARTIES		BUREAUX DES CHEFS ET DES MEMBRES DES PARTIS POLITIQUES ENREGISTRÉS	

PROGRAM OBJECTIVES

To provide funding for Members who are Leaders of Registered Political Parties, and to provide funding for secretarial and research staff to Members of the Legislative Assembly, in accordance with the *Legislative Assembly Act.*

OBJECTIFS DU PROGRAMME

Assurer un financement pour les députés provinciaux qui sont chefs d'un parti politique enregistré ainsi que pour le personnel de secrétariat et de recherche pour les députés, conformément à la *Loi sur l'Assemblée législative.*

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

OFFICE OF GOVERNMENT MEMBERS		668	BUREAU DES DÉPUTÉS DU GOUVERNEMENT	

Provide secretarial and other assistance incidental to the performance of the duties of the members.

Fournir de l'aide en matière de secrétariat et autre relativement à l'exercice des fonctions des députés.

Program for Members	668		Programme pour les députés	668

OFFICE OF THE OFFICIAL OPPOSITION		996	BUREAU DE L'OPPOSITION OFFICIELLE	

Provide salary and an expense allowance for the Leader. Provide secretarial and other assistance incidental to the performance of duties of the members.

Fournir un traitement et une allocation de dépenses au chef. Fournir de l'aide en matière de secrétariat et autre relativement à l'exercice des fonctions des députés.

Leader	500		Chef	500
Program for Members	496		Programme pour les députés	496

OFFICE OF THE GREEN CAUCUS		356	BUREAU DU CAUCUS DU PARTI VERT	

Provide salary and an expense allowance for the Leader. Provide secretarial and other assistance incidental to the performance of duties of the members.

Fournir un traitement et une indemnité pour dépenses au chef. Fournir de l'aide en matière de secrétariat et d'autre aide relativement à l'exercice des fonctions des députés.

Leader	250		Chef	250
Program for Members	106		Programme pour les députés	106

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICES OF LEADERS AND MEMBERS OF REGISTERED POLITICAL PARTIES (continued)		BUREAUX DES CHEFS ET DES MEMBRES DES PARTIS POLITIQUES ENREGISTRÉS (suite)
MEMBER OF FREDERICTON WEST-HANWELL	25	DÉPUTÉ DE FREDERICTON-OUEST-HANWELL
Provide secretarial and other assistance incidental to the performance of duties of the member.		Fournier des services de secrétariat et de l'aide liée à l'exercise des fonctions de député.
TOTAL	2,045	TOTAL
Less amounts authorized by law	77	Moins crédits autorisés par la loi
TO BE VOTED	1,968	À VOTER

ELECTIONS NEW BRUNSWICK / ÉLECTIONS NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

Elections New Brunswick is a non partisan office headed by the Chief Electoral Officer. Its mandate is:

– to supervise and administer the conduct of all provincial, municipal, rural community, district education council and regional health authority elections, plebiscites and referendums held in the province; and

– to administer and monitor compliance with the *Elections Act, Municipal Elections Act,* and *Political Process Financing Act* by election officers, candidates, registered political parties, registered district associations, official agents, and third parties.

OBJECTIFS DU PROGRAMME

Élections Nouveau-Brunswick est un bureau non partisan dirigé par le directeur général des élections. Son mandat est :

– de superviser et d'administrer le déroulement de toutes les élections provinciales, municipales, de communautés rurales, de conseils d’éducation de district, de régies régionales de la santé, de plébiscites et de référendums tenus dans la province; et

– d'administrer et de surveiller la conformité avec la *Loi électorale*, la *Loi sur les élections municipales*, et la *Loi sur le financement de l’activité politique* par les membres du personnel électoral, les candidats, les partis politiques enregistrés, les associations de circonscription enregistrées, les agents officiels, et les tiers.

PROGRAM COMPONENTS		ÉLÉMENTS DU PROGRAMME
GENERAL OPERATIONS	5,199	FONCTIONNEMENT GÉNÉRAL
To fulfill the mandate of Elections New Brunswick.		Pour remplir le mandat d'Élections Nouveau-Brunswick.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ELECTIONS NEW BRUNSWICK (continued)		ÉLECTIONS NOUVEAU-BRUNSWICK (suite)
LEGISLATIVE PAYMENTS TO REGISTERED POLITICAL PARTIES	668	PAIEMENTS LÉGISLATIFS AUX PARTIS POLITIQUES ENREGISTRÉS

To support the activities of registered political parties and reimburse the audit fees associated with their annual financial returns.		Pour soutenir les activités des partis politiques enregistrés et rembourser les honoraires de vérification associés à leurs rapports financiers annuels.
TOTAL	5,867	TOTAL
TO BE VOTED	5,867	À VOTER

OFFICE OF THE OMBUD		BUREAU DE L'OMBUD

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To investigate complaints under the *Ombud Act* against government departments, Crown corporations, municipalities, school districts or regional health authorities.

Mener des enquêtes conformément à la *Loi sur L'Ombud* relativement aux plaintes déposées contre les Ministères, les sociétés de la Couronne, les municipalités, les districts scolaires ou les réseaux de la santé.

To administer the *Right to Information and Protection of Privacy Act* and the *Personal Health Information Privacy and Access Act* for the Province of New Brunswick, including to inform the public about the legislation, to receive inquiries and provide assistance, to provide an independent review and resolution of complaints in matters of requests for access and matters of breach of privacy, to conduct investigations, to promote best practices, to conduct audits, and to make recommendations.

Appliquer au nom de la province la *Loi sur le droit à l'information et la protection de la vie privée* et la *Loi sur l'accès et la protection en matière de renseignements personnels sur la santé*, y compris renseigner le public au sujet des lois, recevoir les demandes de renseignements, fournir de l'aide, assurer l'exercice de recours indépendant, arriver à un règlement des plaintes ayant trait aux demandes de communication et aux atteintes à la vie privée, procéder à des enquêtes, promouvoir les meilleures pratiques, procéder à des vérifications et formuler des recommandations.

To investigate disclosure of wrongdoing under the *Public Interest Disclosure Act.*

Mener des enquêtes relatives à la divulgation d'actes répréhensibles conformément à la *Loi sur les divulgations faites dans l'intérêt public.*

To investigate appointments made due to favoritism under the *Civil Service Act.*

Mener des enquêtes relatives aux nominations faite par favoritisme conformément à la *Loi sur la Fonction publique.*

To review decisions from the Provincial Archivist pursuant to the *Archives Act.*

Revoir les décisions de l'archiviste provincial conformément à la *Loi sur les archives.*

TOTAL	2,841	TOTAL
TO BE VOTED	2,841	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CHILD, YOUTH AND SENIOR ADVOCATE

PROGRAM OBJECTIVES

To advocate for the rights and interests of children, youths, seniors and adults under protection generally and to ensure that the views of children, youths, seniors and adults under protection are heard and considered.

To ensure that children, youths, seniors and adults under protection have access to the services to which they are entitled and that their complaints respecting such services receive appropriate attention.

To provide information and advice about the availability, effectiveness, responsiveness and relevance of government assistance to and benefits for children, youths, seniors and adults under protection.

BUREAU DU DÉFENSEUR DES ENFANTS, DES JEUNES ET DES AÎNÉS

OBJECTIFS DU PROGRAMME

Défendre les droits et les intérêts des enfants, des jeunes, des aînés et des adultes sous protection, de façon générale, et s’assurer que les opinions des enfants, des jeunes, des aînés et des adultes sous protection sont entendues et prises en considération.

Veiller à ce que les enfants, les jeunes, les aînés et les adultes sous protection aient accès aux services auxquels ils ont droit et que leurs plaintes à l’égard de ces services reçoivent l’attention voulue.

Fournir de l’information et des conseils au sujet de l’accessibilité, de l’efficacité, de la souplesse et de la pertinence de l’aide et des avantages qu’assure le gouvernement aux enfants, aux jeunes, aux aînés et aux adultes sous protection.

TOTAL	1,685	TOTAL
TO BE VOTED	1,685	À VOTER

OFFICE OF THE COMMISSIONER OF OFFICIAL LANGUAGES

PROGRAM OBJECTIVES

To investigate, report on and make recommendations with regard to compliance with the *Official Languages Act,* and to promote the advancement of both official languages in the Province of New Brunswick.

COMMISSARIAT AUX LANGUES OFFICIELLES

OBJECTIFS DU PROGRAMME

Mener des enquêtes, produire des rapports et formuler des recommendations relativement à la conformité à la *Loi sur les langues officielles,* et promouvoir l'avancement des deux langues officielles au Nouveau-Brunswick.

TOTAL	837	TOTAL
TO BE VOTED	837	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CONSUMER ADVOCATE FOR INSURANCE		BUREAU DU DÉFENSEUR DU CONSOMMATEUR EN MATIÈRE D'ASSURANCES

PROGRAM OBJECTIVES

To examine the underwriting practices and guidelines of insurers, brokers and agents, and report the use of any prohibited underwriting practices to the Superintendent; to conduct investigations in relation to insurers, brokers and agents concerning the premiums charged for contracts of insurance and the availability of contracts of insurance; to respond to requests for information with respect to insurance; to develop and conduct educational programs and carry out insurance related tasks or investigations as directed by the Legislative Assembly.

OBJECTIFS DU PROGRAMME

Passer en revue les lignes directrices et les pratiques de souscription des assureurs, des courtiers et des agents et faire rapport de toute pratique interdite de souscription au surintendant; procéder à des enquêtes sur les assureurs, courtiers et agents concernant les primes facturées pour les contrats d'assurances et la disponibilité des contrats d'assurances; répondre aux demandes de renseignements concernant les assurances; élaborer et diriger des programmes d'éducation et accomplir toute autre tâche ou enquête concernant les assurances qui lui est prescrite par l'Assemblée législative.

TOTAL	678	TOTAL
TO BE VOTED	678	À VOTER

OFFICE OF THE INTEGRITY COMMISSIONER		BUREAU DU COMMISSAIRE À L'INTÉGRITÉ

PROGRAM OBJECTIVES

The Office is responsible for:

- administering the *Members' Conflict of Interest Act* as it applies to members and former members of the Legislative Assembly and members and former members of the Executive Council;

- administering the *Lobbyists' Registration Act* to ensure transparency and accountability in the lobbying of public office holders; and

- administering the *Conflict of Interest Act* as it applies to executive staff members, Deputy Ministers and heads of Crown corporations.

OBJECTIFS DU PROGRAMME

Le bureau a les responsabilités suivantes :

- appliquer la *Loi sur les conflits d'intérêts des membres* , laquelle vise les membres actuels et les anciens membres de l'Assemblée législative et du Conseil exécutif;

- appliquer la *Loi sur l'inscription des lobbyistes* afin d'assurer la transparence et la reddition de comptes dans les activités de lobbyisme auprès des titulaires de charge publique; et

- appliquer la *Loi sur les conflits d'intérêts* , laquelle vise les adjoints ministériels, les sous-ministres et les présidents de sociétés de la Couronne.

TOTAL	351	TOTAL
TO BE VOTED	351	À VOTER
TOTAL - LEGISLATIVE ASSEMBLY	33,062	TOTAL - ASSEMBLÉE LÉGISLATIVE

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
8,031	8,031	Administration / Administration…………………………………	9,006
84,425	92,525	Natural Resources / Ressources naturelles………………………	93,091
6,547	46,547	Energy and Mines / Énergie et mines……………………………	17,476
2,728	3,128	Land Management / Aménagement des terres............................	3,157
101,731	150,231	TOTAL - Gross Ordinary / Compte brute ordinaire……………	122,730

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION		ADMINISTRATION

PROGRAM OBJECTIVES

To provide management and administrative support for programs and activities of the Department of Natural Resources and Energy Development and the Department of Agriculture, Aquaculture and Fisheries.

PROGRAM COMPONENTS

EXECUTIVE ADMINISTRATION	945

Provide executive management and strategic policy direction.

CORPORATE SERVICES	8,061

Provide support in the areas of finance, accounting, human resources, information systems, facilities management, policy and planning.

TOTAL	9,006

OBJECTIFS DU PROGRAMME

Fournir un soutien de gestion et d'administration en ce qui concerne les programmes et activités du ministère des Ressources naturelles et Développement de l'énergie et du ministère de l'Agriculture, aquaculture et pêches.

ÉLÉMENTS DU PROGRAMME

ADMINISTRATION GÉNÉRALE

Assurer une gestion supérieure et une orientation stratégique.

SERVICES GÉNÉRAUX

Assurer un soutien dans les domaines de la finance, comptabilité, ressources humaines, systèmes d'information, la gestion des installations, de politiques et planification.

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NATURAL RESOURCES			RESSOURCES NATURELLES	
PROGRAM OBJECTIVES			**OBJECTIFS DU PROGRAMME**	
To support, manage and protect the forest and fish and wildlife of New Brunswick.			Soutenir, gérer et protéger les forêts et les peuplements de poisson et de faune du Nouveau-Brunswick.	
PROGRAM COMPONENTS			**ÉLÉMENTS DU PROGRAMME**	
FOREST MANAGEMENT		63,149	AMÉNAGEMENT FORESTIER	
Support and manage provincial timber resources and facilitate silviculture activities on both Crown and private land.			Soutenir et gérer les ressources en bois de la province et faciliter les activités de sylviculture sur les terres de la Couronne et les terres privées.	
Forest Management Activities	40,931		Activités d'aménagement forestier	40 931
First Nations Royalties	2,800		Redevances - Premières Nations	2 800
Crown License Operations	19,418		Activités liées aux permis de coupe	19 418
FOREST PROTECTION		9,026	PROTECTION DES FORÊTS	
Protect the timber resource from fire, insect and disease.			Protéger les ressources en bois contre les incendies, les insectes et les maladies.	
FISH AND WILDLIFE MANAGEMENT		3,969	AMÉNAGEMENT DES PEUPLEMENTS DE POISSONS ET DE FAUNE	
Maintain fish and wildlife populations. Manage hunting, trapping and angling activities.			Maintenir les peuplements de poissons et de faune. Gérer les activités de chasse, de piégeage et de pêche à la ligne.	
REGIONAL OPERATIONS		16,947	OPÉRATIONS RÉGIONALES	
Operational program delivery in the regions and districts.			Prestation des programmes opérationnels dans les régions et les districts.	
TOTAL		93,091	TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENERGY AND MINES		ÉNERGIE ET MINES

PROGRAM OBJECTIVES

Development and management of energy and mineral resources of the province.

OBJECTIFS DU PROGRAMME

Développement et gestion des ressources énergétiques et minérales de la province.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ENERGY	1,904	ÉNERGIE

Provide support in the area of energy efficiency and sustainability, electricity, and petroleum and natural gas.

Fournir un soutien dans les domaines de l'efficacité et la durabilité énergétiques, l'électricité ainsi que le pétrole et le gaz naturel.

ENERGY EFFICIENCY FUND	10,000	FONDS D'EFFICACITÉ ÉNERGÉTIQUE

Provide support for the development and delivery of energy efficiency and energy conservation programs and initiatives for non-electric fuel types, low-income individuals and families, First Nations, and not-for-profit organizations.

Soutenir l'élaboration et la prestation de programmes et d'initiatives d'efficacité énergétique et de conservation de l'énergie pour les types de combustibles non électriques, les personnes et les familles à faible revenu, les Premières nations et les organismes sans but lucratif.

RESOURCE EXPLORATION, DEVELOPMENT AND MANAGEMENT	5,572	EXPLORATION, MISE EN VALEUR ET GESTION DES RESSOURCES

Provide support in the area of geology, exploration and resource development, promotion and related information services.

Fournir un soutien dans les domaines de géologie, exploration et développement des ressources, promotion et services d'information reliés.

TOTAL	17,476	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LAND MANAGEMENT		AMÉNAGEMENT DES TERRES

PROGRAM OBJECTIVES

To ensure the effective management of Crown Lands and natural areas.

OBJECTIFS DU PROGRAMME

Assurer l'aménagement efficace des terres de la Couronne et des aires naturelles.

PROGRAM COMPONENT

ÉLÉMENT DU PROGRAMME

CROWN LAND MANAGEMENT

Manage the province's Crown land resource, natural areas and parks.

GESTION DES TERRES DE LA COURONNE

Gérer les ressources des terres de la Couronne du gouvernement provincial, les espaces naturels, et les parcs.

TOTAL	3,157	TOTAL
TOTAL - DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT	122,730	TOTAL - MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	122,676	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
250	0	Mine Reclamation / Remise en état de mines…………………	250
6,920	300	Musquash Watershed Infrastructure - Capital Improvements / Bassin hydrographique Musquash - Améliorations des biens immobiliers………………………………………………………	791
750	750	Sentier NB Trail Intrastructure / Infrastructure du Sentier NB Trail…………………………………………………………	4,930
7,920	1,050	TOTAL……………………....…………………………………	5,971

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
1,400	1,400	Wildlife Trust Fund / Fonds en fiducie pour la faune…………	1,525
1,212	772	Recoverable Projects / Projets à frais recouvrables……………	0
1,700	1,700	Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers……………………………………………	1,700
4,312	3,872	TOTAL……………….....………………………………	3,225

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OFFICE OF THE PREMIER / CABINET DU PREMIER MINISTRE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
1,516	1,516	Administration / Administration………………………………	1,727
1,516	1,516	TOTAL - Gross Ordinary / Compte brute ordinaire……………	1,727

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OFFICE OF THE PREMIER / CABINET DU PREMIER MINISTRE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION		ADMINISTRATION
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide administrative support for the operation of the Office of the Premier.		Assurer le soutien administratif nécessaire au fonctionnement du Cabinet du premier ministre.
TOTAL	1,727	TOTAL
TOTAL - OFFICE OF THE PREMIER	1,727	TOTAL - CABINET DU PREMIER MINISTRE
Less amounts authorized by law	81	Moins crédits autorisés par la loi
TO BE VOTED	1,646	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
20,068	17,973	Administration and Business Development Services / Administration et Services de développement des entreprises…..	21,173
25,000	15,448	Financial Assistance / Aide financière………………………….	25,000
5,047	6,925	Immigration Related Financial Support / Soutien financier à l'exportation……………………………………………...	5,925
5,000	4,002	Strategic Investments - Productivity / Global competitiveness / Investissements stratégiques - Productivité / Compétitivité mondiale………………………….	5,000
55,115	44,348	TOTAL - Gross Ordinary / Compte brute ordinaire………….…	57,098

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION AND BUSINESS DEVELOPMENT SERVICES		ADMINISTRATION ET SERVICES DE DÉVELOPPEMENT DES ENTREPRISES

PROGRAM OBJECTIVES

To provide overall direction and administration to the organization.

To lead and facilitate the execution of high growth opportunities that will accelerate private sector growth and job creation through: the pursuit of strategic and viable opportunities; the promotion of New Brunswick opportunities outside the province; the development of strategic markets; the delivery of business development services; the development of targeted economic sectors; the support of business productivity, growth, capacity, and sustainability; and effective management of provincial immigration priorities and newcomer support systems.

OBJECTIFS DU PROGRAMME

Assurer la direction et l'administration générales de l'organisation.

Diriger et faciliter la mise en œuvre des possibilités à forte croissance destinées à accélérer la croissance du secteur privé et la création d'emplois : rechercher des possibilités stratégiques et viables; promouvoir les possibilités du Nouveau-Brunswick à l'extérieur de la province; développer des marchés stratégiques; offrir des services de développement des affaires; développer des secteurs économiques précis; favoriser la productivité des entreprises, leur croissance, leur capacité et leur viabilité; et gérer de manière efficace les priorités provinciales en matière d'immigration et les systèmes de soutien aux nouveaux arrivants.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ADMINISTRATION	9,480	ADMINISTRATION

To provide executive and strategic direction to the organization.

To provide support services in the area of administration, planning, communication, human resources, immigration, newcomer settlement and support, finance and information technology.

Assurer l'orientation stratégique et la direction administrative de l'organisation.

Offrir des services de soutien dans les domaines suivants : l'administration, la planification, la communication, les ressources humaines, l'immigration, l'établissement des nouveaux arrivants et les services de soutien qui leur sont dédiés, la finance, la technologie de l'information.

BUSINESS DEVELOPMENT SERVICES	11,693	SERVICES DE DÉVELOPPEMENT DES ENTREPRISES

To provide support for small business development and provincial immigration priorities, as well as, strategic, high-growth trade and export development and investment attraction services.

Soutenir le développement des petites entreprises, les priorités provinciales en matière d'immigration, ainsi que les services stratégiques d'échanges commerciaux à forte croissance, d'expansion des exportations et d'attraction des investissements.

TOTAL	21,173	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

FINANCIAL ASSISTANCE		AIDE FINANCIÈRE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide financial assistance solutions tailored to the needs of clients.		Proposer des solutions d'aide financière adaptées aux besoins des clients.
TOTAL	25,000	TOTAL
IMMIGRATION RELATED FINANCIAL SUPPORT		SOUTIEN FINANCIER À L'EXPORTATION
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide financial support to advance newcomer integration, retention and immigration priority initiatives.		Fournir un soutien financier afin de faire progresser les initiatives prioritaires en matière d'intégration des nouveaux arrivants, de rétention et d'immigration.
TOTAL	5,925	TOTAL
STRATEGIC INVESTMENTS - PRODUCTIVITY / GLOBAL COMPETITIVENESS		INVESTISSEMENTS STRATÉGIQUES - PRODUCTIVITÉ / COMPÉTITIVITÉ MONDIALE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide strategic investments in productivity improvements aimed at strengthening competitiveness of New Brunswick companies.		Fournir des investissements stratégiques destinés à améliorer la productivité afin de renforcer la compétitivité des entreprises du Nouveau-Brunswick.
TOTAL	5,000	TOTAL
TOTAL - OPPORTUNITIES NEW BRUNSWICK	57,098	TOTAL - OPPORTUNITÉS NOUVEAU-BRUNSWICK
TO BE VOTED	57,098	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
268	268	Recoverable Projects / Projets à frais recouvrables……………	0
268	268	TOTAL………………………………….…………………………	0

LOANS AND ADVANCES / PRÊTS ET AVANCES

		Financial Assistance to Industry /	
50,000	20,000	Aide financière à l'industrie…………………………………	50,000
50,000	20,000	TO BE VOTED / À VOTER………...………………………	50,000

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
398,151	400,578	Consolidated Entities / Entités consolidées……………………	416,192
642	642	Council of Atlantic Premiers / Conseil des premiers ministres de l'Atlantique………………………………………	642
2,802	2,802	Economic and Social Inclusion Corporation / Société de l'inclusion économique et sociale………………………………	2,834
655	686	Labour and Employment Board / Commission du travail et de l'emploi………………………………………………………	691
671	671	New Brunswick Police Commission / Commission de police du Nouveau-Brunswick…………………………………	687
468	468	New Brunswick Women's Council / Conseil des femmes du Nouveau-Brunswick…………………………………………	484
304	304	Premier's Council on Disabilities / Conseil du Premier ministre pour les personnes handicapées…………………………	335
403,693	406,151	TOTAL - Gross Ordinary / Compte brute ordinaire…………..	421,865

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CONSOLIDATED ENTITIES		ENTITÉS CONSOLIDÉES

PROGRAM OBJECTIVES

To include the expenditure activities of organizations
that are part of the Provincial Reporting Entity.
The amounts represent activities funded by
third-party sources and are not contained elsewhere
within the respective departmental budgets.

Consolidated Entities (Consolidated Financial Statements
  Schedule 26)

EM/ANB Inc.
Atlantic Education International Inc.
Collège communautaire du Nouveau-Brunswick

Financial and Consumer Services Commission
Forest Protection Limited
Kings Landing Corporation
New Brunswick Agricultural Insurance Commission

New Brunswick Community College
New Brunswick Credit Union Deposit Insurance
  Corporation
New Brunswick Energy and Utilities Board

New Brunswick Health Council
New Brusnwick Housing Corporation
New Brunswick Immigrant Investor Fund

New Brunswick Legal Aid Services Commission

New Brunswick Lotteries and Gaming Corporation

Nursing Homes
Recycle New Brunswick
Regional Health Authorities
Research and Productivity Council
Service New Brunswick

OBJECTIFS DU PROGRAMME

Inclure les dépenses d'organisations faisant partie
de l'entité comptable provinciale. Les montants
représentent les activités financées par des
sources tierces et ne figurent pas ailleurs
dans les budgets des ministères respectifs.

Entités consolidées (États financiers consolidés,
  Tableau 26)

EM/ANB Inc.
Atlantic Education International Inc.
Collège communautaire du Nouveau-Brunswick
Commission des services financiers et des
  services aux consommateurs
Forest Protection Limited
Société de Kings Landing
Commission de l'assurance agricole du
  Nouveau-Brunswick
New Brunswick Community College
Société d'assurance-dépôts des caisses
  populaires du Nouveau-Brunswick
Commission de l'énergie et des services publics
  du Nouveau-Brunswick
Conseil de la santé du Nouveau-Brunswick
Société d'habitation du Nouveau-Brunswick
Fonds des investisseurs immigrants du Nouveau-
  Brunswick
Commission des services d'aide juridique du
  Nouveau-Brunswick
Société des loteries et des jeux du Nouveau-
  Brunswick
Foyers de soins
Recycle Nouveau-Brunswick
Régies régionales de la santé
Conseil de la recherche et de la productivité
Service Nouveau-Brunswick

TOTAL	416,192	TOTAL	
Less amounts authorized by law	416,192	Moins crédits autorisés par la loi	
TO BE VOTED	0	À VOTER	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COUNCIL OF ATLANTIC PREMIERS	CONSEIL DES PREMIERS MINISTRES DE L'ATLANTIQUE

PROGRAM OBJECTIVES

To provide for New Brunswick's share of the operating cost of the Council of Atlantic Premiers.

Funding for the Council's activities is based upon a per capita formula for the Council of Atlantic Ministers of Education and Training, Atlantic Provinces Community College Consortium and the Council of Atlantic Premiers Secretariat.

OBJECTIFS DU PROGRAMME

Assurer la contribution du Nouveau-Brunswick aux frais de fonctionnement du Conseil des premiers ministres de l'Atlantique.

La financement des activités du Conseil est basé sur une formule de calcul par habitant, pour le Conseil des ministres de l'Education et de la Formation des provinces de l'Atlantique, le Consortium des collèges communautaires de l'Atlantique et le Secrétariat du conseil des premiers ministres de l'Atlantique.

TOTAL	642	TOTAL
TO BE VOTED	642	À VOTER

ECONOMIC AND SOCIAL INCLUSION CORPORATION	SOCIÉTÉ DE L'INCLUSION ÉCONOMIQUE ET SOCIALE

PROGRAM OBJECTIVES

To oversee the implementation, policy development and evaluation of the Provincial Poverty Reduction Plan. To coordinate and support the community inclusion networks in the development of their local plans as well as to manage the Economic and Social Inclusion Fund in support of local plan implementation.

OBJECTIFS DU PROGRAMME

Assurer la mise en oeuvre, l'élaboration des politiques et l'évaluation du plan provincial de réduction de la pauvreté. Coordonner et appuyer les réseaux d'inclusion communautaires dans l'élaboration de leurs plans locaux respectifs ainsi que gérer le Fonds de l'inclusion économique et sociale qui appuye la mise en oeuvre des plans locaux.

TOTAL	2,834	TOTAL
TO BE VOTED	2,834	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND EMPLOYMENT BOARD		COMMISSION DU TRAVAIL ET DE L'EMPLOI

PROGRAM OBJECTIVES

To foster, promote and enhance harmonious employer-employee and labour-management relationships through the administration of the *Labour and Employment Board Act* and related statutes and regulations such as the *Industrial Relations Act, Public Service Labour Relations Act, Employment Standards Act, Pension Benefits Act, Fisheries Bargaining Act* and *Essential Services in Nursing Homes Act.* To act, upon referral, as a Board of Inquiry under the *Human Rights Act* , and to appoint adjudicators/arbitrators under the *Public Interest Disclosure Act* and *Pay Equity Act, 2009.*

OBJECTIFS DU PROGRAMME

Encourager, promouvoir et favoriser des relations de travail harmonieuses entre employeur et employé en administrant la *Loi sur la Commission du travail et de l'emploi* de même que les règlements et textes législatifs connexes comme la *Loi sur les relations industrielles,* la *Loi relative aux relations de travail dans les services publics,* la *Loi sur les normes d'emploi,* la *Loi sur les prestations de pensions,* la *Loi sur les négociations dans l'industrie de la pêche* et la *Loi sur les services essentiels dans les foyers de soins.* Agir, sur les questions qui lui sont acheminées, en tant que Commission d'enquête en vertu de la *Loi des droits de la personne* ; et nommer les juges/arbitres en vertu de la *Loi sur les divulgations faites dans l'intérêt public* et la *Loi de 2009 sur l'équité salariale.*

TOTAL	691	TOTAL
TO BE VOTED	691	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NEW BRUNSWICK POLICE COMMISSION		COMMISSION DE POLICE DU NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

The investigation and determination of complaints by any person relating to the conduct of a member of a municipal or regional police force.

The ensuring of consistency in disciplinary dispositions through maintenance of a repository of disciplinary and corrective measures taken in response to *Police Act* violations.

The investigation and determination of any matter relating to any aspect of policing in any area of the Province, either on its own motion, or at the direction of the Minister of Public Safety.

The determination whether the Province is discharging its obligation to maintain an adequate level of policing.

OBJECTIFS DU PROGRAMME

Mener des enquêtes et se prononcer au sujet des plaintes formulées par toute personne à l'égard de la conduite d'un membre d'un service de police municipal ou régional.

Assurer la cohérence des décisions disciplinaires en tenant un répertoire des mesures disciplinaires et correctives prises à la suite de violations de la *Loi sur la police* .

De son propre gré ou à la demande du Ministère de la Sécurité publique, mener des enquêtes et se prononcer au sujet de toute question touchant à tout aspect du travail policier dans toute région de la province.

Déterminer si le gouvernement provincial s'acquitte de son obligation de maintenir des services de police suffisants.

TOTAL	687	TOTAL
TO BE VOTED	687	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NEW BRUNSWICK WOMEN'S COUNCIL

CONSEIL DES FEMMES DU NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

To be an independent body that provides advice to the Minister on matters of importance to women and their substantive equality;

To bring to the attention of government and the public issues of interest and concern to women and their substantive equality;

To include and engage women of diverse identities, experiences and communities, women's groups and society in general;

To be strategic and provide advice on emerging and future issues; and

To represent New Brunswick women.

OBJECTIFS DU PROGRAMME

Être un organisme indépendant qui fournit au ministre des conseils sur les questions qui revêtent une importance pour les femmes et qui concernent leur égalité réelle;

Attirer l'attention du gouvernement et du public sur les questions qui intéressent et préoccupent les femmes et qui concernent leur égalité réelle;

lnclure et mobiliser les femmes d'identités, d'expériences et de communautés diverses, les groupes de femmes et la société en général;

Agir de façon stratégique et fournir des conseils sur les questions d'actualité et d'avenir; et

Représenter les femmes du Nouveau-Brunswick.

TOTAL	484	TOTAL
TO BE VOTED	484	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PREMIER'S COUNCIL ON DISABILITIES		CONSEIL DU PREMIER MINISTRE POUR LES PERSONNES HANDICAPÉES

PROGRAM OBJECTIVES

To advise the Premier on matters relating to the status of persons with disabilities.

To bring before the government and the public matters of interest and concern to persons with disabilities.

To promote the implementation of the recommendations of the Disability Action Plan.

To provide information to the public about services and resources available to persons with disabilities.

OBJECTIFS DU PROGRAMME

Conseiller le premier ministre sur les questions concernant la situation des personnes ayant des handicaps.

Attirer l'attention du gouvernement et du public sur des questions d'intérêt pour les personnes ayant des handicaps.

Faire la promotion de la mise en œuvre des recommandations du Plan d'action sur les questions touchant les personnes handicapées.

Informer le public des services et ressources disponibles pour les personnes handicapées.

TOTAL	335	TOTAL
TO BE VOTED	335	À VOTER
TOTAL - OTHER AGENCIES	421,865	TOTAL - AUTRES ORGANISMES

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
12,134	11,884	Labour and Strategic Services / Travail et services stratégiques…………………….…………………….……	12,791
483,833	520,573	Post-Secondary Affairs / Affaires postsecondaires……………	505,865
137,325	164,981	WorkingNB / TravailNB…………………….………………	122,668
15,674	16,188	New Brunswick Public Library Service / Service des bibliothèques publiques du Nouveau-Brunswick………………	18,778
7,449	10,267	Apprenticeship and Occupational Certification / Apprentissage et Certification professionnelle…………………	8,849
656,415	723,893	TOTAL - Gross Ordinary / Compte brut ordinaire…………..	668,951

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND STRATEGIC SERVICES		TRAVAIL ET SERVICES STRATÉGIQUES

PROGRAM OBJECTIVES

Provide services to the public through the administration of various acts and regulations for which the Department is responsible. Support the Department through policy, ensuring consistency with government priorities and activities; research and analysis, including labour market information and program evaluations; labour market forecasts; environmental scans; and legislative and regulatory services. Provide corporate services for the delivery of programs by the operational branches of the Department.

OBJECTIFS DU PROGRAMME

Fournir des services au public en appliquant une diversité de règlements et de lois qui relèvent du ministère. Soutenir le Ministère en assumant les fonctions suivantes: élaboration de politiques qui cadrent avec les priorités et les activités du gouvernement; recherche et analyse, dont l'information sur le marché du travail et l'évaluation de programmes; prévisions du marché du travail; l'analyse de l'environnement et les services législatifs et de réglementation. Fournir des services généraux permettant aux directions opérationnelles d'offrir les programmes.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

CORPORATE SERVICES — 2,970 — SERVICES GÉNÉRAUX

Provide departmental support services in the areas of executive management, strategic planning, finance, internal audit, human resources, administration, facilities, procurement, information technology, departmental coordination and performance excellence.

Fournir des services de soutien ministériel dans les domaines suivants : direction supérieure, la planification stratégique, finances, vérification interne, ressources humaines, administration, installations, approvisionnement, technologie de l'information, coordination au niveau du Ministère et excellence du rendement.

WORKPLACE SERVICES — 1,828 — SERVICES EN MILIEU DE TRAVAIL

Provide dispute resolution services, mediation and conciliation services and promotion of labour-management dialogue pursuant to the *Industrial Relations Act.*

Offrir des services de règlement de conflits, de médiation et de conciliation, et faire la promotion d'un dialogue entre les employés et les employeurs, conformément à la *Loi sur les relations industrielles.*

Provide assurance of minimum standards in working conditions pursuant to the *Employment Standards Act.*

Garantir le respect des normes minimales en matière de conditions de travail conformément à la *Loi sur les normes d'emploi.*

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND STRATEGIC SERVICES (continued)		TRAVAIL ET SERVICES STRATÉGIQUES (suite)
ADVOCATE SERVICES (WORKERS' ADVOCATE AND EMPLOYERS' ADVOCATE)	1,843	SERVICES DES DÉFENSEURS (DÉFENSEURS DES DROITS DES TRAVAILLEURS ET DÉFENSEURS DES DROITS DES EMPLOYEURS)

Mandated under the *Workers' Compensation Act* to help injured workers and employers on matters related to claims for workers' compensation. Advocates assist by providing information, advice, and representation at appeal hearings at the Workers' Compensation Appeals Tribunal.

A pour mandat, en vertu de la *Loi sur les accidents du travail*, d'aider les travailleurs blessés et les employeurs sur les questions liées aux demandes d'indemnisation des accidents du travail. Les défenseurs aident en fournissant de l'information, des conseils et une représentation lors des audiences d'appel devant le Tribunal d'appel des accidents du travail.

WORKERS' COMPENSATION APPEALS TRIBUNAL	2,082	TRIBUNAL D'APPEL DES ACCIDENTS AU TRAVAIL

Responsible, under a number of Acts, to hear and resolve individual appeals of decisions rendered by WorkSafeNB with respect to workers' compensation and to provide these decisions on appeals in a timely, fair, consistent and impartial manner. Reports administratively to the Minister through the Assistant Deputy Minister of the Labour and Strategic Services Division.

Le Tribunal d'appel des accidents au travail est chargé, en vertu d'un certain nombre de lois, de siéger aux appels de décisions rendues par Travail sécuritaire NB relatives à l'indemnisation des accidents au travail, de résoudre ceux-ci, puis de rendre une décision en temps opportun et de façon juste, cohérente et impartiale. Noter que le Tribunal d'appel des accidents au travail relève, sur le plan administratif, du ministre par entremise du sous-ministre adjoint de la Division du Travail et des Services stratégiques.

POLICY, RESEARCH AND LABOUR MARKET ANALYSIS	2,268	POLITIQUE, RECHERCHE ET ANALYSE DU MARCHÉ DE TRAVAIL

Provide services and expertise to the Department in the areas of policy development, legislative development and federal-provincial relations.

Fournir des services et expertise au Ministère dans le domaine de l'élaboration de politiques, développement législatif et les relations fédérale-provinciale.

Provide labour market research, analysis, economic forecasting and program evaluation services to the Department.

Fournir des services de recherche, d'analyse, de prévisions économiques et d'évaluation des programmes au ministère.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND STRATEGIC SERVICES (continued)		TRAVAIL ET SERVICES STRATÉGIQUES (suite)
HUMAN RIGHTS COMMISSION	1,800	COMMISSION DES DROITS DE LA PERSONNE

Administer the *Human Rights Act* and advance equality of opportunity through public education programs and community development activities. The New Brunswick Human Rights Commission reports administratively to the Minister through the Assistant Deputy Minister of the Labour and Strategic Services Division.

Appliquer la *Loi sur les droits de la personne* et promouvoir l'égalité des chances par des programmes d'éducation du public et des activités de développement communautaire. La Commission des droits de la personne du Nouveau-Brunswick relève sur le plan administratif du ministre par entremise du sous-ministre adjoint de la Division du Travail et des Services stratégiques.

TOTAL	12,791	TOTAL

POST-SECONDARY AFFAIRS	AFFAIRES POSTSECONDAIRES

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

Provide analytical and planning services in the area of post-secondary education for the Department; and to administer programs related to post-secondary education, especially public universities and colleges, and regulate private universities and colleges. Ensure that New Brunswick residents have access to post-secondary education opportunities.

Fournir au ministère des services d'analyse et de planification dans le domaine de l'enseignement postsecondaire ainsi que des services d'administration de programmes liés aux établissements d'enseignement postsecondaires, surtout les universités et les collèges, publics ou privés. Permettre aux résidents et résidentes du Nouveau-Brunswick d'accéder à une éducation postsecondaire.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

POST-SECONDARY EDUCATION	309	ÉDUCATION POSTSECONDAIRE

Provide administrative services to programs in post-secondary education, transformation and student financial assistance.

Fournir des services administratifs aux programmes liés aux établissements postsecondaires, transformation et aide financière aux étudiants.

NEW BRUNSWICK COMMUNITY COLLEGE	105,180	COLLÈGE COMMUNAUTAIRE DU NOUVEAU-BRUNSWICK

Provide operating grants to the New Brunswick Community College Special Operating Agency and Community College Crown Corporations.

Accorder des subventions de fonctionnement à l'organisme de services spéciaux du Collège communautaire du Nouveau-Brunswick et aux sociétés collégiales.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POST-SECONDARY AFFAIRS (continued)		AFFAIRES POSTSECONDAIRES (suite)

POST-SECONDARY RELATIONS — 1,763 — **RELATIONS POSTSECONDAIRES**

Promote the province's post-secondary education through collaboration with institutions of higher learning. Offer analytical and planning support in the areas such as administration of funding, programming, experiential learning, international recruitment and retention, as well as positioning the sector in enhancing its role to responding to the province's evolving labour market demands. The branch also regulates private universities and colleges.

La Direction voit à la promotion de l'éducation postsecondaire en collaborant avec les établissements d'enseignement supérieur. Elle offre un soutien à l'analyse à la planification dans des domaines comme l'administration du financement, les programmes, l'apprentissage expérienciel, le recrutement et la rétention international, de même qu'aider le secteur à faire face à l'évolution des demandes du marché du travail. La direction réglemente également les universités et les collèges privés.

RESEARCH AND STRATEGIC INITIATIVES — 24,983 — **RECHERCHE ET INITIATIVES STRATÉGIQUES**

Administer public university funding, foster research and innovation and promote access to post-secondary education through specialized programing. Facilitate inter- and intra-jurisdictional communication and provide policy advice on the post-secondary education system.

La direction administre le financement aux universités, encourage la recherche et l'innovation, et fait la promotion de l'accès au système d'éducation postsecondaire par la programmation spécialisée. Elle facilite la communication intragouvernementale et intergouvernementale, et offre des conseils stratégiques relatifs au système d'éducation postsecondaire.

STUDENT FINANCIAL ASSISTANCE — 70,508 — **AIDE FINANCIÈRE AUX ÉTUDIANTS**

Ensure that New Brunswick residents with a financial need have access to post-secondary educational opportunities and that they are encouraged to complete their studies in a timely and successful manner.

Permettre aux résidents et résidentes du Nouveau-Brunswick, qui ont des difficultés financières, d'accéder à une éducation postsecondaire et les encourager à terminer leurs études avec succès dans un délai normal.

STUDENT FINANCIAL ASSISTANCE ADMINISTRATION — 1,488 — **ADMINISTRATION DE L'AIDE FINANCIÈRE AUX ÉTUDIANTS**

Administration of the Canada Student Financial Assistance Program and the New Brunswick Student Financial Assistance Program.

Assurer l'administration du Programme canadien d'aide financière aux étudiants et du Programme d'aide financière aux étudiants du Nouveau-Brunswick.

ASSISTANCE TO UNIVERSITIES — 285,595 — **AIDE AUX UNIVERSITÉS**

Provide grants to institutions for educational programs to meet social and economic needs.

Offrir des subventions aux établissements pour des programmes d'enseignement qui répondent aux besoins économiques et sociaux.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POST-SECONDARY AFFAIRS (continued)		AFFAIRES POSTSECONDAIRES (suite)
ASSISTANCE TO UNIVERSITIES - ADMINISTRATION	656	AIDE AUX UNIVERSITÉS - ADMINISTRATION
Provide New Brunswick's share of the administration costs of the Maritime Provinces Higher Education Commission.		Faire en sorte que le Nouveau-Brunswick paie sa part des frais administratifs de la Commission de l'enseignement supérieur des provinces Maritimes.
ASSISTANCE TO UNIVERSITIES - GRANT IN LIEU OF MUNICIPAL REAL PROPERTY TAXES	15,383	AIDE AUX UNIVERSITÉS - SUBVENTION EN REMPLACEMENT DE L'IMPÔT FONCIER MUNICIPAL
Provide funding for grants to municipalities in lieu of municipal real property tax.		Fournir le financement nécessaire pour accorder aux municipalités des subventions en remplacement de l'impôt foncier municipal.
TOTAL	505,865	TOTAL

WORKINGNB / TRAVAILNB

PROGRAM OBJECTIVES

Provide creative interventions and meaningful services to individuals, employers and the labour market in order for New Brunswick to have a skilled workforce that meets the needs of an evolving labour market.

OBJECTIFS DU PROGRAMME

Offrir des interventions créatives et des services significatifs aux personnes, aux employeurs et au marché du travail pour que le Nouveau-Brunswick ait une main d'œuvre qualifiée qui répond aux besoins du marché de travail en évolution.

TOTAL	122,668	TOTAL

NEW BRUNSWICK PUBLIC LIBRARY SERVICE / SERVICE DES BIBLIOTHÈQUES PUBLIQUES DU NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

Manage and develop the provincial public library system (63 public libraries, e-services, and Talking Book Services by Mail) to provide library services, collections and programs in communities.

OBJECTIFS DU PROGRAMME

Gérer et développer le réseau provincial de bibliothèques publiques (63 bibliothèques publiques, les ressources en ligne et le service de livres sonores par la poste) pour fournir des services, des collections et des programmes de bibliothèque dans les localités.

TOTAL	18,778	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

APPRENTICESHIP AND OCCUPATIONAL CERTIFICATION		APPRENTISSAGE ET CERTIFICATION PROFESSIONELLE	
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**	
Provide quality apprenticeship learning, life-long skill development and certification opportunities in current and future designated occupations that are standardized, up to date and relevant to the needs of industry and its workforce. Plan and provide funding for apprenticeship training.		Offrir des possibilités de formation en apprentissage, de perfectionnement professionnel tout au long de la vie et de certification de qualité dans les professions désignées d'aujourd'hui et de demain, qui sont uniformes et à jour et qui répondent aux besoins de l'industrie et de sa main-d'œuvre. Planifier et fournir le financement pour la formation en apprentissage.	
Apprenticeship and Occupational Certification	14,249	Apprentissage et certification professionnelle	14 249
Recovery from Labour Market Development Agreement	(5,400)	Recouvrement de l'Entente sur le développement du marché du travail	(5 400)
TOTAL	8,849	TOTAL	
TOTAL - DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR	668,951	TOTAL - MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL	
Less amounts authorized by law	54	Moins crédits autorisés par la loi	
TO BE VOTED	668,897	À VOTER	

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
2,000	2,000	Deferred Maintenance Program / Programme d'entretien reporté……………………………………………………	2,200
2,000	2,000	TOTAL……………….…..………………………………	2,200

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
2,700	2,300	Canada Student Loans / Régime canadien de prêts aux étudiants…………………………………………………	2,700
300	300	Library Trust Fund / Fonds en fiducie pour les bibliothèques..	300
886	516	Recoverable Projects / Projets à frais recouvrables………….	426
3,886	3,116	TOTAL………………………………….………………	3,426

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
		New Brunswick College of Craft and Design / New Brunswick College of Craft and Design	
1,465	1,737	Opening Balance / Solde d'ouverture	1,884
		Revenue / Recettes	
3,439	3,439	Operating Grant / Subvention de fonctionnement	3,521
1,313	1,413	Users / Utilisateurs	1,378
0	5	Other / Autre	0
4,752	4,857	Total Revenue / Recettes globales	4,899
		Expenditures / Dépenses	
4,698	4,710	Total Expenditures / Dépenses globales	4,698
1,519	1,884	Closing Balance / Solde de clôture	2,085
		TO BE VOTED / À VOTER	0

LOANS AND ADVANCES / PRÊTS ET AVANCES

		PROGRAM / PROGRAMME	
69,900	63,000	Student Loan Advances / Avances de prêts aux étudiants	90,500
69,900	63,000	TO BE VOTED / À VOTER	90,500

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
50,637	43,787	Development Projects and Operations / Projets de développement et opérations…………………………………	50,841
50,637	43,787	TOTAL - Gross Ordinary / Compte brute ordinaire………….	50,841

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

DEVELOPMENT PROJECTS AND OPERATIONS		PROJETS DE DÉVELOPPEMENT ET OPÉRATIONS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To deliver funding programs to support provincial and federal-provincial projects and initiatives.		Offrir des programmes de financement pour soutenir des initiatives ainsi que des projets provinciaux et fédéraux-provinciaux.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
DEVELOPMENT INITIATIVES	20,000	INITIATIVES DE DÉVELOPPEMENT
Provide funding to develop, diversify, and grow the economy, communities and infrastructure in New Brunswick. These funds are provided under the Rural Economy Fund and the Total Development Fund.		Fournir un financement pour développer, diversifier et faire croître l'économie, les collectivités et l'infrastructure au Nouveau-Brunswick. Ce financement provient du Fonds pour l'économie rurale et le Fonds de développement total.
COMMUNITY INITIATIVES	27,450	INITIATIVES COMMUNAUTAIRES
Provide funding for community-based initiatives and projects through the Community Investment Fund and the Community Development Fund.		Pourvoir au financement d'initiatives et de projets communautaires par l'entremise du Fonds d'investissement communautaire et le Fonds de développement communautaire.
ADMINISTRATION	3,391	ADMINISTRATION
Provide for projects, initiatives and operations of the Regional Development Corporation.		Pourvoir aux projets, initiatives et activités de la Société de développement régional.
TOTAL - REGIONAL DEVELOPMENT CORPORATION	50,841	TOTAL - SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	50,787	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
16,500	16,500	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée………	49,500
18,500	22,500	Strategic Infrastructure Initiative / Initiative en matière d'infrastructure stratégique……………………………	8,000
35,000	39,000	TOTAL..	57,500

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
		Regional Development Corporation Special Operating Agency / Société de développement régional - Organisme de service spécial	
75,190	85,031	Opening Balance / Solde d'ouverture...	62,868
		Revenue / Recettes	
16,500	16,500	Revenue - Provincial Government Sources / Recettes - Provenant du gouvernement provincial……………………………	49,500
196,298	176,025	Revenue - Federal Government Sources / Recettes - Provenant du gouvernement fédéral…………………	170,186
212,798	192,525	Total Revenue / Recettes globales..	219,686
		Expenditures / Dépenses	
0	6,264	Other Special Initiatives / Autres projets spéciaux………………	0
59,000	54,686	Canada Community - Building Fund / Fonds pour le développement des collectivités du Canada……………………	78,550
4,300	2,650	New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités…………………………………………………………	3,876
151,000	139,100	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée………	156,950
15,000	11,960	Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone……………………………………………………………	11,600
0	28	Atlantic Fisheries Fund / Fonds des pêches de l'Atlantique……	0
229,300	214,688	Total Expenditure / Dépenses globales......................................	250,976
58,688	62,868	Closing Balance / Solde de clôture...	31,578
		TO BE VOTED / À VOTER………………………………………	0

COMPARATIVE STATEMENT OF LOANS AND ADVANCES / ÉTAT COMPARATIF DES PRÊTS ET AVANCES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
5,000	0	Financial assistance under the Development Loans Program / Aide financière provenant du programme de prêts du Fonds de développement……………………………	5,000
5,000	500	Financial assistance under the New Brunswick Small Business Emergency Working Capital Loan Program / Aide financière provenant du programme de prêts du Fonds de roulement d'urgence pour les petites entreprises………………	0
10,000	500	TOTAL……………………………………………………………	5,000
		TO BE VOTED / À VOTER…………………………………	5,000

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
SERVICE OF THE PUBLIC DEBT / SERVICE DE LA DETTE PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
629,100	579,000	Interest, Exchange, Amortization and Expenses / Intérêt, change, amortissement et dépenses……………………………	622,300
4,900	5,000	Interest on Capital Leases / Intérêts sur les contrats de location-acquisition……………………………………………	4,700
634,000	584,000	TOTAL - Gross Ordinary / Compte brute ordinaire……………	627,000

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
SERVICE OF THE PUBLIC DEBT / SERVICE DE LA DETTE PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SERVICE OF THE PUBLIC DEBT		SERVICE DE LA DETTE PUBLIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To service the Province's debt by paying interest, exchange, amortization and other debt management expenses.		Assurer le paiement des frais relatifs à l'intérêt, au change et à l'amortissement, ainsi que des autres dépenses de gestion de la dette.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
INTEREST, EXCHANGE, AMORTIZATION AND EXPENSES	622,300	INTÉRÊT, CHANGE, AMORTISSEMENT ET DÉPENSES
INTEREST ON CAPITAL LEASES	4,700	INTÉRÊTS SUR LES CONTRATS DE LOCATION-ACQUISITION
TOTAL	627,000	TOTAL
TOTAL - SERVICE OF THE PUBLIC DEBT	627,000	TOTAL - SERVICE DE LA DETTE PUBLIQUE
Less amounts authorized by law	622,300	Moins crédits autorisés par la loi
TO BE VOTED	4,700	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
11,056	15,356	Corporate and Other Services / Services généraux et autres……………………………………………………………	13,010
860,463	856,963	Seniors and Long Term Care / Aînés et soins de longue durée………………………………………………………	1,004,864
155,484	173,484	Child Welfare and Youth Services / Services de bien-être á l'enfance et á la jeunesse………………………………………	165,708
246,995	257,695	Income Security / Sécurité du revenu………………………………	268,906
120,132	135,932	Housing Services / Services d'habitation…………………………	128,781
73,443	71,643	Other Benefits / Autres prestations…………………………………	52,434
1,467,573	1,511,073	TOTAL - Gross Ordinary / Compte brute ordinaire………………	1,633,703

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER SERVICES		SERVICES GÉNÉRAUX ET AUTRES

PROGRAM OBJECTIVES

To provide strategic leadership and support
including planning, design, and monitoring
of departmental programs.

OBJECTIFS DU PROGRAMME

Fournir une direction stratégique et un soutien
comprenant la planification, la conception et la
gestion de la qualité aux programmes ministériels.

TOTAL	13,010	TOTAL

SENIORS AND LONG TERM CARE		AÎNÉS ET SOINS DE LONGUE DURÉE

PROGRAM OBJECTIVES

To improve personal and social functioning and
support independent living through a range of
community based services and develop initiatives
around aging and aging care.

OBJECTIFS DU PROGRAMME

Favoriser chez les clients meilleur fonctionnement
personnel et social ainsi qu'un mode ve vie autonome par
le biasis d'une gamme de services communautaires et
développé les initiatives concernant le vieillissement et les
soins pour les aînés.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

SENIORS AND LONG TERM CARE	286,146	AÎNÉS ET SOINS DE LONGUE DURÉE

Provision of programs and services for seniors
including adult protection, long term care, home
support, adult residential facilities, and day
centers for adults.

Fournir des programmes et services pour les aînés incluant
la protection des adultes, des soins de longue durée, de
soutien à domicile, les établissements résidentiels pour des
adultes, et les centres de jour pour des adultes.

SENIORS AND HEALTHY AGING SECRETARIAT	933	SECRÉTARIAT DES AINÉS ET DU VIEILLISSEMENT EN SANTÉ

Coordination and oversight of the
implementation of the Aging Strategy as well as
the central alignment, coordination and liaison
for matters related to seniors and healthy aging
within government.

Coordination et surveillance de la mise en œuvre de la
stratégie sur le vieillissement, ainsi que point central de
l'harmonisation, de la coordination et de la liaison pour les
questions liées aux aînés et au vieillissement en santé au
sein du gouvernement.

NURSING HOME SERVICES	459,912	SERVICES DES FOYERS DE SOINS

Provision of the Province's Nursing Home
Program.

Assurer le programme provincial des foyers de
soins.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SENIORS AND LONG TERM CARE (continued)		AÎNÉS ET SOINS DE LONGUE DURÉE (suite)

DISABILITY SUPPORT SERVICES	257,873	SERVICES DE SOUTIEN AUX PERSONNES AYANT UN HANDICAP

Provision of support services for persons with disabilities that will assist in meeting their individual needs.

Fournir des services de soutien aux personnes ayant un handicap qui les aideront à répondre à leurs besoins individuels.

TOTAL	1,004,864	TOTAL

CHILD WELFARE AND YOUTH SERVICES		SERVICES DE BIEN-ÊTRE À L'ENFANCE ET À LA JEUNESSE

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To improve personal and social functioning through the provision of Child Welfare Services.

Améliorer le fonctionnement personnel et social par l'entremise des Services de bien-être à l'enfance.

TOTAL	165,708	TOTAL

INCOME SECURITY		SÉCURITÉ DU REVENU

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To provide individuals and families in need with financial benefits and, where appropriate, with self-sufficiency program services to enhance their potential for employment.

Fournir aux personnes et aux familles dans le besoin des prestations financières et, s'il y a lieu, les services du programme d'autosuffisance visant à améliorer leur aptitude au travail.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

TRANSITIONAL ASSISTANCE PROGRAM AND EXTENDED BENEFITS PROGRAM	195,844	PROGRAMME D'ASSISTANCE TRANSITOIRE ET PROGRAMME DE PRESTATIONS PROLONGÉES

Provision of assistance for families and individuals who have the potential to achieve self-sufficiency and provision of assistance to those clients who, because of disability, have a longer-term predictable need for financial support.

Fournir un soutien aux familles et aux personnes susceptibles de parvenir à l'autosuffisance et aider les clients qui, en raison d'un handicap, ont besoin d'un soutien financier prévisible à plus long terme.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

INCOME SECURITY (continued)		SÉCURITÉ DU REVENU (suite)
SUPPORT SERVICES	73,062	SERVICES DE SOUTIEN

Provision of support services includes: basic health services, including dental services, vision services, and medical equipment and supplies; supplementary and emergency financial assistance for individuals and families; establishment of individualized case plans to remove barriers to employability and to provide opportunities that enhance the potential for labour market attachment.	Compris dans les services de soutien sont: des services de santé élémentaires comprenant soins dentaires, soins de la vue, fournitures et appareils médicaux; une aide financière supplémentaire ou d'urgence aux personnes et aux familles admissibles; établir des plans d'intervention personnalisés pour cerner et éliminer les obstacles à l'emploi et pour offrir des possibilités visant à augmenter les chances d'intégrer le marché du travail.

TOTAL	268,906	TOTAL

HOUSING SERVICES		SERVICES D'HABITATION

PROGRAM OBJECTIVES   **OBJECTIFS DU PROGRAMME**

To assist households in need to obtain affordable, suitable and adequate housing through several programs such as property management, subsidized rental assistance, repair assistance to rehabilitate or improve their dwellings and provide financial assistance to existing homeowner clients.	Aider les ménages dans le besoin à accéder à un logement adéquat, convenable et abordable au travers de plusieurs programmes comme la gestion immobilière, l'aide au logement subventionnée, l'aide aux réparations afin de remettre en état ou à améliorer leur logement et fournir de l'aide financière aux clients propriétaires.

TOTAL	128,781	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OTHER BENEFITS		AUTRES PRESTATIONS

PROGRAM OBJECTIVES

To provide financial assistance to support seniors and low-income families with children under 18 years and to low-income households to help offset or reduce energy costs. Assistance is provided through programs such as the Low Income Seniors' Benefit, Child Tax Benefit and Working Income Supplement, and the Healthy Seniors' Pilot Project.

OBJECTIFS DU PROGRAMME

Fournir une aide financière pour soutenir les aînés et les familles à faible revenu ayant des enfants de moins de 18 ans ainsi qu'aux ménages à faible revenu pour aider à compenser ou à réduire leurs coûts énergétiques. L'aide est fournie par des programmes tels que le Prestation pour personnes âgées à faible revenu, Prestation fiscale pour enfants et supplément au revenue gagné et le Projet pilote d'aînés en santé.

TOTAL	52,434	TOTAL
TOTAL - DEPARTMENT OF SOCIAL DEVELOPMENT	1,633,703	TOTAL - MINISTÈRE DU DÉVELOPPEMENT SOCIAL
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	1,633,649	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
9,000	13,100	Nursing Home Services - Capital Improvements / Services des foyers de soins - Amélioration des biens immobiliers…………………………………………………	9,000
3,000	3,000	Nursing Home Services - Capital Maintenance / Services des foyers de soins - Entretien…………………………….	3,000
0	1,000	Public Housing - Capital Construction / Logements publics - Installations permanentes…………………………………	33,000
0	0	Public Housing - Capital Maintenance / Logements publics - Entretien……………………………….……………	5,000
12,000	17,100	TOTAL………………………………………………………….	50,000

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
2,700	3,900	CMHC Funding Account / Compte de financement de la SCHL……………………………………………………………	6,200
2,700	3,900	TOTAL………………………...…………………………………	6,200

LOANS AND ADVANCES / PRÊTS ET AVANCES

		PROGRAM / PROGRAMME	
3,224	3,224	Housing / Habitation…………………………….……………	3,224
3,224	3,224	TO BE VOTED / À VOTER………………………………………	3,224

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
2,957	2,957	Administration / Administration……………………………………	3,280
12,551	13,050	Provincial Parks / Parcs provinciaux…………………………..	14,203
35,803	35,965	Culture, Archaeology, Heritage and Sport / Culture, Archéologie, Patrimoine et Sport…………………………………	37,503
17,433	19,590	Tourism / Tourisme……………………………………………..	20,143
68,744	71,562	TOTAL - Gross Ordinary / Compte brute ordinaire…………..	75,129

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION		ADMINISTRATION

PROGRAM OBJECTIVES

To provide overall direction and support to the department's programs.

PROGRAM COMPONENT

ADMINISTRATION

Supports the department by providing services in executive management, finance, human resources, administration, information management and technology, cross governmental priority initiative management, strategic initiatives, policy and process management.

OBJECTIFS DU PROGRAMME

Fournir une orientation générale et un soutien au Ministère en matière de programmes.

ÉLÉMENT DU PROGRAMME

ADMINISTRATION

Fournit des services de soutien au Ministère en matière de gestion supérieure, de finances, de ressources humaines, d'administration, de technologie et de gestion de l'information, de gestion des initiatives prioritaires pangouvernementales, d'initiatives stratégiques, de politiques et de gestion des processus.

TOTAL	3,280	TOTAL

PROVINCIAL PARKS		PARCS PROVINCIAUX

PROGRAM OBJECTIVES

Provincial Parks provide inclusive, protected natural and cultural destinations that inspire wellness, enjoyment and education for all. With a vision that all people are stewards of New Brunswick's permanently protected natural and cultural destinations, the division is responsible for the stewardship of 24 provincial parks and one special crown reserve. The division is directly responsible for managing and operating 11 provincial parks, a fishing lodge and multiple day use parks.

OBJECTIFS DU PROGRAMME

La Division des parcs provinciaux offre des destinations naturelles et culturelles inclusives et protégées qui sont une source de bien-être, de joie et d'information pour tous. Adoptant la vision selon laquelle nous sommes tous responsables de la protection permanente des destinations naturelles et culturelles du Nouveau-Brunswick, la Division se charge de gérer 24 parcs provinciaux et une réserve spéciale de la Couronne. Elle est directement responsable de la gestion et de l'exploitation de 11 parcs provinciaux, d'un pavillon de pêche et de parcs à utilisation multijournée.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PROVINCIAL PARKS (continued)		PARCS PROVINCIAUX (suite)	

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

PARKS PROGRAMMING AND PLANNING — 1,232

PROGRAMMES ET PLANIFICATIONS DES PARCS

The Parks Programming and Planning branch is responsible for the development, implementation and monitoring of all guest experience programs to ensure all people have access to inclusive experiences. The branch is also responsible for community development, partnerships and environmental stewardship. The branch oversees all of the parks business development, marketing and e-commerce functions as well as managing the department's capital assets and strategic infrastructure.

La Direction des programmes et de la planification des parcs est responsable de l'élaboration, de la mise en œuvre et de la surveillance de tous les programmes d'expérience des visiteurs pour que tous aient accès à une expérience inclusive, ainsi que du développement communautaire, des partenariats et de la gérance environnementale. La Direction supervise toutes les fonctions d'expansion de la clientèle, de marketing et de commerce électronique des parcs. Elle se charge également de la gestion des immobilisations et de l'infrastructure stratégique du Ministère.

PARKS OPERATIONS — 12,971

EXPLOITATION DES PARCS

The Parks Operations branch is responsible for the day to day operation of the 11 provincial parks and multiple day use parks which the department operates. The operations of these parks include camping, golf courses, bike park, trails, beaches, marinas and a ski hill. Park Operations also play a significant role in supporting tourism entrepreneurs and not for profit organizations.

La Direction de l'exploitation des parcs est responsable des activités courantes des 11 parcs provinciaux et des parcs à utilisation multijournée gérés par le Ministère. Les activités de ces parcs comprennent le camping, des terrains de golf, des sites VTT, des sentiers, des plages, des marinas et une station de ski. La Direction de l'exploitation des parcs joue aussi un rôle important en soutenant les entrepreneurs et les organismes sans but lucratif dans le secteur du tourisme.

Parks Operations	13,071	Exploitation des Parcs	13 071
Recovered by chargeback	(100)	Récupération par facturation	(100)
TOTAL	14,203	TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CULTURE, ARCHAEOLOGY, HERITAGE AND SPORT		CULTURE, ARCHÉOLOGIE, PATRIMOINE ET SPORT

PROGRAM OBJECTIVES

Culture, Archaeology, Heritage and Sport support economic growth and foster pride of place through the conservation, development, promotion and nurturing of our human and natural archaeological and heritage resources, the arts and our cultural industries. Culture, Archaeology, Heritage and Sport also provides leadership and resources to increase sport, recreation and active living opportunities for all New Brunswickers to improve well-being and the quality of life for all.

OBJECTIFS DU PROGRAMME

Culture, Archéologie, Patrimoine et Sport favorise la croissance économique et suscite un sentiment de fierté par la conservation, la mise en valeur, la promotion et le soutien de nos ressources patrimoniales et archéologiques (naturelles et humaines), des arts et de nos industries culturelles. Culture, Archéologie, Patrimoine et Sport joue également un rôle de premier plan et fournit des ressources en vue d'offrir aux gens du Nouveau-Brunswick davantage de possibilités de sport, de loisirs et de vie active afin d'améliorer le bien-être et la qualité de vie de tous.

PROGRAM COMPONENTS

ARTS AND CULTURE

The Arts and Culture Branch provides leadership for the development, implementation and monitoring of government programs, policies and strategies supporting the arts and cultural industries in the province.

ARCHAEOLOGY AND HERITAGE

Archaeology and Heritage provides comprehensive cultural resource management of the province's heritage. The Branch facilitates the promotion, awareness, understanding, commemoration, conservation and preservation of New Brunswick's human and natural archaeological and heritage resources for present and future generations. It is also responsible for the community museums network, New Brunswick heritage properties and the major provincial heritage institutions: the New Brunswick Museum, Kings Landing and the Village Historique Acadien.

ÉLÉMENTS DU PROGRAMME

14,239   ARTS ET CULTURE

La Direction des arts et de la culture joue un rôle moteur dans l'élaboration, la mise en œuvre et le suivi des politiques, des stratégies et des programmes gouvernementaux appuyant les arts et les industries culturelles de la province.

16,414   ARCHÉOLOGIE ET PATRIMOINE

La Direction de l'archéologie et du patrimoine assure la gestion complète des ressources culturelles du patrimoine de la province. Elle facilite la promotion, la compréhension, la commémoration, la conservation et la préservation des ressources patrimoniales et archéologiques, naturelles et humaines, du Nouveau-Brunswick pour les générations actuelles et futures en favorisant la sensibilisation à cet égard. Elle est également responsable du réseau des musées communautaires, des biens patrimoniaux du Nouveau-Brunswick et des principales institutions patrimoniales provinciales: le Musée du Nouveau-Brunswick, Kings Landing et le Village Historique Acadien.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CULTURE, ARCHAEOLOGY, HERITAGE AND SPORT (continued)		CULTURE, ARCHÉOLOGIE, PATRIMOINE ET SPORT (suite)
SPORT AND RECREATION	6,850	SPORT ET LOISIRS
The Sport and Recreation Branch provides strategic leadership and support to strengthen Sport and Recreation in New Brunswick and promote participation, foster development and celebrate excellence. A network of regional offices supports the delivery of community-based sport, recreation and physical activity programs and services.		La Direction du sport et des loisirs assure un leadership et un soutien stratégiques afin de renforcer le sport et les loisirs au Nouveau-Brunswick et d'encourager la participation, de stimuler le développement et de célébrer l'excellence. Un réseau de bureaux régionaux facilite la prestation des programmes et des services communautaires de sport, de loisirs et d'activité physique.
TOTAL	37,503	TOTAL

TOURISM		TOURISME

PROGRAM OBJECTIVES

To provide leadership in the development and implementation of innovative experiential products, multi-channel marketing and sales campaigns, social media community management, and travel media strategies while engaging with the various regional and municipal tourism organizations throughout the province to become the most sought after destination in Canada, post-COVID-19.

OBJECTIFS DU PROGRAMME

Jouer un rôle de chef de file dans la création et la réalisation de produits expérientiels novateurs et de campagnes de marketing et de ventes multiplateformes, la gestion de la communauté des médias sociaux, et la conception de stratégies visant les médias touristiques tout en collaborant avec différentes organisations touristiques régionales et municipales afin que la province devienne la destination la plus recherchée au Canada après la COVID-19.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TOURISM (continued)		TOURISME (suite)

PROGRAM COMPONENTS | | | **ÉLÉMENTS DU PROGRAMME**

DESTINATION MARKETING	13,229	MARKETING DE DESTINATIONS

The Destination Marketing Branch develops and implements an integrated marketing approach in target national and international markets. The branch communicates to the target visitor through innovative, integrated, technology driven solutions - speaking to the potential visitor where they are, providing the information they need, regardless of device. The branch is responsible for developing campaigns to inspire travelers to choose New Brunswick over competing destinations. As well, this branch is responsible to work with the tourism industry in New Brunswick to ensure they are prepared and able to market themselves to their target visitors.

La Direction du marketing de destinations élabore et met en œuvre une méthode intégrée de marketing axée sur les marchés national et international. Elle communique avec les visiteurs ciblés au moyen de solutions innovantes, intégrées et axées sur la technologie, leur fournissant toute l'information dont ils ont besoin, peu importe où ils se trouvent et les dispositifs électroniques qu'ils utilisent. Elle est chargée de créer des campagnes visant à inciter les touristes à privilégier le Nouveau-Brunswick par rapport aux destinations concurrentes. Elle travaille également avec l'industrie touristique du Nouveau-Brunswick pour que ses membres soient préparés et capables de faire leur promotion auprès de leurs visiteurs cibles.

TOURISM DEVELOPMENT	4,309	DÉVELOPPEMENT DU TOURISME

The Tourism Development Branch is responsible for providing New Brunswick tourism entrepreneurs with the vision and leadership around tourism experiences and business development. The branch plays a key role in bringing a heightened level of entrepreneurship, quality and innovation to the tourism industry.

La Direction du développement du tourisme est chargée de fournir aux entrepreneurs en tourisme de la province la vision et le leadership en matière d'expériences touristiques et de développement des affaires. Elle joue un rôle déterminant pour stimuler l'entrepreneuriat, la qualité et l'innovation dans l'industrie touristique.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TOURISM (continued)		TOURISME (suite)
TRADE SALES AND PARTNERSHIPS	2,605	VENTES ET PARTENARIATS COMMERCIAUX
The Trade Sales and Partnerships Branch has a focus on building "business to business" relationships/partnerships with travel influencers that have the ability to drive visitation and business to New Brunswick's tourism industry. The branch is responsible for positioning and promoting New Brunswick as a tourism destination through travel trade channels while also finding synergies with other levels of government to assist the Department in achieving its goals.		La Direction des ventes et partenariats commerciaux s'emploie à établir des relations et des partenariats « interorganisationnels » avec des influenceurs touristiques capables de stimuler le tourisme et les affaires pour l'industrie touristique du Nouveau-Brunswick. Elle s'occupe de positionner et de promouvoir le Nouveau-Brunswick en tant que destination touristique par l'intermédiaire de l'industrie du voyage et de trouver des synergies avec d'autres ordres de gouvernement pour aider le Ministère à atteindre ses buts.
TOTAL	20,143	TOTAL
TOTAL - DEPARTMENT OF TOURISM, HERITAGE AND CULTURE	75,129	TOTAL - MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	75,075	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
4,400	4,695	Capital Improvements / Amélioration des installations………………………………………………………	5,167
4,620	7,836	Strategic Infrastructure / Infrastructure stratégique……………	4,347
9,020	12,531	TOTAL…………………………………………………………	9,514

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
1,200	1,200	Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts………………………………………………	1,200
370	370	GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport………………………………	300
60	60	Parlee Beach Maintenance / Entretien de la plage Parlee………	60
1,000	1,000	Sport Development Trust Fund / Fonds en fiducie pour l'avancement du Sport……………………………………………	1,000
10	10	Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett………………………...………………………………	10
2,640	2,640	TOTAL…………………………………………………………	2,570

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
		Tourism, Heritage and Culture Special Operating Agency / Tourisme, Patrimoine et Culture - Organisme de service spécial	
2,586	2,916	Opening Balance / Solde d'ouverture...	2,792
		Revenue / Recettes	
975	1,360	Mactaquac Golf Course / Terrain de golf Mactaquac..............	1,438
2,311	4,662	Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks………………………………………………	5,039
272	332	Sugarloaf Lodge / Pavillon Sugarloaf…………………………	454
422	580	Parlee Beach Campground / Terrain de camping de la plage Parlee………………………………………………	661
3,980	6,934	Total Revenue / Recettes globales...	7,592
		Expenditures / Dépenses	
1,865	1,996	Mactaquac Golf Course / Terrain de golf Mactaquac..............	2,247
3,281	4,444	Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks………………………………………………	5,455
234	280	Sugarloaf Lodge / Pavillon Sugarloaf…………………………	460
316	338	Parlee Beach Campground / Terrain de camping de la plage Parlee………………………………………………	436
5,696	7,058	Total Expenditures / Dépenses globales......................................	8,598
870	2,792	Closing Balance / Solde de clôture...	1,786
		TO BE VOTED / À VOTER……………………………………	0

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE**
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
15,193	15,283	Administration / Administration……………………………	20,059
1,783	1,818	Policy and Legislative Affairs, Strategic Partnerships and Trade Corridors / Politiques et affaires législatives, partenariats stratégiques et corridors commerciaux………………	1,832
90,438	105,623	Maintenance / Entretien……………………………………	104,343
73,967	73,967	Winter Maintenance / Entretien pendant l'hiver…………………	78,252
3,011	3,011	Bridge and Highway Construction / Construction des ponts et des routes………………………………………………	3,443
138,709	139,409	Buildings Group / Groupe des bâtiments………………………	143,797
26,800	26,800	New Brunswick Highway Corporation / Société de voirie du Nouveau-Brunswick…………………………………………	27,185
349,901	365,911	TOTAL - Gross Ordinary / Compte brute ordinaire……………	378,911

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION		ADMINISTRATION

PROGRAM OBJECTIVES

To provide overall management, policy direction and administrative support to all departmental programs.

OBJECTIFS DU PROGRAMME

Assurer un service général de gestion, d'orientation stratégique et de soutien administratif en ce qui concerne tous les programmes du ministère.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

CORPORATE SERVICES	10,021	SERVICES GÉNÉRAUX

To provide executive direction and support to the department in matters of the management of the department's human resources including safety, information management and technology, supply chain, audit, accounting, budgeting, and financial control.

Fournir une orientation et un soutien à la direction du Ministère en ce qui concerne la gestion des ressources humaines, y compris la sécurité, la gestion de l'information et de la technologie, la chaîne d'approvisionnement, l'audit, la comptabilité, l'établissement des budgets et le contrôle financier.

STRATEGIC SERVICES	2,332	SERVICES STRATÉGIQUES

To provide executive direction and support to the department in matters of performance excellence and continuous improvement, property services and claims management, policy and legislative affairs, strategic partnerships (funding and intergovernmental relations) and trade corridors (multimodal transportation development), environmental services and the Vehicle Management Agency.

Fournir une orientation et un soutien à la direction du Ministère en ce qui concerne l'excellence du rendement et l'amélioration continue, les services immobiliers et la gestion des réclamations, les politiques et les affaires législatives, les partenariats stratégiques (financement et relations intergouvernementales) et les corridors commerciaux (développement du transport multimodal), la technologie et la gestion de l'information, la gestion de la chaîne d'approvisionnement, les services environnementaux et l'Agence de gestion des véhicules.

PAYROLL BURDEN	3,283	CHARGE DE LA FEUILLE DE PAIE

Provision for the Department's Worksafe NB costs (with the exception of Vehicle Management Agency).

Établir une provision pour les coûts du Ministère relatifs à Travail sécuritaire NB (sauf en ce qui concerne l'Agence de gestion des véhicules).

DISTRICT ADMINISTRATION	4,423	ADMINISTRATION DES DISTRICTS

Provision of administrative support for transportation policies and programs on a district basis.

Assurer le soutien administratif nécessaire à l'application des programmes et des politiques de transport dans chaque district.

TOTAL	20,059	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POLICY AND LEGISLATIVE AFFAIRS, STRATEGIC PARTNERSHIPS AND TRADE CORRIDORS		POLITIQUES ET AFFAIRES LÉGISLATIVES, PARTENARIATS STRATÉGIQUES ET CORRIDORS COMMERCIAUX

PROGRAM OBJECTIVES

To support the vision and mandate of the Department of Transportation and Infrastructure (DTI) by providing advice, coordination, and direction on policy and legislation, strategic partnerships and trade corridors.

OBJECTIFS DU PROGRAMME

Contribuer à la réalisation de la vision et du mandat du Ministère des Transports et de l'Infrastructure (MTI) en fournissant des avis et une orientation et en assurant la coordination en matière de politiques et de législation, de partenariats stratégiques et de corridors commerciaux.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

POLICY AND LEGISLATIVE AFFAIRS   1,108   POLITIQUES ET AFFAIRES LÉGISLATIVES

To support the vision and mandate of DTI by providing advice and expertise related to research, policy development, legislative affairs, correspondence, and to support the department's compliance with statutory and operational requirements. The branch is responsible for a number of corporate services, including: advancing Memoranda to Executive Council for direction and decisions related to agreements, policies, and financial transactions; processing requests under the *Right to Information and Protection of Privacy Act* ; coordinating Executive correspondence; advancing Legislative Officer investigations and audit files and leading the development of internal policies. The branch also develops and delivers internal communications strategies and initiatives for DTI.

Contribuer à la réalisation de la vision et du mandat du MTI en fournissant des conseils et une expertise en matière de recherche, d'élaboration de politiques, d'affaires législatives et de correspondance, et favoriser la conformité du Ministère aux exigences opérationnelles et législatives. La Direction est responsable de plusieurs services ministériels : la présentation de mémoires au Conseil exécutif afin d'obtenir des directives et des décisions relativement aux ententes, aux politiques et aux opérations financières; le traitement des demandes présentées en vertu de la *Loi sur le droit à l'information et la protection de la vie privée* ; la coordination de la correspondance des cadres; l'avancement des dossiers d'enquête et de vérification des hauts fonctionnaires de l'Assemblée législative; la direction de l'élaboration des politiques internes. La Direction se charge également d'élaborer et de mettre en œuvre des stratégies et des initiatives de communication interne pour le MTI.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POLICY AND LEGISLATIVE AFFAIRS, STRATEGIC PARTNERSHIPS AND TRADE CORRIDORS (continued)		POLITIQUES ET AFFAIRES LÉGISLATIVES, PARTENARIATS STRATÉGIQUES ET CORRIDORS COMMERCIAUX (suite)
STRATEGIC PARTNERSHIPS AND TRADE CORRIDORS	724	DIRECTION DES PARTENARIATS STRATÉGIQUES ET DES CORRIDORS COMMERCIAUX

The branch is responsible for the provision of strategic direction, leadership, guidance, and oversight to the department and Province in the following areas; Strategic Partnerships and Intergovernmental Relations, NB Trade Corridor Development (related to the multimodal transportation sectors of air, rail, marine and public transit and administration and regulation of the *Shortline Railways Act*) and DTI Climate Change Initiatives.

La Direction fournit une orientation stratégique, un leadership, des conseils et une supervision au Ministère et au gouvernement provincial dans les secteurs suivants : partenariats stratégiques et relations intergouvernementales, développement des corridors commerciaux au Nouveau-Brunswick (relativement aux secteurs de transport aérien, ferroviaire et maritime multimodal, au transport en commun et à l'administration et à la réglementation de la *Loi sur les chemins de fer de courtes lignes*) et projets relatifs aux changements climatiques du MTI.

TOTAL	1,832	TOTAL

MAINTENANCE	ENTRETIEN

PROGRAM OBJECTIVES

To operate and maintain all designated highways, structures, ferries, a radio communication system, departmental buildings and grounds, and associated infrastructure.

OBJECTIFS DU PROGRAMME

Exploiter et entretenir toutes les routes désignées, les ouvrages d'art, les traversiers, un système de radiocommunication, les bâtiments et terrains du Ministère ainsi que l'infrastructure qui y est associée.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

OPERATIONS	1,033	OPÉRATIONS

Provision of managerial, technical and professional engineering expertise for the maintenance program and for public-private partnerships.

Offrir des conseils techniques et de gestion professionnels en ingénierie pour le programme d'entretien et les partenariats public-privé.

HIGHWAY MAINTENANCE - SUMMER	33,403	ENTRETIEN DES ROUTES EN ÉTÉ

Provision of summer maintenance services on the provincial highway network.

Assurer les services d'entretien en été des routes du réseau routier provincial.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MAINTENANCE (continued)		ENTRETIEN (suite)

BRIDGE MAINTENANCE — 16,806 — **ENTRETIEN DES PONTS**

Provision of structural maintenance and inspection of provincial bridges, culverts, and seawalls associated with the provincial highway network.

Effectuer l'entretien et l'inspection structurels des ponts provinciaux, des ponceaux et des ouvrages longitudinaux associés au réseau routier provincial.

TRAFFIC ENGINEERING — 8,004 — **TECHNIQUES DE LA CIRCULATION**

Provision of technical support regarding traffic safety, traffic control devices, signage and lighting requirements in the design, construction and maintenance of highways.

Assurer un soutien technique relatif à la sécurité routière, aux dispositifs de régulation de la circulation, à la signalisation et aux exigences en matière d'éclairage pour la conception, la construction et l'entretien des routes.

FERRY OPERATIONS — 34,754 — **EXPLOITATION DES TRAVERSIERS**

Provision of vehicle-passenger ferry services as connecting links to the provincial highway system.

Fournir des services de traversier pour passagers et véhicules assurant le lien avec le réseau routier provincial.

RADIO COMMUNICATIONS — 9,810 — **RADIO COMMUNICATIONS**

Provision and administration of various types of radio communications systems including the New Brunswick Trunked Mobile Radio (NBTMR), the province's Public Safety Radio Communications system, providing emergency communications support to various First Responders, emergency measures and volunteer organizations as well as, the operations and maintenance of the Provincial Integrated Radio System (IRCS) and the operation of the Provincial Mobile Communications Center (PMCC). Provision and administration of AVL/GPS services for the Government fleet of vehicles.

Fourniture et administration de divers types de systèmes de radiocommunications, dont le système de radiocommunications mobiles à ressources partagées du Nouveau-Brunswick (RMRPNB), du système provincial de radiocommunications pour la sécurité publique assurant le soutien des communications d'urgence pour divers premiers intervenants et organismes de mesures d'urgence et de bénévoles, exploitation et entretien du réseau intégré de radiocommunications provincial (RIRC) et exploitation du Centre provincial de communications mobiles (CPCM). Fourniture et administration des services de LAV par GPS pour le parc de véhicules du gouvernement.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MAINTENANCE (continued)		ENTRETIEN (suite)
ENVIRONMENTAL SERVICES	533	SERVICES ENVIRONNEMENTAUX

To provide environmental services for the delivery of various departmental programs. Environmental services include technical advice and support, conducting environmental and archaeological assessments, obtaining various permits and approvals, contaminated sites management, water systems management, environmental training, follow-up and compliance monitoring, wildlife management, fish and wetland habitat offsetting, and First Nations Consultation and engagement.

Fournir des services environnementaux pour la prestation de divers programmes ministériels. Les services environnementaux comprennent le soutien et des conseils techniques, la réalisation d'évaluations environnementales et archéologiques, l'obtention de divers permis et autorisations, la gestion des sites contaminés, la gestion des réseaux d'alimentation en eau, la formation sur l'environnement, le suivi et la surveillance de la conformité, la gestion de la faune, la compensation de l'habitat des poissons et des terres humides, ainsi que la consultation et la mobilisation des Premières Nations.

TOTAL	104,343	TOTAL

WINTER MAINTENANCE		ENTRETIEN PENDANT L'HIVER

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To provide winter maintenance services including snow removal and ice control on the provincial highway network.

Assurer les services d'entretien en hiver, dont le déneigement et le déglaçage, du réseau routier provincial.

TOTAL	78,252	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BRIDGE AND HIGHWAY CONSTRUCTION		CONSTRUCTION DES PONTS ET DES ROUTES

PROGRAM OBJECTIVES

To provide professional and technical support services for the project development, strategic partnering initiatives, planning as well as surveying, design and construction of highways and bridges. As well as land acquisition for highways, buildings and other government departments and property disposal for government.

OBJECTIFS DU PROGRAMME

Fournir des services de soutien professionnel et technique pour l'élaboration de projets, les initiatives de partenariats stratégiques, ainsi que pour la planification, l'arpentage, la conception et la construction de routes et de ponts. Offrir des services d'acquisition de terrains pour les routes et les bâtiments et pour le compte d'autres ministères, de même que des services d'aliénation de biens gouvernementaux.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

HIGHWAY DESIGN   757   TRACÉ DES ROUTES

Coordination of funding and activities related to the provincial arterial highway program, provincial bridge program, and other major project areas. Provide material testing, research, engineering application support, engineering surveys, hydraulic, and geological/geotechnical engineering services in support of project designs. Complete designs and prepare tender documents for grading, paving, structures and the designated highway program as well as provide structural maintenance and inspection of provincial bridges, culverts and seawalls.

Coordonner les activités et le financement liés au programme provincial d'amélioration des routes de grande communication, au programme provincial des ponts, et à d'autres secteurs de projets importants. Effectuer l'essai des matériaux et des recherches, fournir un soutien pour les applications d'ingénierie, effectuer des levés techniques et assurer la prestation de services techniques dans les domaines hydraulique, géologique et géotechnique afin de soutenir la conception des projets. Concevoir les travaux et préparer les documents d'appel d'offres pour le terrassement, l'asphaltage, les ouvrages d'art et le programme des routes désignées, et effectuer l'entretien et l'inspection structurels des ponts, des ponceaux et des ouvrages longitudinaux de la province.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BRIDGE AND HIGHWAY CONSTRUCTION (continued)		CONSTRUCTION DES PONTS ET DES ROUTES (suite)
CAPITAL PROJECTS	1,288	PROJETS D'IMMOBILISATIONS

Responsible for the development, management, and oversight of the various Buildings and Transportation (Capital) portfolios, to execute the capital projects in a consistent, transparent, and focused manner. Provide tactical and technical advice to facilitate the capital rehabilitation of DTI assets as supported by asset modeling and various data collection systems and provide professional and technical services to prepare, respond, recover, and prevent / mitigate against emergency situations to minimize the impact of disaster events and incidents on transportation infrastructure. In addition, the branch develops trucking policy and partnerships with industry and issues special permits for the movement of indivisible oversize and/or overweight loads, as well as unique vehicle configurations traveling on New Brunswick highways.

Responsable de l'élaboration, de la gestion et de la surveillance des divers portefeuilles des bâtiments et des transports (immobilisations), notamment du plan quinquennal de gestion des immobilisations, et de la réalisation des projets d'immobilisations d'une manière uniforme, transparente et ciblée. Fournir des conseils tactiques et techniques afin de faciliter la remise en état des actifs du MTI en s'appuyant sur la modélisation des actifs et divers systèmes de collecte de données, et offrir des services professionnels et techniques pour la préparation, l'intervention, le rétablissement, la prévention et l'atténuation dans les situations d'urgence afin de limiter l'impact des catastrophes et des incidents graves sur l'infrastructure de transport. De plus, la Direction établit des politiques sur le camionnage et des partenariats avec l'industrie, et elle délivre des permis spéciaux pour le transport de charges indivisibles de poids ou de dimensions excédentaires ainsi que pour des configurations particulières de véhicules sur le réseau routier du Nouveau-Brunswick.

CONSTRUCTION	599	CONSTRUCTION

Monitor contracts and projects for construction and rehabilitation of provincial highways and bridges to ensure completion in accordance with the issued plans and specifications.

Surveiller les contrats et les projets de construction et de réfection des routes et des ponts provinciaux pour qu'ils soient exécutés conformément aux plans et devis.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BRIDGE AND HIGHWAY CONSTRUCTION (continued)		CONSTRUCTION DES PONTS ET DES ROUTES (suite)
PROPERTY SERVICES BRANCH	799	DIRECTION DES SERVICES IMMOBILIERS
Responsible for the preparation of legal surveys; valuation and acquisition of properties for highway and government infrastructure projects; expropriation process; management, maintenance and disposal of surplus government properties; personal and real property damage claims involving the department; discontinuance of highways; land use, highway usage and access control permitting and review and acceptance of public streets.		Assumer les fonctions suivantes : préparation des levés officiels: évaluation et acquisition de biens pour les projets routiers et d'infrastructure du gouvernement; direction du processus d'expropriation; gestion, entretien et aliénation des biens excédentaires du gouvernement; règlement des réclamations pour dommages matériels et personnels concernant le Ministère; désaffectation des routes; délivrance des permis d'utilisation des terres, d'usage routier et de contrôle de l'accès; examen et acceptation des rues publiques.
Property Management 1,689		Gestion des biens 1 689
Recovered by chargeback (890)		Récupération par facturation (890)
TOTAL	3,443	TOTAL

BUILDINGS GROUP		GROUPE DES BÂTIMENTS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide suitable facilities for government departments.		Fournir des locaux adéquats à tous les ministères gouvernementaux.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
DESIGN AND CONSTRUCTION	1,532	CONCEPTION ET CONSTRUCTION
Management of planning, design, construction and renovation of public buildings.		Administrer la planification, la conception, la construction et la rénovation des bâtiments publics.
FACILITIES MANAGEMENT	66,172	GESTION DES LOCAUX
Operation and maintenance of provincial properties and management of leased buildings.		Assurer l'utilisation et l'entretien des biens de la province, ainsi que la gestion des bâtiments loués à bail.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BUILDINGS GROUP (continued)		GROUPE DES BÂTIMENTS (suite)
GRANT IN LIEU OF MUNICIPAL REAL PROPERTY TAXES	76,093	SUBVENTION EN REMPLACEMENT DE L'IMPÔT FONCIER MUNICIPAL
To provide funding for grants to municipalities in lieu of municipal real property tax.		Fournir le financement nécessaire pour accorder aux municipalités des subventions en remplacement de l'impôt foncier municipal.
TOTAL	143,797	TOTAL

NEW BRUNSWICK HIGHWAY CORPORATION		SOCIÉTÉ DE VOIRIE DU NOUVEAU-BRUNSWICK
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding to the Corporation for payment of highway maintenance and other related costs for designated sections of the highway network.		Fournir des fonds à la société afin de payer les frais d'entretien des routes et d'autres frais connexes pour certains tronçons désignés du réseau routier.
TOTAL	27,185	TOTAL
TOTAL - DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE	378,911	TOTAL - MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
Less amounts authorized by law	27,056	Moins crédits autorisés par la loi
TO BE VOTED	351,855	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
60,886	62,186	Bridges / Ponts...……	84,520
181,125	234,565	Highways / Routes..…	278,650
15,000	18,005	Provincial-Municipal Highway Partnership / Partenariat pour les routes provinciales-municipales....................	20,000
81,834	97,888	Federal-Provincial Cost-Shared Program / Programme fédéral-provincial à frais partagés..	94,240
22,000	26,400	Vehicle Management Agency / Agence de gestion des véhicules...…………	30,000
289,749	288,854	Public Works and Infrastructure / Travaux publics et infrastructure..………	342,951
650,594	727,898	TOTAL...…………	850,361

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
		PUBLIC WORKS AND INFRASTRUCTURE / TRAVAUX PUBLICS ET INFRASTRUCTURE	
3,500	3,300	Capital Administration / Gestion des immobilisations...............	4,000
		Capital Construction / Installations permanentes	
0	0	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………	2,195
61,465	48,122	Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………	79,149
103,799	93,239	Health / Santé ……………………………………………………	94,987
22,300	11,900	Justice and Public Safety / Justice et Sécurité publique……...…	32,900
13,000	13,825	Transportation and Infrastructure / Transports et Infrastructure……………………………………………	8,500
200,564	167,086	Total Capital Construction / Total des installations permanentes……………………………………………………	217,731
		Capital Improvements / Améliorations des biens immobiliers	
21,500	23,581	Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………	30,200
22,350	29,095	Health / Santé ……………………………………………………	42,500
1,010	937	Justice and Public Safety / Justice et Sécurité publique……...…	1,685
60	60	Legislative Assembly / Assemblée législative……...…………	60
4,100	4,980	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………	3,900
36,665	59,815	Transportation and Infrastructure / Transports et Infrastructure……………………………………………	42,875
85,685	118,468	Total Capital Improvements / Total des améliorations des biens immobiliers……………………………………………	121,220
289,749	288,854	TOTAL - PUBLIC WORKS AND INFRASTRUCTURE / TOTAL - TRAVAUX PUBLICS ET INFRASTRUCTURE……………………………	342,951

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
120	120	Government House / Résidence du lieutenant-gouverneur…….	120
1,800	1,800	Land Management Fund / Fonds pour l'aménagement des terres………………………………………………………….	1,800
1,920	1,920	TOTAL……………………………………………………………	1,920

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2023–2024 ESTIMATE / PRÉVISIONS
		Vehicle Management Agency / Agence de gestion des véhicules	
		Revenue / Recettes	
91,400	107,400	Chargebacks / Rétrofacturation…………………………………	109,900
500	500	Revenue from Sales of Vehicles and Equipment / Recettes provenant de la vente de véhicules et de matériel………………	500
91,900	107,900	Total Revenue / Recettes globales……………………………	110,400
		Expenditure / Dépenses	
92,800	109,800	Total Expenditures / Dépenses globales…………………………	109,900
(900)	(1,900)	Surplus (Deficit) / Excédent (Déficit)…………………………	500
		TO BE VOTED / À VOTER……………………………………	0

--- Section 4 ---

REVENUE / RECETTES

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023–2024 ESTIMATE / PRÉVISIONS
10,823	10,672	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	12,180
143,068	133,762	Education and Early Childhood Development / Éducation et Développement de la petite enfance	178,405
3,770	3,770	Environment and Local Government / Environnement et Gouvernements locaux	3,770
9,274,659	10,337,948	Finance and Treasury Board / Finances et Conseil du Trésor	10,041,232
2,710	3,190	General Government / Gouvernement général	3,315
74,066	81,424	Health / Santé	158,566
229,678	233,586	Justice and Public Safety / Justice et Sécurité publique	257,933
495	535	Legislative Assembly / Assemblée législative	603
84,253	108,799	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	84,258
11,693	23,806	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	12,133
678,709	630,833	Other Agencies / Autres organismes	648,708
149,402	188,963	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	132,717
103,692	78,168	Social Development / Développement social	87,324
4,720	5,551	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	5,445
7,286	7,466	Transportation and Infrastructure / Transports et Infrastructure	7,184
10,779,024	11,848,473	Total - Gross Revenue from Ordinary Account / Recettes brutes de compte ordinaire	11,633,773

Less: Inter-account Transactions / Moins : Opérations intercomptes

8,129	8,129	Finance and Treasury Board / Finances et Conseil du Trésor	8,129
6,723	6,638	Other Agencies / Autres organismes	4,498
14,852	14,767	Total - Inter-account Transactions / Opérations intercomptes	12,627
10,764,172	11,833,706	TOTAL - Ordinary Account (net) / Compte ordinaire (net)	11,621,146

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Taxes / Taxes et impôts	
1,954,000	2,377,000	Personal Income Tax / Impôt sur le revenu des particuliers	2,261,000
486,700	954,900	Corporate Income Tax / Impôt sur le revenu des sociétés	636,200
1,000	0	Metallic Minerals Tax / Taxe sur les minéraux métalliques	0
571,000	543,000	Provincial Real Property Tax / Impôt foncier provincial	469,300
1,774,500	1,904,900	Harmonized Sales Tax / Taxe de vente harmonisée	1,901,600
202,500	201,500	Gasoline and Motive Fuels Tax / Taxe sur l'essence et les carburants	200,500
170,000	170,000	Carbon Emitting Products Tax / Taxe sur les produits émetteurs de carbone	4,000
110,000	97,000	Tobacco Tax / Taxe sur le tabac	95,000
500	500	Pari-Mutuel Tax / Taxe sur le pari mutuel	500
70,000	75,020	Insurance Premium Tax / Taxe sur les primes d'assurance	76,500
45,000	54,000	Real Property Transfer Tax / Taxe sur le transfert de biens réels	48,000
24,000	27,000	Financial Corporation Capital Tax / Taxe sur le capital des corporations financières	27,000
12,000	12,000	Cannabis Duty / Droit sur le cannabis	13,000
17,500	15,500	Penalties and Interest / Pénalités et intérêts	16,000
5,438,700	6,432,320	Sub-Total - Taxes / Total partiel - taxes et impôts	5,748,600
		Return on Investment / Produits de placements	
245,700	176,700	Net Income / Bénéfice net	203,700
18,317	37,286	Interest and Investment Income / Intérêts créditeurs et revenus de placements	21,200
1,100	2,600	Other / Autres	800
265,117	216,586	Sub-Total - Return on Investment / Total partiel - produits de placements	225,700
		Licences and Permits / Licences et permis	
143,455	143,655	Motor Vehicle / Véhicules à moteur	143,545
1,000	1,100	Liquor Control and Regulation / Réglementation des alcools	1,000
4,735	4,735	Fish and Wildlife / Poisson et faune	4,740
15	15	Forests / Forêts	15
2,715	2,715	Mines / Mines	2,715
13,180	13,175	General / Recettes générales	13,241
165,100	165,395	Sub-Total - Licences and Permits / Total partiel - licences et permis	165,256

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED GROSS REVENUE /
ÉTAT COMPARATIF DES RECETTES BRUTES PRÉVUES
BY SOURCE / SELON LA PROVENANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Sale of Goods and Services / Vente de biens et services	
60,019	68,358	Institutional / Établissements	65,386
29,424	36,146	Intergovernmental / Intergouvernementale	58,291
2,649	2,980	Provincial Parks / Parcs provinciaux	3,199
115,155	115,253	Leases and Rentals / Baux et locations	115,212
281,815	288,892	General / Recettes générales	290,496
		Sub-Total - Sale of Goods and Services / Total partiel - vente de	
489,062	511,629	biens et services	532,584
		Royalties / Redevances	
68,100	92,800	Forests / Forêts	68,100
2,194	2,194	Mines / Mines	2,194
70,294	94,994	Sub-Total - Royalties / Total partiel - redevances	70,294
		Agency Revenues / Recettes des organismes	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des	
163,486	183,103	jeux du Nouveau-Brunswick	185,259
20,900	18,700	Cannabis Management Corporation / Société de gestion du cannabis	21,000
184,386	201,803	Sub-Total - Agency Revenues / Total partiel - Recettes des organismes	206,259
6,845	6,319	Fines and Penalties / Amendes et peines	6,976
74,132	87,526	Miscellaneous / Recettes diverses	76,107
6,693,636	7,716,572	TOTAL - Own Source Revenue / Recettes de provenance interne	7,031,776

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED GROSS REVENUE /
ÉTAT COMPARATIF DES RECETTES BRUTES PRÉVUES
BY SOURCE / SELON LA PROVENANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Unconditional Grants - Canada / Subventions inconditionnelles - Canada	
2,359,987	2,359,987	Fiscal Equalization Payments / Paiements de péréquation	2,631,293
934,216	984,980	Canada Health Transfer / Transfert canadien en matière de santé	1,080,543
329,362	332,732	Canada Social Transfer / Transfert canadien en matière de programmes sociaux	344,979
1,866	1,866	Other / Autres	1,866
3,625,431	3,679,565	Sub-Total - Unconditional Grants - Canada / Total partiel - subventions inconditionnelles - Canada	4,058,681
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
40,391	40,301	Central Government Services / Services généraux du gouvernement	40,711
271,664	286,367	Education / Éducation	287,252
99,542	80,754	Health / Santé	167,693
3,854	4,549	Social Services / Services sociaux	4,549
44,506	40,365	Other / Autres recettes	43,111
459,957	452,336	Sub-Total - Conditional Grants - Canada / Total partiel - subventions conditionnelles - Canada	543,316
4,085,388	4,131,901	TOTAL - Grants from Canada / Subventions du Canada	4,601,997
10,779,024	11,848,473	TOTAL	11,633,773

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023–2024 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Natural Resources and Energy Development / Ressources naturelles et	
50	50	Développement de l'énergie	50
50	50	Social Development / Développement social	50
44,315	49,756	Transportation and Infrastructure / Transports et Infrastructure	42,639
44,415	49,856	TOTAL	42,739

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
2,600	2,600	Other / Autres recouvrements	2,600
2,600	2,600	TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	2,600
		Capital Recoveries - Canada / Recouvrements au compte de capital - Canada	
26,160	30,225	Transportation / Transports	33,237
12,799	13,663	Economic Development / Développement économique	4,794
2,856	3,368	Other / Autres recouvrements	2,108
41,815	47,256	TOTAL - Capital Recoveries - Canada / Recouvrements au compte de capital - Canada	40,139
44,415	49,856	TOTAL	42,739

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023–2024 ESTIMATE / PRÉVISIONS
		Education and Early Childhood Development / Éducation et	
54,090	56,490	Développement de la petite enfance	56,490
43,385	43,385	Environment and Local Government / Environnement et Gouvernements locaux	49,730
966	866	Finance and Treasury Board / Finances et Conseil du Trésor	1,016
1,500	1,500	Health / Santé	1,500
17,016	18,505	Justice and Public Safety / Justice et Sécurité publique	16,669
		Natural Resources and Energy Development / Ressources naturelles et	
4,442	4,002	Développement de l'énergie	3,230
268	268	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	0
		Post-Secondary Education, Training and Labour / Éducation postsecondaire,	
3,886	3,116	Formation et Travail	3,426
210	535	Social Development / Développement social	510
2,659	2,659	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	2,589
650	2,770	Transportation and Infrastructure / Transports et Infrastructure	650
		Total - Gross Revenue from Special Purpose Account / Recettes brutes	
129,072	134,096	de compte à but spécial	135,810
		Less: Inter-account Transactions / Moins : Opérations intercomptes	
0	0	Environment and Local Government / Environnement et Gouvernements locaux	2,380
1,400	1,400	Health / Santé	1,400
1,400	1,400	Total - Inter-account Transactions / Opérations intercomptes	3,780
127,672	132,696	TOTAL - Special Purpose Account (net) / Compte à but spécial (net)	132,030

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
10	10	Archives Trust Account / Compte en fiducie pour les archives	10
1,200	1,200	Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts	1,200
2,700	2,300	Canada Student Loans / Régime canadien de prêts aux étudiants	2,700
449	449	Canadian Family Justice Fund / Fonds canadien de justice familiale	449
900	800	Cannabis Education and Awareness Fund / Fonds d'éducation et de sensibilisation en matière de cannabis	950
36,000	36,000	Climate Change Fund / Fonds pour les changements climatiques	47,000
210	535	CMHC Funding Account / Compte de financement de la SCHL	510
30	30	Computers for Schools / Ordinateurs pour les écoles	30
1,282	1,482	Crime Prevention / Prévention de la criminalité	0
7,385	7,385	Environmental Trust Fund / Fonds en fiducie pour l'environnement	350
8,000	10,400	First Nations Educational Fund / Fonds d'éducation des Premières nations	10,400
370	370	GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport	300
1,500	1,500	Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé	1,500
606	606	International Education Services / Services d'éducation internationale	606
650	2,770	Land Management Fund / Fonds pour l'aménagement des terres	650
300	300	Library Trust Fund / Fonds en fiducie pour les bibliothèques	300
2,101	2,482	Municipal Police Assistance Account / Compte d'aide aux services de police municipaux	2,364
207	207	National Safety Code Agreement / Entente concernant le Code national de sécurité	207
10,365	10,600	NB 911 Service Fund / Fonds pour le service d'urgence NB 911	10,600
79	79	Parlee Beach Maintenance / Entretien de la plage Parlee	79
150	150	Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité	150
2,366	1,556	Recoverable Projects / Projets à frais recouvrables	426
0	0	Regional Services Support Fund / Fonds d'aide aux services régionaux	2,380
190	190	Scholarships and Trusts / Bourses et fiducies	190
39,138	39,138	School District Projects / Projets de districts scolaires	39,138
6,126	6,126	School District Self-sustaining Funds / Fonds autonomes de districts scolaires	6,126
1,000	1,000	Sport Development Trust Fund / Fonds en fiducie pour l'avancement du sport	1,000
56	56	Strait Crossing Finance Inc. / Strait Crossing Finance Inc.	56
260	220	Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies	230
1,705	1,705	Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers	1,705
2,202	2,915	Victim Services Account / Compte pour les services aux victimes	2,669
10	10	Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett	10
1,525	1,525	Wildlife Trust Fund / Fonds en fiducie pour la faune	1,525
129,072	134,096	TOTAL	135,810

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023–2024 ESTIMATE / PRÉVISIONS
		Gross Revenue from Special Operating Agencies / Recettes brutes d'organismes de services spéciaux	
4,752	4,857	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	4,899
212,798	192,525	Regional Development Corporation / Société de développement régional	219,686
3,980	6,934	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	7,592
91,900	107,900	Transportation and Infrastructure / Transports et Infrastructure	110,400
313,430	312,216	Total - Gross Revenue from Special Operating Agencies / Recettes brutes d'organismes de services spéciaux	342,577
		Less: Inter-account Transactions / Moins : Opérations intercomptes	
3,439	3,439	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	3,521
16,500	16,500	Regional Development Corporation / Société de développement régional	49,500
91,400	107,400	Transportation and Infrastructure / Transports et Infrastructure	109,900
111,339	127,339	Total - Inter-account Transactions / Opérations intercomptes	162,921
202,091	184,877	TOTAL - Special Operating Agencies (net) / Organismes de services spéciaux (net)	179,656

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
0	28	Atlantic Fisheries Fund / Fonds des pêches de l'Atlantique	0
47,148	47,148	Canada Community-Building Fund / Fonds pour le développement des collectivités du Canada	49,198
148,500	125,800	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	156,950
2,311	4,662	Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks	5,039
15,000	11,960	Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone	11,600
975	1,360	Mactaquac Golf Course / Terrain de golf Mactaquac	1,438
4,752	4,857	New Brunswick College of Craft and Design / New Brunswick College of Craft and Design	4,899
2,150	1,325	New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités	1,938
0	6,264	Other Special Initiatives / Autres projets spéciaux	0
422	580	Parlee Beach Campground / Terrain de camping de la plage Parlee	661
272	332	Sugarloaf Lodge / Pavillon Sugarloaf	454
91,900	107,900	Vehicle Management Agency / Agence de gestion des véhicules	110,400
313,430	312,216	TOTAL	342,577

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2023–2024 ESTIMATE / PRÉVISIONS
700	1,800	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	700
15,000	15,000	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	15,000
45,000	46,568	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	45,000
3,727	3,727	Social Development / Développement social	3,727
64,427	67,095	TOTAL	64,427

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
400	400	Interest on Loans / Intérêts sur prêts	400
400	400	Sub-Total - Return on Investment / Total partiel - produits de placements	400
		Licences and Permits / Licences et permis	
		General / Recettes générales	
18	18	Farm Products Commission - Licences / Commission des produits de ferme - permis	18
250	225	Fish Processing and Buyers Licences / Permis de traitement du poisson et permis d'acheteurs	225
268	243	Sub-Total - Licences and Permits / Total partiel - licences et permis	243
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
115	153	New Brunswick Aquarium and Marine Centre / Aquarium et Centre marin du Nouveau-Brunswick	274
		Leases and Rentals / Baux et locations	
622	530	Aquaculture Leases / Baux d'aquaculture	622
230	265	Blueberry Leases / Baux de bleuetières	245

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
210	160	Potato Plantlet Sales / Vente de plantules de pomme de terre	210
4,247	3,900	Veterinary Services / Services vétérinaires	4,457
30	30	Service Charges / Frais de service	30
5,454	5,038	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	5,838
		Miscellaneous / Recettes diverses	
10	80	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	10
1	1	NSF Cheque Charges / Frais pour chèques sans provision	1
60	60	Other Miscellaneous Revenue / Autres recettes diverses	60
71	141	Sub-Total - Miscellaneous / Total partiel - recettes diverses	71
6,193	5,822	**TOTAL - Own Source Revenue / Recettes de provenance interne**	6,552
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres recettes	
800	800	NB Agricultural Insurance Commission / Commission de l'assurance agricole du N.-B.	800
3,830	4,050	Sustainable Canadian Agricultural Partnership / Partenariat canadien pour une agriculture durable	4,828
4,630	4,850	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	5,628
10,823	10,672	**TOTAL**	12,180

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
300	900	*Agricultural Development Act / Loi sur l'aménagement agricole*	300
400	900	*Fisheries and Aquaculture Development Act / Loi sur le développement des pêches et de l'aquaculture*	400
700	1,800	**TOTAL**	700

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Other / Autres recettes	
300	1,800	Recoveries - Provision for Losses / Recouvrements - provision pour pertes	0
300	1,800	Sub-Total - Return on Investment / Total partiel - produits de placements	0
		Licences and Permits / Licences et permis	
		General / Recettes générales	
170	170	Other Licences and Permits / Autres licences et permis	170
170	170	Sub-Total - Licences and Permits / Total partiel - licences et permis	170
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
7,600	10,400	Tuition Fees / Frais de scolarité	10,400
7,600	10,400	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	10,400
		Miscellaneous / Recettes diverses	
200	200	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	200
30	30	Other Miscellaneous Revenue / Autres recettes diverses	30
230	230	Sub-Total - Miscellaneous / Total partiel - recettes diverses	230
8,300	12,600	**TOTAL - Own Source Revenue / Recettes de provenance interne**	10,800

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Education / Éducation	
15,057	15,057	Official Language in Education Agreement - Infrastructure Support / Entente concernant les langues officielles dans l'enseignement - aide à l'infrastructure	13,804
13,173	13,173	Multilateral Early Learning and Child Care Framework / Cadre multilatéral d'apprentissage et de garde des jeunes enfants	13,101
106,300	90,400	Canada-New Brunswick Early Learning and Child Care Agreement / Accord Canada-Nouveau-Brunswick sur l'apprentissage et la garde des jeunes enfants	140,700
238	2,532	Education - other / Éducation - autre	0
134,768	121,162	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	167,605
143,068	133,762	**TOTAL**	178,405

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Computers for Schools / Ordinateurs pour les écoles	
		Own Source Revenue / Recettes de provenance interne	
30	30	Miscellaneous Revenue / Recettes diverses	30
30	30	**TOTAL - Computers for Schools / Ordinateurs pour les écoles**	30
		First Nations Educational Fund / Fonds d'éducation des Premières nations	
		Own Source Revenue / Recettes de provenance interne	
8,000	10,400	Miscellaneous Revenue / Recettes diverses	10,400
8,000	10,400	**TOTAL - First Nations Educational Fund / Fonds d'éducation des Premières nations**	10,400
		International Education Services / Services d'éducation internationale	
		Own Source Revenue / Recettes de provenance interne	
606	606	Miscellaneous Revenue / Recettes diverses	606
606	606	**TOTAL - International Education Services / Services d'éducation internationale**	606
		Scholarships and Trusts / Bourses et fiducies	
		Own Source Revenue / Recettes de provenance interne	
30	30	Return on Investment / Produits de placements	30
160	160	Miscellaneous Revenue / Recettes diverses	160
190	190	**TOTAL - Scholarships and Trusts / Bourses et fiducies**	190

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		School District Projects / Projets de districts scolaires	
		Own Source Revenue / Recettes de provenance interne	
39,138	39,138	Miscellaneous Revenue / Recettes diverses	39,138
39,138	39,138	**TOTAL - School District Projects / Projets de districts scolaires**	39,138
		School District Self-sustaining Funds / Fonds autonomes de districts scolaires	
		Own Source Revenue / Recettes de provenance interne	
1,000	1,000	Sale of Goods and Services / Vente de biens et services	1,000
5,126	5,126	Miscellaneous Revenue / Recettes diverses	5,126
6,126	6,126	**TOTAL - School District Self-sustaining Funds / Fonds autonomes de districts scolaires**	6,126
54,090	56,490	**TOTAL**	56,490

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
**DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX**
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
20	20	Other Interest Income / Autres intérêts créditeurs	20
20	20	Sub-Total - Return on Investment / Total partiel - produits de placements	20
		Licences and Permits / Licences et permis	
		General / Recettes générales	
660	660	Air Quality and Industrial Waste Control / Contrôle de la qualité de l'air et des déchets industriels	660
937	937	Air Quality and Industrial Waste Control - Designated Revenue / Contrôle de la qualité de l'air et des déchets industriels - recettes réservées	937
315	315	Petroleum Products Storage Systems / Réservoirs de stockage des produits pétroliers	315
16	16	Well Drillers and Contractors Licences / Permis de foreurs de puits et d'entrepreneurs en forage de puits	16
25	25	Other Licences and Permits / Autres licences et permis	25
66	66	Pesticide Permits / Pesticides - licences	66
21	21	Septage Licences / Licences de transporteurs de boues septiques	21
160	160	Marine Aquaculture Cage Operations / Exploitation de cages d'aquaculture marine	160
1,234	1,234	Water Quality and Industrial Waste Control / Contrôle de la qualité de l'eau et des déchets industriels	1,234
3,434	3,434	Sub-Total - Licences and Permits / Total partiel - licences et permis	3,434
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
110	110	Environmental Property Searches - Designated Revenue / Vérification des biens immobiliers à des fins environnementales - recettes réservées	110

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
43	43	Flood Forecasting / Prévisions d'inondations	43
108	108	Water and Sewage Systems - User Fees / Réseaux d'eau et d'égouts - frais aux usagers	108
55	55	Sales and Services - Other / Ventes et services - autres	55
316	316	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	316
3,770	3,770	**TOTAL - Own Source Revenue / Recettes de provenance interne**	3,770
3,770	3,770	**TOTAL**	3,770

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Climate Change Fund / Fonds pour les changements climatiques	
		Own Source Revenue / Recettes de provenance interne	
36,000	36,000	Carbon Emitting Products Tax / Taxe sur les produits émetteurs de carbone	47,000
36,000	36,000	**TOTAL - Climate Change Fund / Fonds pour les changements climatiques**	47,000
		Environmental Trust Fund / Fonds en fiducie pour l'environnement	
		Own Source Revenue / Recettes de provenance interne	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
85	85	Other Interest Income / Autres intérêts créditeurs	80
300	300	Investment Income / Revenus de placements	270
385	385	Sub-Total - Return on Investment / Total partiel - produits de placements	350
7,000	7,000	Sale of Goods and Services / Vente de biens et services	0
7,385	7,385	**TOTAL - Environmental Trust Fund / Fonds en fiducie pour l'environnement**	350
		Regional Services Support Fund / Fonds d'aide aux services régionaux	
		Own Source Revenue / Recettes de provenance interne	
0	0	Transfers from Departments / Transferts des ministères *	2,380
0	0	**TOTAL - Regional Services Support Fund / Fonds d'aide aux services régionaux**	2,380
43,385	43,385	**TOTAL**	49,730

* Inter-account transaction account / Compte d'opérations intercomptes

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Taxes / Taxes	
		Taxes on Income / Impôts sur le revenu	
		Personal / Particuliers	
1,954,000	2,377,000	Provincial Income Tax - Individuals / Impôt provincial sur le revenu des particuliers	2,261,000
		Corporations / Sociétés	
486,700	954,900	Provincial Income Tax - Corporations / Impôt provincial sur le revenu des sociétés	636,200
		Mining / Exploitations minières	
1,000	0	Metallic Minerals Tax / Taxe sur les minéraux métalliques	0
2,441,700	3,331,900	Sub-Total - Taxes on Income / Total partiel - impôts sur le revenu	2,897,200
		Taxes on Property / Impôts sur les biens fonciers	
		Provincial Tax / Impôt provincial	
562,871	534,871	Provincial Real Property Tax (net) / Impôt foncier provincial (net)	461,171
8,129	8,129	Inter-account transactions / Opérations intercomptes	8,129
571,000	543,000	Sub-Total - Taxes on Property / Total partiel - impôts sur les biens fonciers	469,300
		Taxes on Consumption / Taxes à la consommation	
		Retail Sales / Ventes au détail	
1,871,500	1,999,900	Harmonized Sales Tax / Taxe de vente harmonisée	1,996,600
(97,000)	(95,000)	Less: HST Credit for Low- and Middle-Income Families / Moins : Crédit pour la TVH à l'intention des familles à revenu faible ou moyen	(95,000)
1,774,500	1,904,900	HST: net of credit / TVH : déduction faite du crédit	1,901,600

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Gasoline and Motive Fuels / Essence et carburants	
202,500	201,500	Gasoline and Motive Fuels Tax / Taxe sur l'essence et les carburants	200,500
		Carbon Emitting Products / Produits émetteurs de carbone	
206,000	206,000	Carbon Emitting Products Tax / Taxe sur les produits émetteurs de carbone	51,000
(36,000)	(36,000)	Less: Climate Change Fund / Moins : Fonds pour les changements climatiques	(47,000)
170,000	170,000	Carbon Emitting Products Tax: net / Taxe sur les produits émetteurs de carbone : nette	4,000
		Tobacco / Tabac	
110,000	97,000	Tobacco Tax / Taxe sur le tabac	95,000
		Pari-Mutuel / Pari mutuel	
500	500	Pari-Mutuel Tax / Taxe sur le pari mutuel	500
2,257,500	2,373,900	Sub-Total - Taxes on Consumption / Total partiel - taxes à la consommation	2,201,600
		Other Taxes / Autres taxes	
		Other / Autres recettes	
66,000	70,620	Insurance Premium Tax / Taxes sur les primes d'assurance	72,100
45,000	54,000	Real Property Transfer Tax / Taxe sur le transfert de biens réels	48,000
24,000	27,000	Financial Corporation Capital Tax / Taxe sur le capital des corporations financières	27,000
12,000	12,000	Cannabis Duty / Droit sur le cannabis	13,000
147,000	163,620	Sub-Total - Other Taxes / Total partiel - autres taxes	160,100
		Penalties and Interest / Pénalités et intérêts	
17,500	15,500	Penalties and Interest / Pénalités et intérêts	16,000
5,434,700	6,427,920	**TOTAL - Taxes / Taxes**	5,744,200

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Agency Revenues / Recettes des organismes	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	
159,226	177,528	Lotteries and Gaming Revenues / Recettes des loteries et des jeux	179,999
		Cannabis Management Corporation / Société de gestion du cannabis	
20,900	18,700	Cannabis Revenue / Recettes du cannabis	21,000
180,126	196,228	Sub-Total - Agency Revenues / Total partiel - Recettes des organismes	200,999
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
15	15	Consumption Tax Status Reports / Rapports sur la taxe à la consommation	15
32,400	32,233	Service Charges / Frais de services	35,400
35	35	Small Business Investor Tax Credit / Crédit d'impôt pour les investisseurs dans les petites entreprises	35
700	700	Tax Certificates - Sales / Certificats d'impôt - ventes	650
12	12	Sales and Services - Other / Ventes et services - autres	12
33,162	32,995	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	36,112
		Miscellaneous / Recettes diverses	
50	50	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	50
500	500	Insurance Recoveries / Recouvrements d'assurances	500
690	690	Other Miscellaneous Revenue / Autres recettes diverses	690
1,240	1,240	Sub-Total - Miscellaneous / Total partiel - recettes diverses	1,240
5,649,228	6,658,383	**TOTAL - Own Source Revenue / Recettes de provenance interne**	5,982,551

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Unconditional Grants - Canada / Subventions inconditionnelles - Canada	
		Fiscal Equalization / Péréquation fiscale	
2,359,987	2,359,987	Fiscal Equalization Payments / Paiements de péréquation fiscale	2,631,293
		Canada Health and Social Transfers / Transferts canadiens en matière de santé et de programmes sociaux	
934,216	984,980	Canada Health Transfer / Transfert canadien en matière de santé	1,080,543
329,362	332,732	Canada Social Transfer / Transfert canadien en matière de programmes sociaux	344,979
		Other / Autres	
1,866	1,866	Statutory Subsidies / Subventions légales	1,866
3,625,431	3,679,565	**TOTAL - Unconditional Grants - Canada / Subventions inconditionnelles - Canada**	4,058,681
9,274,659	10,337,948	**TOTAL**	10,041,232

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Archives Trust Account / Compte en fiducie pour les archives	
		Unconditional Grants - Canada / Subventions inconditionnelles - Canada	
10	10	Other Unconditional Grants / Autres subventions inconditionnelles	10
10	10	**TOTAL - Archives Trust Account / Compte en fiducie pour les archives**	10
		Cannabis Education and Awareness Fund / Fonds d'éducation et de sensibilisation en matière de cannabis	
		Own Source Revenue / Recettes de provenance interne	
900	800	Miscellaneous / Recettes diverses	950
900	800	**TOTAL - Cannabis Education and Awareness Fund / Fonds d'éducation et de sensibilisation en matière de cannabis**	950
		Strait Crossing Finance Inc. / Strait Crossing Finance Inc.	
		Own Source Revenue / Recettes de provenance interne	
29	29	Return on Investment / Produits de placements	29
27	27	Miscellaneous / Recettes diverses	27
56	56	**TOTAL - Strait Crossing Finance Inc. / Strait Crossing Finance Inc.**	56
966	866	**TOTAL**	1,016

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Aboriginal Affairs / Affaires autochtones	
		Own Source / Provenance interne	
		Miscellaneous / Recettes diverses	
500	500	Other Miscellaneous Revenue / Autres recettes diverses	500
500	500	Sub-Total - Miscellaneous / Total partiel - recettes diverses	500
500	500	**TOTAL - Own Source Revenue / Recettes de provenance interne**	500
500	500	**TOTAL - Aboriginal Affairs / Affaires autochtones**	500
		Intergovernmental Affairs / Affaires intergouvernementales	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres	
2,210	2,210	Francophonie and Official Languages Program / Programme de la Francophonie et des Langues officielles	2,210
2,210	2,210	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	2,210
2,210	2,210	**TOTAL - Intergovernmental Affairs / Affaires intergouvernementales**	2,210
		Women's Equality / Égalité des femmes	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres	
0	480	Other Conditional Grants / Autres subventions conditionnelles	605
0	480	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	605
0	480	**TOTAL - Women's Equality / Égalité des femmes**	605
2,710	3,190	**TOTAL**	3,315

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
75	75	Other Interest Income / Autres intérêts créditeurs	75
75	75	Sub-Total - Return on Investment / Total partiel - produits de placements	75
		Licences and Permits / Licences et permis	
		General / Recettes générales	
871	868	Food Premises Licences / Permis d'établissements de service alimentaire	871
400	400	Sewage System Application and Installer Licences / Système d'égouts - application et permis d'installateur	400
1,271	1,268	Sub-Total - Licences and Permits / Total partiel - licences et permis	1,271
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
3,000	3,000	Ambulance Services - New Brunswick Residents / Services ambulanciers - résidents du Nouveau-Brunswick	3,000
700	700	Ambulance Services - Out-of-Province Residents / Services ambulanciers - résidents hors province	700
350	350	Hospital Services - Third Party Recoveries / Services hospitaliers - recouvrements auprès des tiers	350
50	50	Medical Services Plan - Third Party Recoveries / Régime de services médicaux - recouvrements auprès des tiers	50
37,000	37,000	Recovery Levy / Prélèvement pour recouvrement	37,000
41,100	41,100	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	41,100

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
350	350	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	350
100	100	Other Miscellaneous Revenue / Autres recettes diverses	100
450	450	Sub-Total - Miscellaneous / Total partiel - recettes diverses	450
42,896	42,893	**TOTAL - Own Source Revenue / Recettes de provenance interne**	42,896
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Health / Santé	
1,000	8,361	Canada Health Infoway Master Services Agreement / Contrat cadre de service d'Inforoute Santé du Canada	0
12,335	12,335	Home Care Services / Services de soins à domicile	12,335
12,335	12,335	Mental Health Services / Services de santé mentale	12,335
170	170	Canadian Chronic Disease Surveillance System / Système canadien de surveillance des maladies chroniques	0
5,330	5,330	Canada Safe Restart Agreement - Health Analytics / Accord sur la relance sécuritaire - Canada - Analytique en matière de santé	0
0	0	FPT Bilateral Health Agreement (2023-2033) / Entente bilatérale FPT sur la santé (2023-2033)	91,000
31,170	38,531	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	115,670
74,066	81,424	**TOTAL**	158,566

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé	
		Own Source Revenue / Recettes de provenance interne	
100	100	Return on Investment / Produits de placements	100
1,400	1,400	Transfers from Departments / Transferts des ministères *	1,400
1,500	1,500	**TOTAL - Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé**	1,500
1,500	1,500	**TOTAL**	1,500

* Inter-account transaction account / Compte d'opérations intercomptes

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Other Taxes / Autres taxes	
		Taxes on Insurance Premiums / Taxes sur les primes d'assurance	
4,000	4,400	*Fire Prevention Act / Loi sur la prévention des incendies*	4,400
4,000	4,400	Sub-Total - Other Taxes / Total partiel - autres taxes	4,400
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
56	37	Other Interest Income / Autres intérêts créditeurs	45
2	2	Foreign Exchange / Opérations de change	2
58	39	Sub-Total - Return on Investment / Total partiel - produits de placements	47
		Licences and Permits / Licences et permis	
		Motor Vehicle / Véhicules à moteur	
119,500	119,500	*Motor Vehicle Act* - Fees / *Loi sur les véhicules à moteur* - droits	119,500
20,100	20,100	*Motor Vehicle Act* - Drivers Licencing / *Loi sur les véhicules à moteur* - permis de conduire	20,100
1,600	1,800	*Off-Road Vehicle Act / Loi sur les véhicules hors route*	1,700
630	630	International Registration Plan (IRP) - Designated Revenue / Plan d'immatriculation international (PII) - recettes réservées	630
		Liquor Control and Regulation / Réglementation des alcools	
1,000	1,100	Liquor Licencing Board / Commission des licences et permis d'alcool	1,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
15	15	Amusement Devices - Registration and Inspection / Attractions mécaniques - enregistrement et inspection	16
9	9	Salvage Dealers Licences / Licences de brocanteurs	9
175	230	Private Investigators and Security Guards - Licences / Licences de détectives privés et de gardiens	185
1,800	1,900	Boiler and Pressure Vessel Design and Inspection / Frais d'inspection et de conception des chaudières et appareils à pression	1,800
550	550	Gas, Propane, etc. - Licences and Permits / Gaz, propane, etc. - licences et permis	550
800	815	Elevator Specification and Inspection / Frais de devis et d'inspection des ascenseurs	800
1,800	2,100	Electrical Installations and Inspections - Licences, etc. / Montage et inspection des installations électriques - licences, etc.	1,800
925	1,000	Plumbing - Licences and Permits / Plomberie - licences et permis	1,000
50	50	New Brunswick Film Classification Board - Licences and Fees / Bureau de cote des films du Nouveau-Brunswick - permis et droits	50
148,954	149,799	Sub-Total - Licences and Permits / Total partiel - licences et permis	149,140
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
1,550	2,200	Sale of Goods and Services - Other - Designated Revenue / Vente de biens et services - autres - recettes réservées	1,750
		Intergovernmental / Recettes intergouvernementales	
24,847	32,111	Recoveries from Municipalities - RCMP / Recouvrements des municipalités - GRC	53,904

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
		Provincial Offences Procedure Act - Administration Fees / *Loi sur la*	
6	4	*procédure applicable aux infractions provinciales* - frais d'administration	6
4	4	Certified Copies of Documents - Fees / Copies conformes de documents - frais	4
175	160	Divorce - Fees / Divorce - frais	175
1,800	2,600	Probate Court / Cour des successions	2,000
100	60	Court Transcripts - Fees / Transcription de la cour - droits	100
76	76	Data Services / Services informatiques	76
11	14	Appeal Court Fees / Cour d'appel - droits	11
250	300	Sheriffs - Fees / Shérifs - droits	250
520	400	Court of King's Bench - Filing Fees / Cour du Banc du Roi - droits de greff	450
181	170	Small Claims Fees / Petites créances - frais	181
40	55	Office of Support Enforcement / Bureau de l'exécution des ordonnances de soutien	40
21	21	Certificates of Conviction / Certificats de déclaration de culpabilité	21
29,581	38,175	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	58,968

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Fines and Penalties / Amendes et peines	
50	15	*Liquor Control Act* - Fines / *Loi sur la réglementation des alcools* - amendes	20
900	1,200	Provincial Court - Fines - Criminal Code / Cour provinciale - amendes - Code criminel	1,100
250	175	Provincial Court - Fines - Provincial and Municipal Statutes / Cour provinciale - amendes - lois provinciales et arrêtés municipaux	200
2	2	Court of King's Bench - Fines / Cour du Banc du Roi - amendes	3
13	24	*Contraventions Act* - Fines / Amendes relatives à la *Loi sur les contraventions*	13
5,250	4,500	*Motor Vehicle Act* - Fines / *Loi sur les véhicules à moteur* - amendes	5,250
13	10	Court Costs - Recoveries / Frais judiciaires - recouvrements	13
5	5	Bail Forfeitures / Cautionnements confisqués	5
90	115	*Off-Road Vehicle Act* - Fines / *Loi sur les véhicules hors route* - amendes	100
2	2	*Tobacco Sales Act* - Fines / *Loi sur les ventes de tabac* - amendes	2
2	3	*Transportation of Dangerous Goods Act* - Fines / *Loi sur le transport des marchandises dangereuses* - amendes	2
6,577	6,051	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	6,708
		Miscellaneous / Recettes diverses	
0	3	Government Assigned Vehicles - Recoveries from Employees / Véhicules du gouvernement - recouvrements auprès des employés	0
1	1	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	1
7	4	NSF Cheque Charge / Frais pour chèques sans provision	7
234	234	Public Intervenor - Recoveries / Intervenant public - recouvrements	234
98	98	Other Miscellaneous Revenue / Autres recettes diverses	98
340	340	Sub-Total - Miscellaneous / Total partiel - recettes diverses	340
189,510	198,804	**TOTAL - Own Source Revenue / Recettes de provenance interne**	219,603

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Central Government Services / Services généraux du gouvernement	
3,198	3,108	Criminal Legal Aid / Aide juridique en matière pénale	3,510
975	975	Gun Control - Designated Revenue / Réglementation des armes à feu - recettes réservées	975
		Social Services / Services sociaux	
3,854	4,549	*Youth Criminal Justice Act / Loi sur le système de justice pénale pour les adolescents*	4,549
		Other / Autres	
31,841	25,850	Federal Recoveries from Disaster Financial Assistance Program / Recouvrements du Programme fédéral d'aide financière en cas de catastrophe	28,996
300	300	Intensive Rehabilitative Custody and Supervision Program / Programme de placement et de surveillance dans le cadre d'un programme intensif de réadaptation	300
40,168	34,782	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	38,330
229,678	233,586	**TOTAL**	257,933

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Canadian Family Justice Fund / Fonds canadien de justice familiale	
		Own Source Revenue / Recettes de provenance interne	
449	449	Miscellaneous / Recettes diverses	449
449	449	**TOTAL - Canadian Family Justice Fund / Fonds canadien de justice familiale**	449
		Crime Prevention / Prévention de la criminalité	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
1,282	1,482	Other / Autres recettes	0
1,282	1,482	**TOTAL - Crime Prevention / Prévention de la criminalité**	0
		Municipal Police Assistance Account / Compte d'aide aux services de police municipaux	
		Own Source Revenue / Recettes de provenance interne	
1,322	1,636	Fines and Penalties / Amendes et peines	1,485
779	846	Miscellaneous / Recettes diverses	879
2,101	2,482	**TOTAL - Municipal Police Assistance Account / Compte d'aide aux services de police municipaux**	2,364
		National Safety Code Agreement / Entente concernant le Code national de sécurité	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
207	207	Transportation / Transports	207
207	207	**TOTAL - National Safety Code Agreement / Entente concernant le Code national de sécurité**	207

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		NB 911 Service Fund / Fonds pour le service d'urgence NB 911	
		Own Source Revenue / Recettes de provenance interne	
10,365	10,600	Sale of Goods and Services / Vente de biens et services	10,600
10,365	10,600	**TOTAL - NB 911 Service Fund / Fonds pour le service d'urgence NB 911**	10,600
		Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité	
		Own Source Revenue / Recettes de provenance interne	
150	150	Fines and Penalties / Amendes et peines	150
150	150	**TOTAL - Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité**	150
		Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies	
		Own Source Revenue / Recettes de provenance interne	
260	220	Licences and Permits / Licences et permis	230
260	220	**TOTAL - Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies**	230

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Victim Services Account / Compte pour les services aux victimes	
		Own Source Revenue / Recettes de provenance interne	
1,275	1,350	Fines and Penalties / Amendes et peines	1,315
5	3	Miscellaneous / Recettes diverses	3
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
922	1,562	Victims Fund / Fonds d'aide aux victimes	1,351
2,202	2,915	**TOTAL - Victim Services Account / Compte pour les services aux victimes**	2,669
17,016	18,505	**TOTAL**	16,669

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
2	2	Private Bills - Fees / Projets de loi d'intérêt privé - frais	2
2	2	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	2
		Miscellaneous / Recettes diverses	
493	533	Other Miscellaneous Revenue / Autres recettes diverses	601
493	533	Sub-Total - Miscellaneous / Total partiel - recettes diverses	601
495	535	**TOTAL - Own Source Revenue / Recettes de provenance interne**	603
495	535	**TOTAL**	603

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
125	125	Other Interest Income / Autres intérêts créditeurs	125
1	1	Foreign Exchange / Opérations de change	1
126	126	Sub-Total - Return on Investment / Total partiel - produits de placements	126
		Licences and Permits / Licences et permis	
		Fish and Wildlife / Poisson et faune	
729	729	Angling Leases / Baux de pêche à la ligne	734
200	200	Angling Permit - Crown Reserve Waters / Permis de pêche à la ligne - eaux de la Couronne réservées	200
900	900	Angling Licences / Permis de pêche à la ligne	900
750	750	Hunting Licences - Moose / Permis de chasse - orignal	750
1,000	1,000	Hunting Licences - Deer, Game and Bird / Permis de chasse - chevreuil, faune et gibier à plumes	1,000
400	400	Hunting Licences - Bear / Permis de chasse - ours	400
45	45	Hunting Licences - Varmint / Permis de chasse - animaux nuisibles	45
15	15	Fish and Wildlife - Other / Poisson et faune - autres	15
46	46	Trapping Licences - Rabbit and Fur Harvester / Permis de trappeurs - lapins et animaux à fourrure	46
70	70	Guides' Badges / Insignes de guides	70
560	560	Hunting Licence Bundles / Forfaits de permis de chasse	560
20	20	Hunting Licences - Wild Turkey / Permis de chasse - dindon sauvage	20
		Forests / Forêts	
10	10	Forest Fire - Recoveries / Incendies de forêt - recouvrements	10
5	5	Scalers' Licences / Permis de mesureurs	5
		Mines / Mines	
63	63	Mining Leases and Agreements / Baux miniers et accords	63
400	400	Mineral Claims and Prospecting Licences / Concessions minières et permis de prospection	400

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Mines (continued) / Mines (suite)	
		Petroleum and Natural Gas Leases and Licences / Baux et licences	
16	16	d'exploitation du pétrole et du gaz naturel	16
53	53	Sand and Gravel Leases / Baux d'exploitation du sable et du gravier	53
113	113	Peat Moss Leases / Baux d'exploitation de la tourbe	113
69	69	Potash Leases / Baux d'exploitation de la potasse	69
1	1	Gypsum Leases / Baux d'exploitation du gypse	1
2,000	2,000	Gas Distribution Fees / Droits pour la distribution du gaz	2,000
		General / Recettes générales	
1	1	Protected Natural Areas / Zones naturelles protégées	1
22	22	Wreath Tipping Permits / Permis pour couronnes de Noël	22
7,488	7,488	Sub-Total - Licences and Permits / Total partiel - licences et permis	7,493
		Sale of Goods and Services / Vente de biens et services	
		Intergovernmental / Recettes intergouvernementales	
		Fire Recovery - Out-of-Province / Recouvrements liés aux incendies - à	
40	40	l'extérieur de la province	40
		Fire Recovery - Out-of-Province - Designated Revenue / Recouvrements liés	
972	430	aux incendies - à l'extérieur de la province - recettes réservées	972
		Provincial Parks / Parcs provinciaux	
14	14	Park Leases / Baux de parcs	14
		Leases and Rentals / Baux et locations	
160	160	Land Rentals - Other / Locations de terrains - autres	160
1	1	Tidal Power Licence/Lease / Permis/bail pour l'énergie marémotrice	1
1,680	1,680	Recreational Leases / Concessions à bail relatives aux loisirs	1,680
275	275	Land Leases - Other / Baux de terrains - autres	275
		Non-fibre Forestry Leases / Concessions à bail relatives à l'exploitation non	
627	627	fibreuse du bois	627
300	300	Commercial Leases / Concessions à bail commerciales	300
6	6	Railway Land Leases / Concessions à bail de terres de la voie ferrée	6
1,455	1,455	Wind Power Licence/Lease / Permis/bail pour l'énergie éolienne	1,455

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
31	31	Maps and Aerial Photos - Sales / Cartes et photos aériennes - ventes	31
150	150	Musquash River Projects - Sales / Projet de la rivière Musquash - ventes	150
50	50	Seminars - Fees / Colloques - frais	50
15	15	Seed Extraction and Storage Fee / Frais d'extraction et d'entreposage des semences	15
15	15	Tree Seed Sales / Ventes de semences d'arbres	15
275	275	Conservation Education - Designated Revenue / Formation en conservation - recettes réservées	275
21	21	Sales and Services - Other / Ventes et services - autres	21
6,087	5,545	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	6,087
		Royalties / Redevances	
		Forests / Forêts	
65,000	87,100	Timber Royalty / Redevance forestière	65,000
2,800	5,400	Royalties - Timber - First Nations - Designated Revenue / Redevances forestières - Premières Nations - recettes réservées	2,800
300	300	Timber Permit Sales / Ventes d'autorisations de coupe	300
		Mines / Mines	
50	50	Royalties on Oil / Redevances sur le pétrole	50
800	800	Royalties on Peat Moss / Redevances sur la tourbe	800
329	329	Royalties on Sand and Gravel / Redevances sur le sable et le gravier	329
792	792	Royalties on Salt / Redevances sur le sel	792
160	160	Royalties on Natural Gas / Redevances sur le gaz naturel	160
63	63	Royalties on Gypsum / Redevances sur le gypse	63
70,294	94,994	Sub-Total - Royalties / Total partiel - redevances	70,294

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Fines and Penalties / Amendes et peines	
100	100	Fines - Other / Autres amendes	100
90	90	Fish and Wildlife - Fines / Poisson et faune - amendes	90
5	5	Forest Fire - Fines / Incendies de forêt - amendes	5
40	40	Harvesting Penalties / Amendes - coupe de bois	40
3	3	Transportation Certificate - Fines / Certificat de transport - amendes	3
238	238	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	238
		Miscellaneous / Recettes diverses	
12	12	Government Assigned Vehicles - Recoveries from Employees / Véhicules du gouvernement - recouvrements auprès des employés	12
2	390	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	2
1	1	NSF Cheque Charges / Frais pour chèques sans provision	1
5	5	Other Miscellaneous Revenue / Autres recettes diverses	5
20	408	Sub-Total - Miscellaneous / Total partiel - recettes diverses	20
84,253	108,799	**TOTAL - Own Source Revenue / Recettes de provenance interne**	84,258
84,253	108,799	**TOTAL**	84,258

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
		Other / Autres recouvrements	
50	50	Other Land Sales / Autres ventes de terrains	50
50	50	**TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne**	50
50	50	**TOTAL**	50

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Recoverable Projects / Projets à frais recouvrables	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
1,212	772	Other / Autres recettes	0
1,212	772	**TOTAL - Recoverable Projects / Projets à frais recouvrables**	0
		Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers	
		Own Source Revenue / Recettes de provenance interne	
5	5	Return on Investment / Produits de placements	5
1,700	1,700	Licences and Permits / Licences et permis	1,700
1,705	1,705	**TOTAL - Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers**	1,705
		Wildlife Trust Fund / Fonds en fiducie pour la faune	
		Own Source Revenue / Recettes de provenance interne	
10	10	Return on Investment / Produits de placements	10
1,510	1,510	Licences and Permits / Licences et permis	1,510
5	5	Sale of Goods and Services / Vente de biens et services	5
1,525	1,525	**TOTAL - Wildlife Trust Fund / Fonds en fiducie pour la faune**	1,525
4,442	4,002	**TOTAL**	3,230

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
4,200	5,026	Interest on Loans / Intérêts sur prêts	5,000
0	300	Other Interest Income / Autres intérêts créditeurs	0
0	402	Investment Income / Revenus de placements	0
4,200	5,728	Sub-Total - Return on Investment / Total partiel - produits de placements	5,000
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
10	0	Service Charges / Frais de service	0
500	450	Immigrant Application Fee / Droit associé aux demandes en matière d'immigration	600
1,133	1,783	Workforce Positions / Postes travailleurs	1,133
1,643	2,233	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	1,733
		Miscellaneous / Recettes diverses	
0	10,000	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	0
5,850	5,845	Other Miscellaneous Revenue / Autres recettes diverses	5,400
5,850	15,845	Sub-Total - Miscellaneous / Total partiel - recettes diverses	5,400
11,693	23,806	**TOTAL - Own Source Revenue / Recettes de provenance interne**	12,133
11,693	23,806	**TOTAL**	12,133

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Recoverable Projects / Projets à frais recouvrables	
		Own Source Revenue / Recettes de provenance interne	
268	268	Miscellaneous / Recettes diverses	0
268	268	**TOTAL - Recoverable Projects / Projets à frais recouvrables**	0
268	268	**TOTAL**	0

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
15,000	15,000	Financial Assistance to Industry / Programme d'aide financière à l'industrie	15,000
15,000	15,000	**TOTAL**	15,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Net Income / Bénéfice net	
245,700	176,700	Net Income / Bénéfice net	203,700
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1,138	6,813	Other Interest Income / Autres intérêts créditeurs	1,587
246,838	183,513	Sub-Total - Return on Investment / Total partiel - produits de placements	205,287
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
23,165	31,036	Tuition Fees / Frais de scolarité	24,733
139	153	Distance Education / Formation à distance	0
13,278	10,003	International Supplementary Fee / Frais supplémentaires internationaux	13,610
7,059	7,503	Training for Industry - Fees / Formation pour l'industrie - droits	6,922
1,250	807	Community Colleges - Sales / Collèges communautaires - ventes	1,272
1,610	1,768	Learning Fees / Frais d'apprentissage	1,650
941	955	Sales of Goods and Services - Other / Vente de biens et services - autres	1,242
1,137	1,300	College Application Fees / Frais de demande d'admission au collège	1,353
990	990	Textbook Overhead / Coût des manuels	1,000
49,569	54,515	Sub-Total - Institutional / Total partiel - établissements	51,782
		Leases and Rentals / Baux et locations	
90,000	90,000	Other Leases and Rentals / Autres baux et locations	90,000
269	324	Rents - Provincial Buildings / Loyers - bâtiments provinciaux	211
90,269	90,324	Sub-Total - Leases and Rentals / Total partiel - baux et locations	90,211
		General / Recettes générales	
193,433	199,877	Sales and Services - Other / Ventes et services - autres	198,415
333,271	344,716	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	340,408

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Agency Revenues / Recettes des organismes	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	
4,260	5,575	Lotteries and Gaming Revenues / Recettes des loteries et des jeux	5,260
4,260	5,575	Sub-Total - Agency Revenues / Total partiel - Recettes des organismes	5,260
		Miscellaneous / Recettes diverses	
0	5	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	10
10,798	10,798	Gifts to the Crown - Other / Dons à la Couronne - autres	10,800
1,795	2,442	Other Grants / Autres subventions	3,226
47,375	47,573	Other Miscellaneous Revenue / Autres recettes diverses	48,249
59,968	60,818	Sub-Total - Miscellaneous / Total partiel - recettes diverses	62,285
644,337	594,622	**TOTAL - Own Source Revenue / Recettes de provenance interne**	613,240
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Education / Éducation	
3,406	4,358	Official Languages in Education Agreement - Program Expansion and Development / Entente concernant les langues officielles dans l'enseignement - élaboration et expansion de programmes	4,086
5,375	6,233	Education - Other / Éducation - autre	5,745
		Health / Santé	
24,996	25,023	Health - Other / Santé - autre	25,023
		Other / Autres recouvrements	
595	597	Other Conditional Grants / Autres subventions conditionnelles	614
34,372	36,211	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	35,468
678,709	630,833	**TOTAL**	648,708

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Other Agencies / Autres organismes	
200,000	197,000	Net Income - NB Liquor Corporation / Bénéfice net - Société des alcools du N.-B.	184,000
45,700	(20,300)	Net Income (Loss) - NB Power / Bénéfice net (perte nette) - Énergie NB	19,700
245,700	176,700	Sub-Total - Other Agencies / Total partiel - autres organismes	203,700
		Consolidated Entities / Entités consolidées	
		Atlantic Education International Inc. / Atlantic Education International Inc.	
		Collège communautaire du Nouveau-Brunswick / Collège communautaire du Nouveau-Brunswick	
		Financial and Consumer Services Commission / Commission des services financiers et des services aux consommateurs	
		Forest Protection Limited / Forest Protection Limited	
		Kings Landing Corporation / Société de Kings Landing	
		New Brunswick Agricultural Insurance Commission / Commission de l'assurance agricole du Nouveau-Brunswick	
		New Brunswick Community College / New Brunswick Community College	
		New Brunswick Credit Union Deposit Insurance Corporation / Société d'assurance-dépôts des caisses populaires du Nouveau-Brunswick	
		New Brunswick Energy and Utilities Board / Commission de l'énergie et des services publics du Nouveau-Brunswick	
		New Brunswick Health Council / Conseil de la santé du Nouveau-Brunswick	
		New Brunswick Immigrant Investor Fund / Fonds des investisseurs immigrants du Nouveau-Brunswick	
		New Brunswick Legal Aid Services Commission / Commission des services d'aide juridique du Nouveau-Brunswick	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	
		Nursing Homes / Foyers de soins	
		Provincial Holdings Ltd. / Gestion provinciale Ltée	
		Recycle New Brunswick / Recycle Nouveau-Brunswick	
		Regional Health Authorities / Régies régionales de la santé	
		Research and Productivity Council / Conseil de la recherche et de la productivité	
		Service New Brunswick / Service Nouveau-Brunswick	
433,009	454,133	Sub-Total - Consolidated Entities / Total partiel - entités consolidées	445,008
678,709	630,833	**TOTAL**	648,708

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
11,284	10,403	Interest on Loans / Intérêts sur prêts	0
10	5	Other Interest Income / Autres intérêts créditeurs	5
0	12,647	Concessionary Loan Amortization / Amortissement des prêts concessionnels	12,934
11,294	23,055	Sub-Total - Return on Investment / Total partiel - produits de placements	12,939
		Licences and Permits / Licences et permis	
		General / Recettes générales	
1,792	1,270	*Apprenticeship and Occupational Certification Act* - Designated Revenue / *Loi sur l'apprentissage et la certification professionnelle* - recettes réservées	1,792
65	65	*Private Occupational Training Act* - Registration / *Loi sur la formation professionnelle dans le secteur privé* - enregistrement	65
1,857	1,335	Sub-Total - Licences and Permits / Total partiel - licences et permis	1,857
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
200	20	New Brunswick Public Libraries / Bibliothèques publiques du Nouveau-Brunswick	40
		General / Recettes générales	
1,701	1,608	Workers' Compensation Appeals Tribunal - Designated Revenue / Tribunal d'appel des accidents au travail - recettes réservées	2,002
1,740	1,505	Office of Advocates Services - Designated Revenue / Bureau des services de défenseurs - recettes réservées	1,740
3,641	3,133	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	3,782

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
300	1,483	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	300
140	140	Other Miscellaneous Revenue / Autres recettes diverses	140
440	1,623	Sub-Total - Miscellaneous / Total partiel - recettes diverses	440
17,232	29,146	**TOTAL - Own Source Revenue / Recettes de provenance interne**	19,018
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Education / Éducation	
18,918	22,701	Workforce Development Agreement / Entente sur le développement de la main-d'oeuvre	14,771
107,597	130,269	Labour Market Development Agreement / Entente sur le développement du marché du travail	93,845
1,600	1,644	Canada Student Loans - Designated Revenue / Régime canadien de prêts aux étudiants - recettes réservées	1,200
		Other / Autres recouvrements	
4,055	5,203	Other Conditional Grants / Autres subventions conditionnelles	3,883
132,170	159,817	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	113,699
149,402	188,963	**TOTAL**	132,717

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Canada Student Loans / Régime canadien de prêts aux étudiants	
		Own Source Revenue / Recettes de provenance interne	
650	650	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	650
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
2,050	1,650	Other / Autres recouvrements	2,050
2,700	2,300	**TOTAL - Canada Student Loans / Régime canadien de prêts aux étudiants**	2,700
		Library Trust Fund / Fonds en fiducie pour les bibliothèques	
		Own Source Revenue / Recettes de provenance interne	
300	300	Miscellaneous / Recettes diverses	300
300	300	**TOTAL - Library Trust Fund / Fonds en fiducie pour les bibliothèques**	300
		Recoverable Projects / Projets à frais recouvrables	
		Own Source Revenue / Recettes de provenance interne	
886	516	Miscellaneous / Recettes diverses	426
886	516	**TOTAL - Recoverable Projects / Projets à frais recouvrables**	426
3,886	3,116	**TOTAL**	3,426

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		New Brunswick College of Craft and Design / New Brunswick College of Craft and Design	
		Users / Utilisateurs	
		Own Source Revenue / Recettes de provenance interne	
1	1	Return on Investment / Produits de placements	1
1,312	1,254	Sale of Goods and Services / Vente de biens et services	1,377
0	163	Miscellaneous / Recettes diverses	0
1,313	1,418	**TOTAL - Own Source Revenue / Recettes de provenance interne**	1,378
1,313	1,418	**TOTAL - Users / Utilisateurs**	1,378
3,439	3,439	Transfers from Departments / Transferts des ministères *	3,521
4,752	4,857	**New Brunswick College of Craft and Design / New Brunswick College of Craft and Design**	4,899
4,752	4,857	**TOTAL**	4,899

* Inter-account transaction account / Compte d'opérations intercomptes

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
45,000	46,568	Loans to Students / Prêts aux étudiants	45,000
45,000	46,568	**TOTAL**	45,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024
.

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Atlantic Fisheries Fund / Fonds des pêches de l'Atlantique	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
0	28	Other / Autres recouvrements	0
0	28	**TOTAL - Atlantic Fisheries Fund / Fonds des pêches de l'Atlantique**	0
		Canada Community-Building Fund / Fonds pour le développement des collectivités du Canada	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
47,148	47,148	Economic Development / Développement économique	49,198
47,148	47,148	**TOTAL - Canada Community-Building Fund / Fonds pour le développement des collectivités du Canada**	49,198
		Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	
		Own Source Revenue / Recettes de provenance interne	
16,500	16,500	Transfers from Departments / Transferts des ministères *	49,500
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
132,000	109,300	Economic Development / Développement économique	107,450
148,500	125,800	**TOTAL - Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée**	156,950

* Inter-account transaction account / Compte d'opérations intercomptes

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
15,000	11,960	Economic Development / Développement économique	11,600
15,000	11,960	**TOTAL - Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone**	11,600
		New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
2,150	1,325	Economic Development / Développement économique	1,938
2,150	1,325	**TOTAL - New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités**	1,938
		Other Special Initiatives / Autres projets spéciaux	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
0	6,264	Other / Autres recouvrements	0
0	6,264	**TOTAL - Other Special Initiatives / Autres projets spéciaux**	0
212,798	192,525	**TOTAL**	219,686

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1,000	1,000	Interest on Loans / Intérêts sur prêts	1,000
		Other / Autres recettes	
800	800	Recoveries - Loans and Guarantees / Recouvrements - prêts et garanties	800
1,800	1,800	Sub-Total - Return on Investment / Total partiel - produits de placements	1,800
		Licences and Permits / Licences et permis	
		General / Recettes générales	
33	33	Nursing Homes - Special Care Licences / Foyers de soins - permis de soins spéciaux	33
33	33	Sub-Total - Licences and Permits / Total partiel - licences et permis	33
		Sale of Goods and Services / Vente de biens et services	
		Leases and Rentals / Baux et locations	
16,000	16,000	Rents - Public Housing Units / Loyers - unités de logement sociaux	16,000
1,800	1,800	Rents - Residential Units / Loyers - unités résidentielles	1,800
		General / Recettes générales	
80	80	Administration Fees - CMHC / Frais administratifs - SCHL	80
10	10	Delivery Fees - CMHC / Frais de livraison - SCHL	10
17,890	17,890	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	17,890

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
4,200	4,200	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	4,200
0	652	Family Court Payments / Tribunal de la famille - versements	0
175	175	Other Miscellaneous Revenue / Autres recettes diverses	175
4,375	5,027	Sub-Total - Miscellaneous / Total partiel - recettes diverses	4,375
24,098	24,750	**TOTAL - Own Source Revenue / Recettes de provenance interne**	24,098
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Central Government Services / Services généraux du gouvernement	
36,218	36,218	Recoveries - CMHC / Sommes recouvrées - SCHL	36,226
		Health / Santé	
43,376	5,500	Healthy Seniors Pilot Project / Projet pilote sur les aînés en santé	20,000
0	11,700	Safe Long-term Care Fund / Fonds pour la sécurité des soins de longue durée	0
0	0	Health - Other / Santé - autre	7,000
79,594	53,418	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	63,226
103,692	78,168	**TOTAL**	87,324

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
		Other / Autre recouvrements	
49	49	Other Land Sales / Autres ventes de terrains	49
1	1	Other - Housing / Autre - Logements	1
50	50	**TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne**	50
50	50	**TOTAL**	50

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		CMHC Funding Account / Compte de financement de la SCHL	
		Own Source Revenue / Recettes de provenance interne	
210	535	Return on Investment / Produits de placements	510
210	535	**TOTAL - CMHC Funding Account / Compte de financement de la SCHL**	510
210	535	**TOTAL**	510

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023**–**2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2022**–**2023 ESTIMATE / PRÉVISIONS	2022**–**2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023**–**2024 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
3,727	3,727	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick	3,727
3,727	3,727	**TOTAL**	3,727

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1	0	Foreign Exchange / Opérations de change	1
1	0	Sub-Total - Return on Investment / Total partiel - produits de placements	1
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
875	960	Village Historique Acadien / Village historique acadien	1,030
		Provincial Parks / Parcs provinciaux	
400	463	Park Entrance Fees / Droits d'entrée dans les parcs	545
75	63	Golf Fees / Frais de jeu - golf	60
25	22	Marina Fees / Droits - ports de plaisance	25
1,590	1,661	Camp Fees / Droits - terrains de camping	1,840
300	315	Ski Fees / Droits - ski	400
150	287	Other Park Revenues / Autres recettes provenant des parcs	200
30	52	Park Concessions / Concession de parcs	50
15	11	Retail Revenue / Recettes de détail	15
50	92	Restaurant Sales / Ventes de restaurants	50
		General / Recettes générales	
280	405	Larry's Gulch Lodge / Chalet Larry's Gulch	300
50	200	Advertising / Publicités	50
3,840	4,531	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	4,565

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
4	145	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	4
4	145	Sub-Total - Miscellaneous / Total partiel - recettes diverses	4
3,845	4,676	**TOTAL - Own Source Revenue / Recettes de provenance interne**	4,570
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres recouvrements	
875	875	Other Conditional Grants / Autres subventions conditionnelles	875
875	875	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	875
4,720	5,551	**TOTAL**	5,445

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023−2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022−2023 ESTIMATE / PRÉVISIONS	2022−2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023−2024 ESTIMATE / PRÉVISIONS
		Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts	
		Own Source Revenue / Recettes de provenance interne	
1,200	1,200	Lottery Revenue / Recettes des loteries	1,200
1,200	1,200	**TOTAL - Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts**	1,200
		GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
370	370	Other / Autres recouvrements	300
370	370	**TOTAL - GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport**	300
		Parlee Beach Maintenance / Entretien de la plage Parlee	
		Own Source Revenue / Recettes de provenance interne	
79	79	Sale of Goods and Services / Vente de biens et services	79
79	79	**TOTAL - Parlee Beach Maintenance / Entretien de la plage Parlee**	79
		Sport Development Trust Fund / Fonds en fiducie pour l'avancement du sport	
		Own Source Revenue / Recettes de provenance interne	
1,000	1,000	Lottery Revenue / Recettes des loteries	1,000
1,000	1,000	**TOTAL - Sport Development Trust Fund / Fonds en fiducie pour l'avancement du sport**	1,000

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett	
		Own Source Revenue / Recettes de provenance interne	
10	10	Return on Investment / Produits de placements	10
10	10	**TOTAL - Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett**	10
2,659	2,659	**TOTAL**	2,589

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks	
		Own Source Revenue / Recettes de provenance interne	
2,311	4,662	Sale of Goods and Services / Vente de biens et services	5,039
2,311	4,662	**TOTAL - Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks**	5,039
		Mactaquac Golf Course / Terrain de golf Mactaquac	
		Own Source Revenue / Recettes de provenance interne	
975	1,360	Sale of Goods and Services / Vente de biens et services	1,438
975	1,360	**TOTAL - Mactaquac Golf Course / Terrain de golf Mactaquac**	1,438
		Parlee Beach Campground / Terrain de camping de la plage Parlee	
		Own Source Revenue / Recettes de provenance interne	
422	580	Sale of Goods and Services / Vente de biens et services	661
422	580	**TOTAL - Parlee Beach Campground / Terrain de camping de la plage Parlee**	661
		Sugarloaf Lodge / Pavillon Sugarloaf	
		Own Source Revenue / Recettes de provenance interne	
272	332	Sale of Goods and Services / Vente de biens et services	454
272	332	**TOTAL - Sugarloaf Lodge / Pavillon Sugarloaf**	454
3,980	6,934	**TOTAL**	7,592

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
5	30	Other Interest Income / Autres intérêts créditeurs	5
5	30	Sub-Total - Return on Investment / Total partiel - produits de placements	5
		Licences and Permits / Licences et permis	
		Motor Vehicle / Véhicules à moteur	
1,600	1,600	*Motor Vehicle Act* - Fees / *Loi sur les véhicules à moteur* - droits	1,600
25	25	*Motor Carrier Act* - Fees / *Loi sur les transports routiers* - droits	15
1,625	1,625	Sub-Total - Licences and Permits / Total partiel - licences et permis	1,615
		Sale of Goods and Services / Vente de biens et services	
		Intergovernmental / Recettes intergouvernementales	
3,300	3,300	Recoveries from Municipalities - General Maintenance / Recouvrements des municipalités - entretien général	3,110
265	265	Recoveries - General Maintenance - First Nations / Recouvrements - entretien général - Premières Nations	265
		Leases and Rentals / Baux et locations	
1,375	1,475	Land Rentals - Other / Location de terrains - autres	1,475
355	355	Rents - Provincial Buildings / Loyers - bâtiments provinciaux	355

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
30	30	Commercial Sign Recoveries - Designated Revenue / Enseignes commerciales - recouvrements - recettes réservées	30
120	100	Central Heating Plant - Sales / Centrale de chauffage - ventes	115
30	30	Industrial Parks - Water and Sewage Service / Parcs industriels - réseaux d'eau et d'égouts	33
5,475	5,555	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	5,383
		Fines and Penalties / Amendes et peines	
30	30	*Highway Act* - Fines / *Loi sur la voirie* - amendes	30
30	30	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	30
		Miscellaneous / Recettes diverses	
1	1	Government Assigned Vehicles - Recoveries from Employees / Véhicules du gouvernement - recouvrements auprès des employés	1
0	50	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	0
0	75	Insurance Recoveries / Recouvrements d'assurances	0
150	100	Other Miscellaneous Revenue / Autres recettes diverses	150
151	226	Sub-Total - Miscellaneous / Total partiel - recettes diverses	151
7,286	7,466	**TOTAL - Own Source Revenue / Recettes de provenance interne**	7,184
7,286	7,466	**TOTAL**	7,184

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
		Other / Autres recouvrements	
2,500	2,500	Other / Autres recouvrements	2,500
2,500	2,500	**TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne**	2,500
		Capital Recoveries - Canada / Recouvrements au compte de capital - Canada	
		Transportation / Transports	
2,486	5,730	National Trade Corridors Fund / Fonds national des corridors commerciaux	5,155
23,674	24,495	New Building Canada Fund - Provincial-Territorial Infrastructure Component / Nouveau Fonds Chantiers Canada - volet infrastructures provinciales-territoriales	28,082
		Economic Development / Développement économique	
12,799	13,663	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	4,794
		Other / Autres recouvrements	
2,370	2,655	Disaster Mitigation and Adaptation Fund / Fonds d'atténuation et d'adaptation en matière de catastrophes	2,108
486	713	Other / Autres recouvrements	0
41,815	47,256	**TOTAL - Capital Recoveries - Canada / Recouvrements au compte de capital - Canada**	40,139
44,315	49,756	**TOTAL**	42,639

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Land Management Fund / Fonds pour l'aménagement des terres	
		Own Source Revenue / Recettes de provenance interne	
30	270	Sale of Goods and Services / Vente de biens et services	30
620	2,500	Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	620
650	2,770	**TOTAL - Land Management Fund / Fonds pour l'aménagement des terres**	650
650	2,770	**TOTAL**	650

MAIN ESTIMATES / BUDGET PRINCIPAL, 2023–2024

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2022–2023 ESTIMATE / PRÉVISIONS	2022–2023 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2023–2024 ESTIMATE / PRÉVISIONS
		Vehicle Management Agency / Agence de gestion des véhicules	
		Own Source Revenue / Recettes de provenance interne	
91,400	107,400	Chargeback to Clients / Rétrofacturation aux clients *	109,900
500	500	Capital - Recoveries / Recouvrements au compte de capital	500
91,900	107,900	**TOTAL - Vehicle Management Agency / Agence de gestion des véhicules**	110,400
91,900	107,900	**TOTAL**	110,400

* Inter-account transaction account / Compte d'opérations intercomptes